04025557

INVERESK RESEARCH
Group Inc

Nephrology * Neurology * Nutrition * Obstetrics * Oncology * Ophthalmology * Orthopedic * Otolaryngology * Pediatrics * Psychiatry * Pulmonary * Respiratory * Rheumatology * Sexually Transmitted Diseases * Surgery * Transplant

Anesthesiology * Analgesia * Asthma * Biotransformation * Cardiology * CNS * Dental * Dermatology

Analytical chemistry

Consumer research testing

Epidemiology * Gastroenterology * Genetics

Clinical chemistry * Central laboratory services * Device & Diagnostics * Endocrinology * Epidemiology * Gastroenterology * Genetics * Gynecology

Program management * Project management

Metabolism * Microbiology * Process Validation

In vitro dermal absorption

Veterinary residue testing * Infectious Diseases * Neonatology * Analgesia * Asthma * Anesthesiology * Allergy

Toxicokinetics * Toxicology * Hematology * Cardiology * CNS * Dental * Dermatology

PE
12-31-03

RECD S.E.C.
APR - 8 2004
1083

AR/S

PROCESSED
APR 09 2004
THOMSON
FINANCIAL

Annual Report 2003

Full service quality, safety and efficacy determinations and submissions


Discovery Research
Development Research
Regulatory Review
Post Marketing Review
Pre-Clinical Toxicology and Pharmacokinetic Studies
Safety - general, infusion, inhalation, genetic, neurotoxicology, reproductive, immunology, pharmacology, carcinogenicity, pathology, bioanalysis, metabolism and pharmacokinetics
All to GLP
Phase I
Phase II / Phase III
Phase IV
62 Phase I clinical beds
1 NCE first-into-man each month
Full central laboratory service
Radioisotope specialty
Bioanalysis and PK/PD determinations
Clinical pharmacology
All to GCP
Global clinical network
Medical monitoring
Data management, statistics and pharmacokinetics
Regulatory, clinical trial clearances, IND/NDA submissions
Registries and Epidemiology
Pharmacovigilance
Central laboratories and Bioanalysis
Medical writing
All to GCP
Clinical Trials

"Building the world's leading and most profitable drug development services company"



RGI
(Nasdaq)
Inveresk Research Pre-clinical
Inveresk Research Clinical

RGI

We are a leading provider of drug development services to the pharmaceutical and biotechnology industries. We offer a broad range of drug development services, including pre-clinical safety and pharmacology evaluation services, laboratory sciences services and clinical development services.

Inveresk Research Pre-Clinical

Established nearly 40 years ago, our pre-clinical development business employs approximately 1,800 people and operates from two principal locations in Edinburgh, Scotland and Montreal, Canada. Revenues and segment income from operations in 2003 were $163.1 million and $43.6 million respectively.

Inveresk Research Clinical

Established in 1988, our clinical development business employs approximately 1,000 people and operates from 15 sites located across the United States and Europe. Revenues and segment income from operations in 2003 were $109.3 million and $12.5 million respectively.



Contents

Financial Highlights

Highlights

- Full-year results demonstrate continued strength of Inveresk's service offering
- New business signings total $331 million
- Net service revenue up 22.5% to $272.5 million
- Cash flow from operations totaled $56.3 million, before capital expenditure of $30.4 million

Reported Results

- Income from operations $46.1 million
- Diluted EPS $1.01

Pro Forma Results (Note)

- Income from operations $47.9 million
- Full year pro forma operating margin 17.6%
- Diluted EPS $1.07 – up 21.6% compared with 2002

The Results

Net Service Revenue ($ millions)


2003
272.5
163.1
109.3
2002
222.5
142.2
80.3
2001
156.3
95.2
61.1

Pro Forma income from operations ($ millions)


2003
47.9
43.6
12.5
2002
45.6
43.5
9.0
2001
22.4
22.3
4.5

New business signings ($ millions)


2003
331
2002
267
2001
243

Group Pre-Clinical Clinical

Note: Inveresk Research Group, Inc. believes the non-GAAP pro forma financial data more clearly reflects its underlying financial and operational performance and provides a more appropriate basis for comparison (i) to historical and future performance, and (ii) to the reported results of comparable businesses. Our method of calculating these measures may differ from those used by other companies and therefore comparability may be limited.

A detailed explanation and reconciliation of actual and pro forma financial measures is set out on page 52.



President's letter

to our stockholders

In 2003, the first full financial year since our initial public offering in June 2002, Inveresk again achieved strong growth. The continued strength of our business reflects the breadth and world-class reputation of Inveresk's service offering, our ability to invest in the most up-to-date technologies and facilities and the diversity and continued loyalty of our client base.

In addition to continued organic growth experienced by the Company we completed the acquisition in July 2003 of PharmaResearch Corporation, a provider of Phase II – IV clinical trial management services based in the United States. This acquisition allowed us to significantly increase the scale and service of our North American clinical development operations.

A key strength of the company continues to be the commitment and dedication of our management team and employees, for which the directors and officers of the Company would like to express their appreciation and thanks.

Financial Highlights

Our full year results demonstrate the continued quality of Inveresk's services. Net service revenue grew 22.5% to $272.5 million. Pro forma earnings per share were $1.07, an increase of 21.6% compared with 2002.

Inveresk maintained its strong capitalization and cash flows in 2003. Operating cash flow in 2003 amounted to $56.3 million and we invested a total of $30.4 million in our facilities and technology base. At the end of 2003, we had a net financial debt of $34.2 million, after retiring $13.0 million of term debt ahead of schedule. Additionally we had $75 million of unutilized credit facilities.

We continued to experience exceptionally strong demand for our services, as shown by new business enquiries and awards, particularly in the latter half of the year. In 2003, new business signings totaled $331 million compared with $267 million in 2002. Our confirmed backlog at December 31, 2003, was $285 million, compared with $210 million at December 31, 2002.

Strategy for profitable growth

We believe the increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our pre-clinical and clinical businesses profitably. Our strategy is to build upon our core pre-clinical and clinical development expertise and to further our reputation as a provider of a comprehensive range of high quality and high value-added drug development services. Our aim is to become the leading provider of high value-added research and development services to our clients. We anticipate achieving this goal primarily through:

- Continuing to invest in our pre-clinical facilities in Edinburgh, Scotland, and Montreal, Canada, to provide us with greater capacity to meet anticipated increases in demand for our pre-clinical development services;
- Maintaining and enhancing the ability of our Phase I clinical operations in Edinburgh, Scotland, to provide high quality, value-added services while leveraging our experience and expertise in seeking to expand these services geographically;
- Continuing to position our Phase II – IV clinical development business as a provider of high value-added services; and
- Further leveraging the cross-selling opportunities between our two business segments.





We intend to implement our growth strategy in part by making acquisitions of other companies or businesses, to the extent we are able to do so on appropriate terms.

2003 Developments

Notwithstanding adverse foreign exchange rate movements and volatility that affected the North American pre-clinical operation, our pre-clinical business produced yet another excellent operating and financial performance in 2003. In terms of operating margins it remains the most profitable drug development services group in its sector. It is also important to remember that 2002 was an exceptionally strong year for our pre-clinical business.

The first stages of expansion at our Montreal and Edinburgh facilities came on stream in 2003, with the new facilities being fully occupied soon thereafter. Stage Two of the current expansion is now underway at both facilities, involving increased capacity for both our toxicology and laboratory sciences businesses. We expect these new facilities to be completed in the third quarter of 2004 and the first quarter of 2005, respectively.

We continued to improve our operating performance within the existing clinical business during 2003 and added significantly to it with the acquisition of PharmaResearch in July. The integration plans for the PharmaResearch acquisition are now complete, with annualized cost savings of $5.0 to $6.0 million forecast to be realized by the enlarged business. New business signings were very strong in the latter part of the year for this business, reflecting its greater scale in the marketplace.

In July 2003, we entered into a new $150 million syndicated bank credit facility, part of which was used to finance the acquisition of PharmaResearch and also to repay the borrowings outstanding under our former bank credit facility. We accelerated the repayment of part of this facility prior to year end and currently have $75 million of unutilized credit facilities to support future external growth.

In November we completed an offering of 11.5 million shares, comprising 1.0 million primary shares and 10.5 million secondary shares. As a consequence of this transaction we increased significantly the free float in our shares whilst reducing the shareholding of Candover, our largest shareholder, to less than 25%.

2004 Outlook

Ongoing expansion of our pre-clinical operations, enhanced strength in the clinical marketplace following the acquisition of PharmaResearch, and healthy enquiry levels, combined with robust new business signings in 2003, give us confidence that we will continue to realize benefits for the Company in the coming year and meet the targets we have set for 2004.

Finally, our Chairman, Dr. Ian P. Sword, has taken the decision to retire and will not stand for re-election at the 2004 annual shareholder meeting. On behalf of the Board and management, I would like to thank Dr. Sword for his invaluable guidance and input since his appointment as Chairman of the Board of Directors, and wish him every success in the future.

Sincerely,

Dr. Walter S. Nimmo
President and Chief Executive
February 20, 2004

Directors



Dr. Walter S. Nimmo
Chief Executive Officer, President
Dr. Walter S. Nimmo is our Chief Executive Officer and President. He has served on our Board of Directors since March 2002 and has served as Chief Executive and as a director of Inveresk Research Group since September 1999. Dr. Nimmo holds a BSc in medical sciences and qualified as a medical doctor in 1971. He became a Member of the Royal College of Physicians in 1975 and a Fellow in 1980. He also became a Fellow of the Royal College of Anaesthetists in 1977.

Ms. S. Louise McCrary
Director
Ms. Louise McCrary has served as one of our directors since March 2002 and has worked at WellPoint Health Networks Inc., a Fortune 200 managed care company, since December 1996. She has served as Senior Vice President of Special Products since August 2003, Senior Vice President and Chief of Staff and Corporate Planning, Office of the Chairman since February 2000. From July 1985 until November 1996, Ms. McCrary worked at Coopers & Lybrand and was a Partner at Coopers & Lybrand from 1993 until 1996. Ms. McCrary earned a B.A. in accounting from Golden Gate University in 1984.

Dr. Ian P. Sword
Chairman of the Board of Directors
Dr. Ian P. Sword is Chairman of our Board of Directors and has served as Chairman of the board of directors of Inveresk Research Group since September 1999. Dr. Sword served as director and Senior Executive Vice President of SGS Société Générale de Surveillance SA between September 1993 and March, 2002. Dr. Sword was the Chairman of Scottish Enterprise Edinburgh and Lothian Ltd, an entity that engages in the development of enterprises in the Edinburgh area, from April 2000 until March 2002. Dr. Sword earned a Ph.D. from Glasgow University.

Ms. Vanessa C.L. Chang
Director
Ms. Vanessa C. L. Chang has served as one of our directors since December 2002. Ms. Chang is a member of the board of directors and chairperson of the audit committee of New Perspective Fund, Inc., a global mutual fund. She is also a member of the Board of Trustees, chairperson of the Business and Finance Committee and a member of the Investment Committee and Audit Committee of Claremont Graduate University. Ms. Chang worked at KPMG Peat Marwick from 1976 to 1997 and was a Corporate Finance Partner in the Los Angeles office from 1986 to 1997. Ms. Chang received a B.A. from the University of British Columbia in 1974 and is a Certified Public Accountant.

Dr. John T. Henderson
Director
Dr. John T. Henderson has served as one of our directors since March 2002. Since January 1, 2001, Dr. Henderson has served as a consultant to the pharmaceutical industry through Futurepharm LLC, a company founded and owned by him. Dr. Henderson held various positions at Pfizer Inc. from December 1974 until December 2000. At Pfizer, he gained broad experience in drug development as Vice President of European Clinical Research and Regulatory Affairs and subsequently as Senior Vice President for Development in Japan. Dr. Henderson earned his primary medical degree in 1968 and a Bachelor's degree in 1965, each from the University of Edinburgh.

Dr. John Urquhart
Vice Chairman of the Board of Directors
Dr. John Urquhart has served as the Vice Chairman of our Board of Directors since March 2002 and has served as a director of Inveresk Research Group Limited (our subsidiary and former holding company) since January 2000. Since September 1995, Dr. Urquhart has been the Chief Scientist of AARDEX Ltd. Since 1991, Dr. Urquhart has been a member of the board of directors of the Cayman subsidiary of HBM Bioventures, a Swiss-based venture capital firm. Dr. Urquhart has been Extraordinary Professor of Pharmacoepidemiology at Maastricht University in the Netherlands since 1991, concentrating on graduate education and research, and an Adjunct Professor of Biopharmaceutical Sciences at University of California San Francisco Medical Center since 1986. Dr. Urquhart received his M.D. from Harvard Medical School in 1959 and his Bachelor's degree from Rice University in 1955.

Executive Officers



Mr. Alastair S. McEwan
Group Executive Vice President, President of Global Clinical Operations
Mr. Alastair S. McEwan is a Group Executive Vice President of Inveresk Research Group, Inc. and has served as President of our Global Clinical operations since April 2003. He had previously been President of our Clinical Americas division since April 2001. Mr. McEwan joined the group in 1996. Mr. McEwan qualified as a Chartered Accountant in 1979 with the Institute of Chartered Accountants of Scotland after receiving a Bachelor of Commerce degree in 1976 from the University of Edinburgh.

Mr. D.J. Paul E. Cowan
Chief Financial Officer and Treasurer
Mr. D. J. Paul E. Cowan is our Chief Financial Officer and Treasurer and has served as Chief Financial Officer of Inveresk Research Group since January 2002. Prior to joining Inveresk Research, Mr. Cowan worked as an investment banker at Bear Stearns International Limited from May 2000 until January 2002, specializing in the European health care and biotechnology industries. From September 1997 until December 1999, Mr. Cowan was Chief Financial Officer of Cerebrus plc, a privately owned biotechnology company. Mr. Cowan received his Bachelor's degree in business in 1981 from Queensland University of Technology in Australia.

Dr. Walter S. Nimmo
Chief Executive Officer, President
Dr. Walter S. Nimmo is our Chief Executive Officer and President. He has served on our Board of Directors since March 2002 and has served as Chief Executive and as a director of Inveresk Research Group since September 1999. Dr. Nimmo holds a BSc in medical sciences and qualified as a medical doctor in 1971. He became a Member of the Royal College of Physicians in 1975 and a Fellow in 1980. He also became a Fellow of the Royal College of Anaesthetists in 1977.

Mr. Nicholas J. Thornton
Group Executive Vice President, Vice President of Corporate Development
Mr. Nicholas J. Thornton is a Group Executive Vice President of Inveresk Research Group, Inc. and has served as Vice President of Corporate Development since April 2003. From April 2001 to April 2003 he served as President of our Clinical Europe Asia Pacific operations. Prior to joining Inveresk Research Group, Mr. Thornton worked at SGS Société Générale de Surveillance Holding S.A. as Senior Vice President of eBusiness from April 2000 until February 2001 and as Vice President Group Corporate Development from November 1997 to March 2000, where he was responsible for acquisitions and Corporate development on behalf of the SGS Group. Mr. Thornton received M.B.A. (1992) and LLB (law: 1984) degrees from Auckland University in New Zealand.

Mr. Michael F. Ankcorn
Group Executive Vice President, Chairman, President and Chief Executive Officer of CTBR Bio-Research Inc.
Mr. Michael F. Ankcorn is a Group Executive Vice President of Inveresk Research Group, Inc. and has served as Chairman, President and Chief Executive Officer of CTBR Bio-Research Inc. our Canadian pre-clinical operation, since August 1996. From December 1978, Mr. Ankcorn served as President and Chief Executive Officer of Bio-Research Laboratories Ltd. until all of its assets were purchased and the business of CTBR Bio-Research Inc. commenced in August 1996.

Dr. Brian Bathgate
Group Executive Vice President, President of Pre-Clinical Europe Operations
Dr. Brian Bathgate is a Group Executive Vice President of Inveresk Research Group, Inc. and has served as President of our preclinical Europe operations since April 2001. Dr. Bathgate served as General Manager of Inveresk Research International Limited from September 1996 until April 2001, responsible for all activities relating to the European pre-clinical division. Dr. Bathgate earned a Bachelor's degree in 1982 from Glasgow University, a Ph.D. in 1985 from Nottingham University, a Business Management Diploma (HND) in 1988 and completed the Young Managers Programme at INSEAD in 1996.

Our Services

We are a leading provider of drug development services to companies in the pharmaceutical and biotechnology industries.

Through our pre-clinical and clinical business segments, we offer a broad range of drug development services, including pre-clinical safety and pharmacology evaluation services, laboratory sciences services and clinical development services. We are one of a small number of drug development services companies currently providing a comprehensive range of pre-clinical and clinical development services on a worldwide basis. Our client base includes major pharmaceutical companies in North America, Europe and Japan, as well as many biotechnology and specialty pharmaceutical companies. We completed our initial public offering of common stock in July 2002.

Our pre-clinical development business was established almost 40 years ago, employs approximately 1,800 people and operates from two principal facilities, one located in Edinburgh, Scotland and the other in Montreal, Canada. This business segment provides pre-clinical safety and pharmacology evaluation services and laboratory sciences services (including clinical support services).

We believe we are the second largest provider of pre-clinical safety evaluation services in the world. Our pre-clinical business has a diverse client base, with no single client representing more than 10% of our net service revenue in 2003 or in 2002. More than 85% of the net service revenue from our pre-clinical business in 2002 and 2003 was generated from repeat clients.

Our clinical development business was established in 1988 and operates from 15 facilities located across the United States and Europe, employing approximately 1,000 people. This business segment conducts Phase I clinical trials and provides Phase II-IV clinical trials management services (including medical data sciences services and regulatory support). Our 62-bed clinic in Edinburgh, Scotland conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years. The global infrastructure of our clinical development business permits us to offer our clients multi-country Phase II-IV clinical trials, as well as smaller single-country projects.





Our pre-clinical development services business offers a broad range of services including pre-clinical safety evaluation, safety pharmacology and laboratory sciences. In 2003, this business segment generated net service revenue of $163.1 million and income from operations of $43.6 million.

Pre-clinical Safety

We conduct pre-clinical safety evaluation studies and pharmacological services in our facilities located in Edinburgh and Montreal. We conduct product development and safety evaluation programs, involving both mammalian and *in vitro* toxicology and we have the necessary resources in specialist ancillary groups to fully support toxicology studies and provide a complete safety evaluation service. We perform standard or tailored safety evaluation studies designed to satisfy the needs of our clients and the different requirements of regulatory agencies across the world. Both of our facilities are compliant with the regulations imposed by the regulatory authorities in North America, Europe and Japan including Good Laboratory Practice ("GLP").

We are one of the few Western drug development services organizations with an established market presence for pre-clinical development services in Japan.

Pre-clinical safety evaluation and pharmacological services that we undertake on behalf of our clients are wide-ranging and include:

- pre-clinical toxicology studies designed to detect physiological, biochemical and hematological, neurological and pathological effects of a pharmaceutical candidate;
- genetic toxicology studies conducted on materials to assess the potential for induction of genetic mutations or chromosomal damage. Materials that we test include pharmaceuticals, industrial chemicals, food additives and agrochemicals;
- immunotoxicology studies designed to detect, *in vitro*, the effects of a pharmaceutical candidate on the human immune system;
- bioanalytical chemistry studies undertaken to provide a quantitative analysis of parent compounds (pharmaceutical candidates) and metabolites in a variety of biological matrices. These studies play a pivotal role in providing support for toxicology studies; and
- toxicokinetic evaluations designed to assess how a pharmaceutical candidate is absorbed by and eventually eliminated from the body. These studies are important for interpreting toxicology findings and providing information to support clinical studies.


* Allergy
* Device & Diagnostic Endocrinology Epidemiology Gastroenterology Immunology Infectious Diseases *
Anesthesiology Analgesia * Asthma Cardiology * CNS Ophthalmology * Otolaryngology * Rheumatology * Sexually Transmitted Diseases *
* Neonatology Nephrology * Neurology Nutrition * Obstetrics Oncology * Orthopedic Pediatrics * Psychiatry * Pulmonary * Respiratory *
Rheumatology Sexually Transmitted Diseases Surgery * Transplant * Urology Women's Health * Allergy * Anesthesiology * Analgesia Asthma * Cardiology *
* Device & Diagnostic Endocrinology * Epidemiology Gastroenterology * Genetics Gynecology * Hematology * Immunology *
Environmental toxicology * Expert toxicology
Metabolism * Microbiology * Pathology * Pharmacokinetic analysis * Process Validation * Program management
Toxicology * Quality Assurance * Veterinary residue
* Field trials * Final Product Testing * Formulation analysis * Genetic toxicology * In vitro dermal absorption
* Project management * Reproductive toxicology * Radiolabelled studies * Safety pharmacology * Stability Testing * Sterility Testing
* Bioanalytical Chemistry * Biotechnology * Biotransformation * Carcinogenicity * Cell bank testing * Central laboratory services * Clinical chemistry
* Field trials * Final Product Testing * Formulation analysis * Genetic toxicology * In vitro dermal absorption * In vitro metabolism * Metabolism * Microbiology





In addition, we have an established reputation in the field of specialist toxicology safety evaluation services relating to specific routes of administration, including infusion and inhalation studies, highly specialized areas in which we have experienced increasing demands for our services.

We utilize modern, industry-standard validated software systems wherever possible to assist in the collection, analysis and reporting of toxicology data.

Laboratory Sciences

We provide a wide range of laboratory-based analytical services, primarily to the pharmaceutical and biotechnology industries. These services are provided from our pre-clinical facilities located in Edinburgh and Montreal. All of the activities of our laboratory sciences business are conducted in compliance with GLP.

The laboratory sciences services we offer to our clients include the following:

- bioanalytical services – our bioanalytical group specializes in the quantitative analysis of drug candidates and metabolites in biological fluids and tissues to support toxicokinetic and clinical investigations. Over the past five years we have made considerable investment, including in LC-MS/MS technology, and in facilities and instrumentation;

- drug metabolism services – our drug metabolism group has more than 25 years experience in a range of *in vivo* and *in vitro* ADME (absorption, distribution, metabolism and elimination) disciplines. Our *in vitro* group supports discovery and development programs and performs studies to investigate metabolic stability, P450 induction and inhibition, reaction phenotyping, extrahepatic and non-P450 metabolism and drug absorption.

  Our *in vivo* metabolism group conducts studies to investigate the disposition of radio labeled and non-radio labeled test items, both in pre-clinical and in clinical studies;

- clinical support services – our clinical pathology laboratory offers a full range of services from clinical chemistry and hematology to more specialized molecular and microbiology techniques (e.g. clinical immunology, genotyping and PCR and flow cytometry) and biochemical pharmacology (particularly for drugs targeting cardiovascular disease). We expanded this pre-clinical research group first to support our own Phase I clinical safety evaluation segment and then further to become a central laboratory for international multi-center clinical trials;

- product characterization and stability testing – we offer a range of chemistry quality-testing services and can test a wide range of drug candidates and products including demonstration that the source material is free from detectable contaminants, demonstration that the manufacturing process is capable of removing and/or inactivating contaminants, characterization of the product and demonstration of the storage stability of the product.

We also offer a wide range of studies to register new compounds and support existing materials worldwide for the agrochemical, animal health, biocide and chemical industries. In addition to the services described above, we carry out environmental toxicity and related investigations, environmental fate studies, veterinary clinical trials, livestock studies, plant metabolism studies and field trials for agricultural products on behalf of these clients.

Clinical Development Services

Our clinical development services business offers a broad range of services including Phase I clinical safety evaluation and Phase II-IV clinical trials management services (including medical data sciences and regulatory support). In 2003 this business segment generated net service revenue of $109.3 million and income from operations of $12.5 million.

Phase I Clinical Safety Evaluation

Our Phase I clinical safety evaluation service is designed to move lead pharmaceutical candidates rapidly from pre-clinical development through Phase I tolerability assessments to explore the human pharmacology. Blending the experience of our physicians, scientists, project managers and specialist nursing staff, we can design for our clients an optimal program for the early and later stage development of their drug candidates. We are one of the few drug development services organizations worldwide able to offer this breadth of service.

We conduct Phase I safety evaluations at our facility in Edinburgh that is capable of housing up to 62 volunteers at any one time.

This facility is in close proximity to our laboratory sciences segment in Edinburgh, which is responsible for performing the analysis of biological samples generated by our Phase I clinic, guaranteeing fast response times. All of our volunteers go through an intensive screening process to ensure suitability for our studies.

We believe one of our core competencies is our ability to provide in-depth analysis of the results of Phase I clinical safety evaluation and meaningful information for our clients with respect to the product being tested.

Our Phase I clinic can conduct all types of studies and has experience across a wide range of therapeutic areas. On average, we have completed 11 first-in-man studies annually over the past five years.

Phase I Trials in Patients and Special Populations

We can undertake special population studies in groups such as the elderly, post-menopausal women or patients with specific diagnoses, such as renal failure or asymptomatic HIV disease. Additionally, we conduct Phase I trials in patients for specific indications at investigational sites throughout the United States.





Biotechnology * Biotransformation * Carcinogenicity
Consumer research testing *
Clinical data management * Consumer research testing
Analgesia * Asthma Cardiology * CNS Allergy * Dental Gastroenterology Device & Diagnostic Endocrinology Epidemiology *
Hematology * Immunology Neonatology * Nephrology Infectious Diseases * Nutrition * Neurology * Ophthalmology Obstetrics * Oncology *
In vitro dermal absorption *
Genetic toxicology * In vitro dermal absorption
Formulation analysis * Genetic toxicology
Final Product Testing * Formulation analysis
Radiolabelled studies *
Reproductive toxicology * Radiolabelled studies
Project management * Reproductive toxicology
Program management * Project management
Biotransformation *
Biotechnology * Biotransformation
Bioanalytical chemistry * Biotechnology
Bioanalytical chemistry
Veterinary residue testing * Bioanalytical chemistry
Quality Assurance * Veterinary residue testing
Toxicology * Quality Assurance
* Consumer research testing
Clinical data management * Consumer research testing
Clinical chemistry * Clinical data management
Central laboratory services * Clinical chemistry
Cell bank testing * Central laboratory services
* Carcinogenicity * Cell bank testing
* Expert toxicology consultancy
Environmental toxicology * Expert toxicology consultancy
* Field trials * Final Product Testing
Pediatrics * Psychiatry * Pulmonary * Respiratory * Rheumatology * Sexually Transmitted Diseases Surgery * Transplant * Urology *
Process Validation * Program management
Pharmacokinetic analysis * Process Validation
Toxicokinetics * Toxicology
Device & Diagnostic * Endocrinology * Epidemiology Gastroenterology * Genetics * Gynecology * Hematology Immunology * Infectious Diseases *
Microbiology * Pathology
Women's Health * Vaccines * Virology * Allergy * Anesthesiology * Analgesia * Asthma Cardiology * CNS * Dental * Dermatology *
Sterility Testing * Thrombosis research * Toxicokinetics
* Safety Pharmacology * Stability Testing * Sterility Testing

Phase II-IV Clinical Development

From our 15 offices worldwide and business operations in more than 20 countries, we manage every aspect of clinical trials from clinical development plans and protocol design to New Drug Applications and post-marketing surveillance. We provide a comprehensive range of services as either a full-service package or as individual stand-alone services. In addition to conducting single site studies in many parts of the world, we have a proven track record of managing large international multi-center trials culminating in regulatory filings. We have supported studies in over 50 countries, working in 19 different languages.

We offer customized program management to coordinate and manage a clinical trial development program. The design of each study is agreed with the client at the beginning of the study and set out in a protocol.

As part of conducting clinical trials, we provide the following core services, either on an individual or integrated basis, depending on our clients' needs:

- strategy development – in the initial planning stages, we provide advice on clinical development strategy, program content and its critical decision points;

- study design – in the critical area of study design, we assist clients in protocol design and prepare study protocols and case report forms taking into account current products and competing clinical trials with a view to building an effective database for regulatory authorities and post-marketing studies;

- investigator recruitment – during a clinical trial, physicians, also referred to as investigators, supervise the administration of the drugs to patients. We solicit the participation of investigators, who contract directly either with our clients or us. We maintain, and continually expand and refine, our investigator databases containing information regarding our experience with these investigators, including factors relevant to rapid study initiation, patient enrollment and quality of participation;

- project management – our skilled project management professionals oversee all aspects of our work on Phase II, III and IV clinical studies. They are responsible for overall service delivery to a client, working to ensure that studies proceed to agreed milestones on agreed terms, and for communicating with the client promptly and accurately on all relevant matters. Good project management plays a vital role in successful completion of a study;

- quality assurance – all of our activities are audited by staff independent of the study to ensure quality and compliance. We also offer this service to our clients;

- patient recruitment services – we assist our clients in recruiting patients to participate in clinical trials through investigator relationships, media advertising and other methods;



- study monitoring – we provide study-monitoring services by visiting investigator sites. These visits ensure that data is gathered according to Good Clinical Practice, the requirements of the client, and other applicable regulations. Monitoring staff and project managers provide training to investigators and hospital staff, both on study and protocol specific matters, and, as necessary, on the regulatory requirements associated with the particular study. As patients are examined and tests are conducted in accordance with the study protocol, data are recorded on case report forms and laboratory reports. Specially trained Clinical Research Associates ("CRAs") collect the data from study sites. CRAs visit sites regularly to ensure that the case report forms are completed correctly and that all data specified in the protocol are collected. We review case report forms for consistency and accuracy before we enter their data into an electronic database for purposes of medical and statistical analysis;

- clinical data management – our data management professionals assist in the design of protocols and case report forms, as well as training manuals and training sessions for investigational staff, to ensure that data are collected and coded in an organized and consistent format. Databases are designed according to the analytical specifications of the project and the particular needs of the client. We provide clients with data abstraction, data review and coding, data entry, database verification and editing and problem data resolution. We have expertise in electronically capturing and using diverse study data from different locations and we have invested in our data management capability to ensure the provision of current technology, experienced resources and innovative ideas;



- biostatistical analysis – our biostatistics professionals provide biostatistical consulting, database design, data analysis and statistical reporting. They often participate in assessing the number of patients required in particular programs and trials. Our biostatisticians provide clients assistance in all phases of drug development. Biostatisticians develop and review protocols, design appropriate analysis plans and design report formats to address the objectives of the study protocol as well as the client's individual objectives and report results according to the analysis plan. Additionally, biostatisticians assist our clients before panel hearings at the FDA;

- medical writing services – we write integrated clinical/statistical reports, manuscripts, risk/benefit assessment reports and regulatory submissions. These services are fully integrated with our other clinical services and are designed to reduce overall drug development time;

- medical overview – throughout the course of a development program, our physicians provide a wide range of medical research and consulting services to improve the speed and quality of clinical development, including medical supervision of clinical trials and compliance with medical standards and safety regulation;

- product safety – we provide pharmacovigilance support for both full service and self-standing projects. We are experienced in writing safety narratives and reconciliation of Serious Adverse Events with the clinical database. In addition, in conjunction with our regulatory affairs group, we can provide regulatory reporting of all Serious Adverse Events to worldwide regulatory authorities;


Allergy * Anesthesiology * Analgesia * Asthma * Cardiology * CNS * Dental * Dermatology
* Device & Diagnostic * Endocrinology * Epidemiology * Gastroenterology * Genetics * Gynecology * Hematology * Immunology * Infectious Diseases * Neonatology *
* Nephrology * Neurology * Nutrition * Obstetrics * Oncology * Ophthalmology * Orthopedic * Otolaryngology * Pediatrics * Psychiatry * Pulmonary *
* Respiratory * Rheumatology * Sexually Transmitted Diseases * Surgery * Transplant * Urology * Women's Health * Vaccines * Virology *
* Reproductive toxicology * Radiolabeled studies * Safety pharmacology * Stability testing * Sterility testing * Thrombosis research * Toxicokinetics * Toxicology * Quality Assurance * Veterinary residue testing *
* Formulation analysis * Genetic toxicology * In vitro dermal absorption * In vitro metabolism * Metabolism * Microbiology * Pathology * Pharmacokinetic analysis * Process Validation * Program management * Project management *
* Central laboratory services * Clinical chemistry * Clinical data management * Consumer research testing * Environmental toxicology * Expert toxicology consultancy * Field trials * Final Product testing *
Biotechnology * Biotransformation * Carcinogenicity * Cell bank testing *

- Phase IV studies – post-marketing studies are conducted after a drug has successfully undergone clinical efficacy and safety testing and the NDA has been submitted to the FDA. We offer a range of post-marketing studies, including: post-marketing surveillance (Phase IV trials); periodic safety update reports; support in regulatory agency liaison; advice on product claims and labeling; consumer acceptability studies; and pharmacovigilance; and

- Rx to OTC switches – we provide consultancy for and conduct specifically designed studies to support clients in switching product classifications from prescription only to over-the-counter (OTC) approvals, including labeling requirements and new indications.

Registries and Epidemiology Studies

We have significant expertise in conducting patient and other outcomes registries, such as pregnancy registries on behalf of the pharmaceutical industry. Our experience includes design, implementation, and analysis of prospective, observational and exposure-registration studies, for both single and multiple clients. Our research methodology experience includes, but is not limited to, survey research, focus groups, knowledge, attitude and practice methods and quality of life questionnaires. We also have extensive experience in performing linkage analysis of secondary data sources. We can support clinical studies via our call center facilities, ongoing working relationships with professional bodies, the establishment of advisory and steering committees and development of educational material.

Regulatory Support

Before a product can be launched in any country, it must be approved by the regulatory agency in that particular country. We offer comprehensive global regulatory product registration services at all stages of development for pharmaceutical and biotechnology products and have particular expertise with the regulations in Europe, North America and Japan. Our regulatory affairs experts review existing published literature, assess the scientific background of a product, assess the competitive and regulatory environment, identify deficiencies and define the steps necessary to obtain registration in the most expeditious manner. Through this service, we help our clients determine the feasibility of developing a particular product or product line.







"We have always believed that good science makes good business sense..."

Walter Nimmo President




* Neonatology * Nephrology * Neurology * Nutrition * Obstetrics * Oncology * Ophthalmology * Orthopedic * Otolaryngology * Pediatrics * Psychiatry * Pulmonary * Respiratory * Rheumatology * Sexually Transmitted Diseases * Surgery * Transplant * Urology * Women's Health * Vaccines * Virology * Allergy * Anesthesiology * Analgesia * Asthma * Cardiology * CNS * Dental * Dermatology * Device
ergy * Anesthesiology * Analgesia * Asthma * Cardiology * CNS * Dental * Dermatology * Device & Diagnostic * Endocrinology * Epidemiology * Gastroenterology * Genetics * Gynecology * Hematology * Immunology * Infectious Diseases * Neonatology
ology * Analgesia * Asthma * Cardiology * CNS * Dental * Dermatology * Device & Diagnostic * Endocrinology * Epidemiology * Gastroenterology * Genetics * Gynecology * Hematology
pert toxicology * consultancy * Sterility Testing Biotransformation
on * In vitro metabolism * Metabolism * Microbiology * Pathology * Pharmacokinetic analysis * Radiolabelled * studies * Safety pharmacology * Bioanalytical chemistry
* Toxicology * Quality Assurance * Veterinary residue testing Central laboratory services * Clinical chemistry Clinical data management * Consumer research testing
Genetic toxicology * In vitro dermal absoption * In vitro metabolism Metabolism * Microbiology * Process Validation Program management * Project management
Testing * Thrombosis research Toxicokinetics * Toxicology Veterinary residue testing
Transmitted Diseases * Pediatrics Psychiatry * Pulmonary * Respiratory * Rheumatology
Infectious Diseases

Contents

CORPORATE GOVERNANCE

Since our initial public offering in June 2002, we have complied with the provisions set out in the Sarbanes-Oxley Act as well as applicable Securities Act, SEC and NASDAQ requirements. We intend to adopt further legislative requirements as they become effective.

Principles of Corporate Governance

The Board

While our executive officers are responsible for our daily operations, our Board of Directors is responsible for establishing broad corporate policies and for overseeing the overall performance of our company and management.

Our Board of Directors has established a standing Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee and may from time to time establish other committees.

Chairman and President / Chief Executive Officer

We have a Chairman and a Deputy Chairman, both of whom are non-executive, and a President and Chief Executive. The Chairman is responsible for running the Board and the President and Chief Executive Officer is responsible for running the Company's business.

Matters referred to the Board are considered by the Board as a whole and no one individual has unrestricted powers of decision.

Board Balance

The Board comprises the President and Chief Executive Officer and five non-executive directors, all of whom are independent with the exception of Dr Ian P. Sword.

Supply of Information to the Board

The Board holds four scheduled meetings a year, with others called as necessary. At each scheduled meeting, members are provided with detailed financial and operating information, designed to ensure that the Board members are properly appraised of the Company's current performance and any other matter which is referred to the Board for consideration. All important corporate decisions are referred to the Board for approval. Further details on financial control and internal financial control are discussed below.

Audit Committee

The Audit Committee of our Board of Directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our internal and independent auditors, including the results and scope of their audit. The Audit Committee operates under a written charter, which may be found on our website at *www.inveresk.com*.

Compensation Committee

The Compensation Committee of our Board of Directors reviews and recommends to our Board of Directors the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to the compensation and benefits of our employees. The Compensation Committee operates under a written charter, which may be found on our website at *www.inveresk.com*.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee of our Board of Directors identifies individuals qualified to become members of our Board of Directors, selects, or recommends that our Board of Directors select, the director nominees for each annual meeting of our stockholders and develops our corporate governance principles. The Corporate Governance and Nominating Committee operates under a written charter, which may be found on our website at *www.inveresk.com*.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining a system of disclosure controls and procedures to ensure the accuracy and completeness of the Company's quarterly and annual reports. They are also responsible for conducting a review of the effectiveness of the disclosure controls and procedures and disclosing their conclusions about the effectiveness of the disclosure controls and procedures based on the review.

The system of disclosure controls and procedures cannot provide absolute assurance on the accuracy and completeness of the Company's annual and quarterly reports, but it has been designed to meet the Company's needs and the risks to which it is exposed.

There is a continuous process of identifying, evaluating and managing the risks to which the Company is exposed that has been in place throughout 2003. The key elements of the process are:

- Formal reporting on a monthly basis to the Chief Executive Officer and Chief Financial Officer on the results of operations and on any emerging risks and issues. The monthly results are analyzed by business segment and all significant variations from budget and the prior year are investigated. The day-to-day responsibility for each business unit rests with experienced management and the Company has a clear organization structure that includes appropriate delegation of authority. There is regular contact between the Chief Executive Officer and Chief Financial Officer and the President of each business unit.

- Formal Board approval of the annual budget for each financial year. Annual budgets are prepared in detail for each business unit.

- Review of each quarterly or annual report by the Audit Committee. The Audit Committee also meets with the Company's external auditors on a quarterly basis to discuss the results of the external auditors' review of the quarterly financial statements or audit of the annual financial statements and any internal control matters arising from such review or audit.

- Confirmation each quarter from the President of each business unit covering the accuracy of the reported financial results of the business, and that all significant issues affecting the business have been reported to the Chief Executive Officer and Chief Financial Officer.

- Confirmation from the Vice-President of Finance for each business unit that certain financial control procedures have been completed.
- Consultation on significant matters with the Company's professional advisers.

In addition to the above procedures, the Company has an internal audit function and a formal plan is now in place. The internal audit function has been outsourced to one of the big four international accounting firms other than our external independent auditors. The internal audit team reports regularly to the Audit Committee and senior management.

Change In Our Independent Public Accountants

Before engaging Deloitte & Touche to serve as our independent public accountants effective as of August 1, 2002, our principal independent accountant was the U.K. member firm of Andersen Worldwide ("Arthur Andersen"). Arthur Andersen resigned as our independent accountants as of July 31, 2002. The decision to change independent accountants was recommended by the Audit Committee and approved by our Board of Directors.

Arthur Andersen's reports on our consolidated financial statements for each of the fiscal years ended 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended 2001 and 2000 and through July 31, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their reports on our consolidated financial statements for such years; and there were no reportable events as defined in Item 304 (a) (1) (v) of Regulation S-K.

We provided Arthur Andersen with a copy of the foregoing disclosures and we filed Arthur Andersen's letter confirming their agreement to this disclosure as an exhibit to a Report on Form 8-K/A filed with the Securities and Exchange Commission on August 9, 2002.

During the fiscal years ended 2001 and 2002 and through July 31, 2002, we did not consult Deloitte & Touche with respect to the application of accounting principles to a specified transaction either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304 (a) (2) (i) and (ii) of Regulation S-K.

COMMITTEES OF THE BOARD AND MAIN TERMS OF REFERENCE

In addition to regular Board meetings the Company operates through various board committees.

Membership of the various board committees is restricted to the independent non-executive directors.

Audit Committee
S. Louise McCrary (Chairperson)
Ian P. Sword
John Henderson
Vanessa C.L. Chang
John Urquhart *(Appointed January 29, 2004)*

The committee meets quarterly, or at such times and from time to time as it deems to be appropriate. At its quarterly meetings, the Audit Committee meets with our independent auditors and internal auditors, either in person or telephonically.

Compensation Committee
Ian P. Sword (Chairman)
John Urquhart
S. Louise McCrary

The committee meets at least twice yearly and is responsible for determining basis salaries, short-term and long-term incentive schemes, pension rights and the amount and condition of other payments made to the executive officers of the Company. The compensation of the Chairman is also determined by the committee (the Chairman, Ian P. Sword, absenting himself from the discussion) and non-executive directors' fees recommended by the Chairman of the Board and the President and Chief Executive Officer and approved by the Board.

Corporate Governance and Nominating Committee
John Urquhart (Chairman)
Ian P. Sword
S. Louise McCrary
John Henderson

This committee aims to develop corporate governance principles and to recommend the nomination of directors for appointment to the Board.

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data:

(Dollars in thousands, except share and per share data)	Inveresk Research Group[1][4] Year ended December 31 2003	Year ended December 31 2002	52 weeks ended December 30 2001	53 weeks ended December 31 2000	September 20, 1999 to December 26 1999	Predecessor December 28 1998 to September 19 1999
Net service revenues	**$ 272,482**	$ 222,462	$ 156,296	$ 65,540	$ 16,832	$ 47,088
Direct costs excluding depreciation	**(141,603)**	(110,099)	(83,975)	(36,133)	(9,645)	(27,177)
	130,879	112,363	72,321	29,407	7,187	19,911
Selling, general and administrative expenses:						
Compensation expense in respect of share options and management equity incentives	**–**	(53,020)	–	–	–	–
U.K. stamp duty taxes on change of ultimate parent company	**–**	(1,545)	–	–	–	–
Share offering expenses	**(658)**	–	–	–	–	–
Restructuring and integration costs arising from business acquisitions	**(1,088)**	–	–	–	–	–
Other selling, general and administrative expenses	**(70,106)**	(56,455)	(41,934)	(13,825)	(3,275)	(9,013)
Total selling, general and administrative expenses	**(71,852)**	(111,020)	(41,934)	(13,825)	(3,275)	(9,013)
Depreciation	**(12,301)**	(10,315)	(8,028)	(4,513)	(809)	(3,713)
Amortization of goodwill and intangibles[5]	**(580)**	–	(7,910)	(3,281)	(973)	(242)
Income (loss) from operations	**46,146**	(8,972)	14,449	7,788	2,130	6,925
Interest income (expense), net[6]	**(3,464)**	(13,343)	(17,694)	(7,522)	(2,004)	(560)
Income (loss) before income taxes	**42,682**	(22,315)	(3,245)	266	126	6,365
Provision for income taxes	**(4,560)**	(5,694)	(1,875)	(682)	(325)	(2,308)
Net income (loss)	**$ 38,122**	$ (28,009)	$ (5,120)	$ (416)	$ (199)	$ (4,057)
Earnings (loss) per share:[2][3]						
Basic	**$ 1.04**	$ (0.94)	$ (0.24)	$ (0.03)	$ (0.01)	N/A
Diluted	**$ 1.01**	$ (0.94)	$ (0.24)	$ (0.03)	$ (0.01)	N/A
Weighted average number of common shares outstanding:[2][3]						
Basic	**36,527,491**	29,735,957	21,489,571	15,803,724	15,803,724	N/A
Diluted	**37,705,378**	29,735,957	21,489,571	15,803,724	15,803,724	N/A
Dividends per share[2][3]	**–**	–	–	–	–	N/A
Other data:						
Depreciation and amortization	**$ 12,881**	$ 10,315	$ 15,938	$ 7,794	$ 1,782	$ 3,973
Capital expenditures	**$ 30,414**	$ 25,497	$ 11,145	$ 6,792	$ 1,307	$ 5,305

Balance Sheet Data:

(Dollars in thousands)	December 31 2003	December 31 2002	December 30 2001	December 31 2000	December 26 1999
Cash and cash equivalents	**$ 24,579**	$ 19,909	$ 16,118	$ 9,686	$ 7,009
Total assets	**449,079**	332,467	301,826	124,568	129,180
Current portion of long-term debt	**7,857**	217	127,648	3,080	3,261
Long-term debt	**50,941**	67,768	85,109	80,898	84,653
Total shareholders' equity (deficit)	**$ 234,175**	$ 152,403	$ (7,385)	$ 247	$ 712

(1) Effective as of the beginning of 2002, our fiscal years end consistently on December 31 and our fiscal quarters end consistently on the last calendar day in the quarter. Before 2002, our fiscal years ended on the last Sunday on or prior to December 31 and our fiscal quarters ended on the last Sunday on or prior to the relevant quarter end.

(2) Prior to September 20, 1999, our businesses were operated as a division of SGS Société Générale de Surveillance Holdings SA. Share and per share data for these periods is not meaningful and has not been presented.

(3) As more fully described in Note 4 to the consolidated financial statements, historical share and earnings per share data for periods prior to the date of our initial public offering in June 2002, have been calculated as if the historical outstanding shares in Inveresk Research Group Limited had been converted to common stock in Inveresk Research Group, Inc. using the conversion ratios applicable to change in ultimate parent company which took place on June 25, 2002.

(4) We have completed three significant acquisitions during the period covered by the selected consolidated financial information presented above. These were the management buyout completed on September 20, 1999, the acquisition of ClinTrials, completed on April 5, 2001 and the acquisition of PharmaResearch completed on July 29, 2003.

(5) Upon the adoption of SFAS 142 on January 1, 2002 we ceased amortization of goodwill and as a result the amortization expense shown for 2002 and 2003 is not on a consistent basis of accounting with earlier periods. As a consequence, there is no amortization of goodwill after January 1 2002. The effect of adoption of FAS 142 is described in Note 4 of our consolidated financial statements included herein.

(6) Upon the adoption of SFAS 145 on January 1, 2003, prior extraordinary items related to the extinguishment of debt were reclassified. This resulted in extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 being reclassified to the interest expense and provision for income taxes.

The following discussion should be read in conjunction with our consolidated financial statements.

Overview

The discussion and analysis of our financial position which follows is intended to give investors an understanding of our financial condition, liquidity and capital resources and changes in financial conditions as well as our results of operations. We are required to include much of the detail in the discussion which follows by various regulatory requirements that we are subject to. This introductory overview is intended to assist investors to identify the areas that are the main focus of management.

We undertake pre-clinical and clinical development services on behalf of our clients. The scope of our services for each project is agreed with the client and documented in a contract prior to commencement of the work. Most of the contracts with our clients are fixed price contracts, ranging in length from up to a few weeks to several years. As we perform the agreed services under each of the contracts with our clients, we record revenues based on a percentage of completion for each contract. Because we have large numbers of contracts underway at any particular time, all of which are individually priced, we do not analyze the results of operations based on study type or based on the profitability of individual studies.

In evaluating the underlying health of our business and its prospects, it is important to ensure that we replace the revenues we have generated with new signed business (i.e. future revenues), so as to maintain the growth of our underlying businesses. Therefore, in addition to the results of our operations which are discussed separately below, we monitor closely new business signings for each of our operating units on a cumulative latest twelve months basis (to address seasonal factors). We compare this with revenues recorded over the same period and, based upon past experience, this data provide an indication of the future revenues of the Company.

Our new business signings for the last three financial years compared to reported net revenues are as follows:

Table 1: *New business signings*

(Dollars in thousands)	Year ended December 31 2003	Year ended December 31 2002	Year ended December 30 2001
New business signings (net)	**$ 331,485**	$ 266,964	$ 242,878
Net service revenue	**272,482**	222,462	156,296

Each of our businesses operates principally under a fee for service model. We have historically generated cash flows from operations in excess of our requirements to fund internal growth. Because we have large numbers of individually small contracts, no single contract has a significant effect on our cash flow, although historically our cash flow from operations has been stronger in the second half of the year than in the first. In addition, at December 31, 2003 we had bank credit facilities totaling $75 million more than our borrowings under the facilities.

We place significant emphasis on the process of contract management and how we recognize revenue. This is a significant area of focus for our management. Our operational and our financial management are closely involved in the review of progress and the analysis of expected outcomes of our studies on a regular basis. We have no history of significant issues arising in this area. Our net investment in accounts receivable, unbilled receivables less advance payments, has historically approximated 30 days of net revenue and at December 31, 2003 stood at 28 days.

The main area of market risk that affects our business is foreign exchange rate fluctuations. In 2003, approximately 80% of our revenues were generated outside of the U.S., principally in the United Kingdom and Canada. We experienced considerable volatility in U.S. dollar exchange rates in 2003, particularly against pounds sterling and against the Canadian dollar. Whilst the depreciation of the U.S. dollar against pounds sterling positively impacted our financial results in 2003, its depreciation against the Canadian dollar has had an adverse impact on our profitability. This is because the costs of our Canadian operations arise predominantly in Canadian dollars but a significant proportion of the income of this business arises in U.S. dollars. The impact of exchange rates on our financial results is discussed in more detail below.

Recent Corporate History

On April 5, 2001, we completed the acquisition of ClinTrials, a Nasdaq traded company. The total acquisition cost was $115.1 million, net of cash acquired of $5.7 million.

Effective June 25, 2002, we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware.

On July 3, 2002, we completed our initial public offering of 12 million shares of common stock at a price of $13 per share. The net proceeds from the offering, together with drawings under our new bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008.

We were highly leveraged prior to the completion of our initial public offering partly due to the structure of a previous management buyout and in part to the incurrence of additional significant indebtedness in connection with our acquisition of ClinTrials in 2001. Our interest expense had therefore been high in relation to our income before taxes. We believe that, because of the size of our interest expense during the period preceding the completion of our initial public offering, our income from operations (i.e., before interest income and interest expenses) is a better measure of the past performance of our businesses than income (or loss) before income taxes or net income (or loss).

On July 29, 2003, we completed our acquisition of PharmaResearch Corporation, a provider of Phase II - IV clinical trials management services based in the U. S. and with offices in the United Kingdom, France, Spain and China. In 2002, PharmaResearch Corporation generated net service revenue of $40.6 million and income from operations of $4.8 million. We acquired PharmaResearch Corporation for $37.1 million, net of cash acquired of $6.0 million.

On November 25, 2003, we completed a public offering of 11.5 million shares of common stock at $20 per share. Of the 11.5 million shares sold in the offering, 10.5 million were sold by existing shareholders, principally Candover Investments PLC and associated Candover entities. One million new shares were sold by Inveresk Research Group, Inc. The net proceeds received from the sale of shares by the Company were $18.2 million after deducting underwriting discounts, commissions and other offering expenses.

We operate in two segments for financial reporting purposes: pre-clinical and clinical. The following table shows, for the periods indicated, a summary of our financial performance by business segment.

Table 2: ***Financial performance by business segment***

(Dollars in thousands)	Year ended December 31 2003	Year ended December 31 2002	Year ended December 30 2001
Net service revenue:			
Pre-clinical	**$ 163,138**	$ 142,174	$ 95,172
Clinical	**109,344**	80,288	61,124
	272,482	222,462	156,296
Direct costs excluding depreciation:			
Pre-clinical	**(76,504)**	(62,959)	(44,952)
Clinical	**(65,099)**	(47,140)	(39,023)
	(141,603)	(110,099)	(83,975)
Selling, general and administrative expenses:			
Pre-clinical	**(33,275)**	(27,772)	(21,907)
Clinical	**(28,608)**	(21,728)	(15,619)
Corporate overhead:			
Compensation expense in respect of share options and management equity incentives	**–**	(53,020)	–
U.K. stamp duty taxes arising on change of ultimate parent company	**–**	(1,545)	–
Share offering expenses	**(658)**	–	–
Restructuring and integration costs arising from business acquisitions	**(1,088)**	—	—
Other selling, general and administrative expenses	**(8,223)**	(6,955)	(4,408)
	(71,852)	(111,020)	(41,934)
Depreciation:			
Pre-clinical	**(9,724)**	(7,939)	(6,062)
Clinical	**(2,576)**	(2,376)	(1,966)
Corporate overhead	**(1)**	–	–
	(12,301)	(10,315)	(8,028)
Amortization of goodwill and intangibles: [(1)]			
Pre-clinical	**–**	–	(4,293)
Clinical	**(580)**	–	(3,617)
	(580)	–	(7,910)
Income (loss) from operations:			
Pre-clinical	**43,635**	43,504	17,958
Clinical	**12,481**	9,044	899
Corporate overhead including compensation expense and UK stamp duty and other selling, general and administrative expenses	**(9,970)**	(61,520)	(4,408)
	46,146	(8,972)	14,449
Interest expense, net [(2)]	**(3,464)**	(13,343)	(17,694)
Income (loss) before income taxes:	**42,682**	(22,315)	(3,245)
Provision for income taxes	**(4,560)**	(5,694)	(1,875)
Net income (loss)	**$ 38,122**	$ (28,009)	$ (5,120)

[(1)] SFAS 142 was adopted with effect from January 1, 2002. As a consequence, there is no amortization of goodwill after January 1, 2002. The effect of adoption of SFAS 142 is shown in Note 4 to our audited financial statements included herein.

[(2)] As a consequence of the adoption of SFAS 145 on January 1, 2003, prior extraordinary items related to the extinguishment of debt were reclassified. This resulted in extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 being reclassified to the interest and income taxes caption.

Table 3: *Results of operations as a percentage of net service revenue*

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 30 2001
Net service revenue:			
Pre-clinical	**100.0%**	100.0%	100.0%
Clinical	**100.0%**	100.0%	100.0%
Total	**100.0%**	100.0%	100.0%
Direct costs excluding depreciation:			
Pre-clinical	**46.9%**	44.3%	47.2%
Clinical	**59.5%**	58.7%	63.8%
Total	**52.0%**	49.5%	53.7%
Selling, general and administrative expenses:			
Pre-clinical	**20.4%**	19.5%	23.0%
Clinical	**26.2%**	27.1%	25.6%
Total[(1)]	**26.4%**	49.9%	26.8%
Depreciation:			
Pre-clinical	**6.0%**	5.6%	6.4%
Clinical	**2.4%**	3.0%	3.2%
Total	**4.5%**	4.6%	5.1%
Amortization of goodwill and intangibles:			
Pre-clinical	**0.0%**	0.0%	4.5%
Clinical	**0.5%**	0.0%	5.9%
Total	**0.2%**	0.0%	5.1%
Income (loss) from operations:			
Pre-clinical	**26.7%**	30.6%	18.9%
Clinical	**11.4%**	11.3%	1.5%
Total[(1)]	**16.9%**	(4.0)%	9.2%
Interest expense, net	**1.3%**	(5.1)%	(10.9)%
Income (loss) before income taxes	**15.7%**	(9.1)%	(1.7)%

[(1)] Including corporate overhead.

Table 3 summarizes the results of operations as a percentage of net service revenue:

Net Service Revenue. We recognize revenue as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). We recognize revenue related to contract modifications when realization is assured and the amounts can be reasonably determined. When estimated contract costs indicate that a loss will be incurred on a contract, the entire loss is provided for in such period.

Costs associated with contracting with third party investigators are excluded from net service revenue where they are the direct responsibility of the clients and are passed through to our clients without any mark-up.

Once a contract for a pre-clinical or clinical trial has been signed, the commencement date may vary depending upon the preparedness of the client's drug candidate and our capacity availability.

Direct Costs Excluding Depreciation. These comprise the costs of the direct work force, laboratory consumables and other direct costs associated with the studies we perform for clients.

Selling, General and Administrative Expenses. These comprise administration costs, marketing expenditure and overhead costs such as the costs of running our facilities that are not allocated to direct costs. These expenses also include corporate overhead costs that are not directly attributable to our operating businesses and include certain costs related to group management, insurance, marketing, professional fees and property.

Depreciation and Amortization. Depreciation represents the depreciation charged on our tangible fixed assets. Amortization represents the amortization of goodwill and other intangible assets over their estimated useful lives.

Interest Expense (Net). Interest expense, net includes interest expense on our bank borrowings, amortization of deferred debt issue costs and the impact of the marking to market of our interest rate swaps, net of interest income.

Significant Matters Affecting our Financial Condition and Results of Operation

PharmaResearch

On July 29, 2003 we completed our acquisition of PharmaResearch Corporation which was formed and began operations in 1995. PharmaResearch was a U.S.-based drug development services company focused on providing Phase II-IV clinical trials and support services, principally in the areas of respiratory and infectious diseases. At the time of the acquisition, PharmaResearch was primarily based in Morrisville and Wilmington, North Carolina, with small operations in England, France, Spain and China. We acquired PharmaResearch for $37.1 million in cash, net of cash acquired of $6.0 million. Its net service revenue and income from operations for the year ended December 31, 2002 were $40.6 million and $4.8 million, respectively. The acquisition of PharmaResearch allowed us to increase significantly the scale and service of our North American clinical development operations. Its strong presence in the field of respiratory and infectious diseases enables us to build value-added clinical laboratory support services for the benefit of the enlarged client base.

We established a plan at the acquisition date to integrate the operations of PharmaResearch with our existing operations. The actions covered by the integration included a reduction of 58 employees (37 employees of PharmaResearch and 21 employees of our company), the relocation of the Morrisville, North Carolina operations of PharmaResearch to our premises in Cary, North Carolina, integration of certain administrative functions and operating entities between the two businesses, combination of the PharmaResearch operations in London, Paris and Madrid with those of our company and the closure of certain office premises. The former PharmaResearch business operations have been functionally integrated into our North American clinical business and accordingly, for financial reporting purposes, we do not separately present the results of those operations.

In connection with the integration plan we have recorded a provision of $2.6 million that was reflected in the purchase price allocation and a provision of $1.1 million that is reflected on our consolidated statement of operations in restructuring and integration costs arising from business acquisitions. We implemented the headcount reductions in early September, with 37 former PharmaResearch employees and 21 former Inveresk employees leaving the Company during September 2003. By January 2004, the employees based at the PharmaResearch facility in Morrisville, North Carolina were relocated to our nearby facility in Cary, North Carolina and the office in China was closed. The amounts in Table 4 have been recorded in respect of the restructuring plan:

We expect the remaining provisions for severance costs to be utilized in 2004. The lease termination and abandonment costs will be utilized over the periods of the leases of the properties concerned.

Earnings Charges in Respect of the Change in Ultimate Parent Company and in Respect of Equity-Based Compensation

The transactions through which we changed our ultimate parent company had several effects that required us to take charges against earnings in 2002. These charges comprised:

(i) *Stamp Duty Taxes.* As a result of the change in our ultimate parent company, we were required to pay stamp duty taxes to the U.K. Inland Revenue. The aggregate amount of the stamp duty taxes paid by us in connection with this transaction was $1.5 million.

(ii) *A Compensation Charge in Respect of a Change in the Relative Equity Ownership of Certain Members of Management.* Under the terms of a management incentive scheme originally put in place at the time of our leveraged buy-out in 1999, management's percentage ownership of our common stock increased as a consequence of the change in our ultimate parent company. We were required under applicable accounting rules to record a compensation expense, or charge, equal to the increase in value of the equity ownership position of management resulting from the increase in their percentage ownership of us. This compensation expense amounted to $29.1 million.

(iii) *A Compensation Charge in Respect of Certain Outstanding Employee Stock Options.* Due to certain features of the stock options granted by us prior to the initial public offering, we were required to record a compensation expense in connection with the offering of $19.4 million. In addition, we recorded a further charge of $4.5 million for compensation expense on the amendment and exercise of share options in the first quarter of 2002.

In addition to the above, we also expect to incur compensation-related charges when certain of our U.K.-based employees exercise stock options issued before the date of our initial public offering. This is because we will be required to pay U.K. National Insurance contributions at the time of exercise based on the profit realized when the option is exercised.

If all the relevant options were exercised when our shares were trading at our initial public offering price of $13 per share, the compensation charge would be $1.3 million. If all the relevant options were exercised when our shares were trading at $25 per share, the charge would increase

Table 4: *Restructuring provision*

	Severance and related costs		Other costs		Lease termination and abandonment costs
(Dollars in thousands)	Pharma Research	Inveresk	Pharma Research	Inveresk	
Amount established at acquisition	$ 1,190	$ 676	$ 348	$ 412	$ 1,137
Utilized from July 29, 2003 to December 31, 2003	(877)	(676)	(242)	(344)	–
Balance at December 31, 2003	$ 313	$ –	$ 106	$ 68	$ 1,137

to $1.5 million. In the period from our initial public offering to December 31, 2002, we incurred compensation charges related to U.K. National Insurance Contributions on the exercise of these stock options amounting to $0.1 million. In 2003, we incurred compensation charges related to U.K. National Insurance Contributions on the exercise of these stock options amounting to $0.5 million.

Share Offering Expenses

On February 18, 2003 we announced a proposed public offering of up to 10,350,000 shares of common stock. 3,000,000 shares were to be offered by the Company and 7,350,000 shares were to be offered by certain selling stockholders. On March 7, 2003, we announced the withdrawal of the registration statement relating to this offering because market conditions at the time made it inadvisable to proceed with the offering. The costs relating to this offering were expensed in the first quarter of 2003 and reduced the first quarter net income by approximately $0.7 million.
We do not expect such costs to recur in the foreseeable future.

Implementation of SFAS 142 on January 1, 2002

The statement of operations for the year ended December 31, 2002 does not include any expenses in respect of the amortization of goodwill and intangibles. SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which became effective on January 1, 2002, altered the treatment of goodwill. Goodwill is no longer subject to amortization through the statement of operations. Instead, goodwill is subject to impairment testing on at least an annual basis. The following table contains a presentation of net income (loss) and related per share amounts, calculated as if SFAS 142 had been in effect throughout the periods presented.

Table 5: *Impact on SFAS 142*

(Dollars in thousands, except share and per share amounts)	Year ended December 31 2003	Year ended December 31 2002	52 weeks ended December 30 2001
Net income (loss)	**$ 38,122**	$ (28,009)	$ 1,959
Earnings (loss) per share:			
Basic	**$ 1.04**	$ (0.94)	$ 0.09
Diluted	**$ 1.01**	$ (0.94)	$ 0.09
Weighted average number of common shares outstanding:			
Basic	**36,527,491**	29,735,957	21,489,571
Diluted	**37,705,378**	29,735,957	21,489,571

In accordance with SFAS 128 there is no dilution shown in the above table in relation to the share options outstanding in the year ended December 30, 2001. This is because exercise of all the options concerned was conditional upon completion of a listing of our shares on a recognized stock exchange and this condition had not been satisfied at year end.

Exchange Rate Fluctuations

Our consolidated financial statements are prepared in U.S. dollars.
Our principal businesses are based in the United States, the United Kingdom and Canada. Our United Kingdom and Canadian operations record their transactions in local currencies. Accordingly, fluctuations in the pound sterling and Canadian dollar exchange rates will impact the results of operations reported in U.S. dollars.

The results of our non-U.S. operations have been translated from pounds sterling and Canadian dollars using the following average exchange rates:

Table 6: *Average exchange rates*

	U.S. Dollars per Pound Sterling	U.S. Dollars per Canadian Dollar
Fiscal Year		
2001	$ 1.4405	$ 0.6428[1]
2002	1.5032	0.6368
2003	1.6341	0.7159

[1] Average for the period from April 5, 2001, the date we acquired ClinTrials, to December 30, 2001.

The following table sets forth the percentage of our net service revenue arising in the United Kingdom and Canada:

Table 7: *Percentage of net service revenue in UK and Canada*

	United Kingdom	Canada
Fiscal Year		
2001	54%	31%
2002	46%	38%
2003	46%	34%

Our Canadian business invoices a significant proportion of its revenues in U.S. dollars, although its costs are largely in Canadian dollars. Our other businesses also have revenues that arise in foreign currencies, but the impact is not so significant as the effect on our Canadian operations. This can result in transaction exchange gains or losses that are reflected in its statement of operations. The foreign currency gains or losses recognized in the statement of operations and included in "Other selling, general and administrative expenses" were a loss of $3.2 million for the fiscal year ended December 31, 2003, a loss of $0.4 million for the fiscal year ended December 31, 2002 and a gain of $1.2 million for the fiscal year ended December 30, 2001.

For ease of comparison and because we are a global business, we provide revenue growth information based on constant dollar exchange rates as well as based on actual exchange rates.

Results of Operations

Fiscal 2003 Compared to Fiscal 2002

Net Service Revenue. Our aggregate net service revenue in 2003 was $272.5 million, an increase of $50.0 million, or 22%, over 2002 net service revenue of $222.5 million.

Pre-clinical. Net service revenue in 2003 was $163.1 million, an increase of $21.0 million, or 15%, over revenues of $142.2 million in 2002. At constant dollar exchange rates, net service revenue would have increased by 4%.

Our North American pre-clinical operations experienced some volatility in business flow in the first quarter of 2003, resulting in an unusually high level of project delays. The impact of this was largely reversed in the second quarter of 2003, when these operations recorded net service revenue 24%

higher than recorded in the first quarter of 2003. Slow or delayed decisions by its clients and an unfavorable change in business mix adversely affected the revenues of our North American operations in the third and fourth quarter. Consequently the net service revenue for our North American operations decreased year on year by 1% assuming a constant dollar exchange rate with 2002. As reported, based on actual exchange rates, net service revenue for our North American pre-clinical operations increased by 11% as compared with 2002. In Europe, our pre-clinical operations continued to experience strong demand for their services in 2003, both for safety evaluation services and laboratory sciences services. Room occupancy rates have remained high during 2003 and we have continued to benefit from a favorable business mix in these operations. Phase 1 of the expansion of our European operations was completed in the fourth quarter although the impact on revenues in 2003 was not significant. As a consequence, our European operations experienced growth in 2003 that at constant dollar exchange rates amounted to 11% compared with 2002. As reported, based on actual exchange rates, net service revenue at our European pre-clinical operations increased by 21% in 2003 compared to 2002.

Clinical. Net service revenue from our clinical operations in 2003 was $109.3 million, an increase of $29.1 million, or 36%, over revenues of $80.3 million in 2002. Assuming constant dollar exchange rates, net service revenue in the clinical segment increased by 31% compared with 2002.

The Phase II-IV business experienced a 39% increase in net service revenue, attributable largely to the acquisition of PharmaResearch on July 29, 2003 and to higher activity levels in our other Phase II-IV clinical businesses. Key steps in the integration of the PharmaResearch acquisition are now complete. Consequently it is not meaningful to report the revenues of this business separately. Additionally, our Phase I clinical operations recorded growth of 16% in 2003 compared with 2002, assuming constant dollar exchange rates.

Direct Costs Excluding Depreciation. In 2003 direct costs excluding depreciation totaled $141.6 million, an increase of $31.5 million, or 29%, from $110.1 million in 2002. Direct costs were 52% of net service revenue in 2003 compared to 49% in 2002.

Pre-clinical. Direct costs excluding depreciation of our pre-clinical business in 2003 were $76.5 million, an increase of $13.5 million, or 22%, over costs of $63.0 million in 2002. In 2003, these costs were 47% of net service revenue, compared to 44% in 2002. This increase is attributable mainly to adverse movements in exchange rates, particularly having an impact on our North American pre-clinical operations. A majority of the revenues in our North American operations are invoiced in U.S. dollars whereas the costs incurred by these operations are almost entirely denominated in Canadian dollars. Compared with 2002, the Canadian dollar appreciated by approximately 12% against the U.S. dollar in 2003.

Clinical. Direct costs excluding depreciation of our clinical business in 2003 were $65.1 million, an increase of $18.0 million, or 38% over costs of $47.1 million in 2002. In 2003, these costs were 60% of net service revenues, compared to 59% in 2002. The increase is mainly due to the results of the acquired PharmaResearch business where historically direct costs excluding depreciation as a percentage of net service revenue have been significantly higher than in the equivalent Inveresk businesses.

Selling, General and Administrative Expenses. In 2003, selling, general and administrative expenses totaled $71.9 million, as compared to $111.0 million in 2002. In 2003, an aggregate of $1.7 million of these expenses consisted of charges associated with the restructuring and integration of PharmaResearch and with a withdrawn share offering in the first quarter of 2003. In 2002, an aggregate of $54.6 million of these expenses consisted of charges associated with our initial public offering and related change in ultimate parent company. Excluding these charges, selling, general and administrative expenses represented 26% of net service revenues in 2003, compared with 25% in 2002.

Pre-clinical. Selling, general and administrative costs in 2003 were $33.3 million, an increase of $5.5 million, or 20%, from $27.8 million in 2002. Selling, general and administrative costs were 20% of net service revenue in 2003, compared to 19% in 2002. This increase in selling, general and administrative costs as a percentage of net service revenue is attributable primarily to exchange losses during the year totaling $2.5 million compared to a loss of $0.3 million in 2002.

Clinical. Selling, general and administrative costs in 2003 were $28.6 million, an increase of $6.9 million, or 32%, from $21.7 million in 2002. When expressed as a percentage of net service revenue, selling, general and administrative costs were 26% in 2003, compared to 27% in 2002.

Corporate Overhead. Corporate overhead amounted to $10.0 million in 2003, compared to $61.5 million in 2002. Corporate overhead in 2003 included an aggregate expense of $1.7 million related to the withdrawn share offering in the first quarter of 2003 and to restructuring and integration incurred following our acquisition of PharmaResearch. Corporate overhead in 2002 included a compensation charge of $23.9 million in respect of stock options, a charge of $29.1 million in respect of management equity incentives and a charge of $1.5 million relating to stamp duty taxes payable on the change of ultimate parent company effected by us immediately prior to our initial public offering. Excluding these costs, other corporate overhead amounted to $8.2 million in 2003, compared with $7.0 million in 2002. This increase in other corporate overhead of $1.3 million, or 18%, over 2002 is due primarily to additional costs associated with the corporate governance and other regulatory costs of a publicly listed company.

Amortization of Intangible Assets. Amortization of intangibles amounted to $0.6 million in 2003. It arises in the clinical business segment where, following the acquisition of PharmaResearch, we have valued the customer contracts at acquisition at $2.8 million. This amount is being amortized over a two-year period from July 30, 2003.

Income from Operations. In 2003 the income from operations amounted to $46.1 million or 17% of net service revenue. Excluding share offering expenses, restructuring and integration costs related to our acquisition of PharmaResearch and the foreign exchange losses referred to above, income from operations amounted to $51.0 million or 19% of net service revenue. Loss from operations in 2002 amounted to $9.0 million or 4% of net service revenue after deducting the compensation expenses and stamp duty costs of $54.6 million referred to above. Excluding these compensation charges and stamp duty costs, income from operations amounted to $45.6 million or 20% of net service revenue.

Pre-clinical. Income from operations in our pre-clinical business was $43.6 million in 2003 compared to $43.5 million in 2002 for the reasons set forth above.

Clinical. Income from operations in our clinical business was $12.5 million in 2003 compared to $9.0 million in 2002 for the reasons set forth above.

Interest Expense. Interest expense in 2003 was $3.5 million, a reduction of $9.9 million, or 74%, from $13.3 million in 2002. In 2003, our interest expense included $2.9 million of net interest and amortization of deferred debt costs on our bank facilities and cash resources and an expense of $0.7 million relating to the write-off of deferred debt issue and other costs on the bank facilities replaced when we acquired PharmaResearch, offset by a reduction of $0.1 million in the mark-to-market liability recorded on the interest rate swaps we entered into in 2002. The interest expense of $13.3 million in 2002 included an expense of $9.0 million for the first half of 2002 that reflected our capital structure prior to our initial public offering. It also included an expense of $2.0 million relating to the write-off of deferred debt costs on the bank credit facilities we replaced at the time of our initial public offering in July 2002, a charge of $1.1 million, reflecting a mark-to-market revaluation of the interest rate swaps we entered into during the third quarter of 2002 and a net interest expense for the second half of 2002 of $1.2 million that included $0.9 million of net interest and amortization of deferred debt costs on our bank credit facilities and $0.3 million of interest expense relating to our pre-IPO debt and termination of the hedges associated with our pre-IPO bank debt.

Provision for Income Taxes. Our provision for income taxes in 2003 was $4.6 million or 11% of income before taxes. The tax charge in 2002 was $5.7 million on a loss before income taxes of $22.3 million and represented 18% of income before taxes after adding back the non-deductible compensation expense and stamp duty. We recorded a reduction in tax expense amounting to $1.6 million, net or 4% of income before taxes in 2003 in respect of the gains made by our U.K. employees on exercise of stock options in 2003. In addition the Canadian Federal tax rate was 2% lower in 2003 than in 2002. U.K. and Canadian research and development tax credits reduced the provision for income taxes by $7.7 million in 2003 and $7.5 million in 2002.

Fiscal 2002 Compared to Fiscal 2001

Net Service Revenue. Our aggregate net service revenue in 2002 was $222.5 million, an increase of $66.2 million, or 42%, over 2001 net service revenue of $156.3 million.

Pre-clinical. Net service revenue in 2002 was $142.2 million, an increase of $47.0 million, or 49%, over revenues of $95.2 million in 2001. The Canadian pre-clinical operations of ClinTrials, which we acquired in April 2001, contributed $84.6 million to net revenue in 2002 compared to $48.2 million for the nine month post acquisition period in 2001. Net service revenue for the (non-ClinTrials) balance of our pre-clinical business increased by $10.6 million, or 23% (17% when expressed in local currency). Net service revenue from the pre-clinical operations of ClinTrials increased by $21.2 million, or 33%, in 2002 compared to 2001 (including the period prior to April 6, 2001 when we acquired ClinTrials). Movements in exchange rates did not have a material impact on the net service revenue of these operations in 2002.

Our pre-clinical business experienced exceptional demand for its services in 2002, both for toxicology and laboratory sciences services. As a consequence of this, and particularly the high levels of utilization in our toxicology facilities, in 2002 we focused on shifting this business segment's revenue mix further towards higher value-added, higher margin specialty services, such as inhalation and infusion toxicology studies. In parallel with this shift, our laboratory sciences business benefited in 2002 from increased demand in connection with the provision of specialty toxicology services by us, as well as through increased demand for its services independent of our toxicology services business. This increased demand reflects our continuing strategy to increase the proportion of our revenues generated by our laboratory sciences services business within our pre-clinical business segment.

Clinical. Net service revenue from our clinical operations in 2002 was $80.3 million, an increase of $19.2 million, or 31%, over revenues of $61.1 million in 2001. The clinical operations of ClinTrials contributed $55.7 million to net revenue in 2002 compared to $40.4 million for the nine month post acquisition period in 2001. Net service revenue for the (non-ClinTrials) balance of our clinical business increased by $3.9 million or 19% (14% when expressed in local currency). Net service revenue from the ClinTrials clinical operations increased by $6.3 million, or 13%, in 2002 compared to 2001 (including the period prior to April 6, 2001 when we acquired ClinTrials), or 11% when expressed in local currency.

The Phase II-IV business experienced a 16% increase in net service revenues in 2002 compared to 2001 (including the period prior to April 5, 2001 for the acquired ClinTrials businesses) reflecting higher activity levels in those operations and improved hourly revenue recovery rates as we replaced old, less profitable ClinTrials contracts with more appropriately priced new business. Our Phase I clinic experienced growth in net service revenues of 9% in 2002 compared to 2001.

Direct Costs Excluding Depreciation. In 2002 direct costs excluding depreciation totaled $110.1 million, an increase of $26.1 million, or 31%, from $84.0 million in 2001. Direct costs were 49% of net service revenue in 2002, compared to 54% in 2001.

Pre-clinical. Direct costs excluding depreciation of our pre-clinical business in 2002 were $63.0 million, an increase of $18.0 million, or 40%, over costs of $45.0 million in 2001. In 2002, these costs were 44% of net service revenue, compared to 47% in 2001. This improvement in gross margins reflects a continued emphasis by management of our pre-clinical business on cost control and improved business processes at a time when demand for our higher value-added, higher margin toxicology and laboratory sciences services have increased significantly.

Clinical. Direct costs excluding depreciation of our clinical business in 2002 were $47.1 million, an increase of $8.1 million, or 21% over costs of $39.0 million in 2001. In 2002 these costs were 59% of net service revenues compared to 64% in 2001 reflecting the continued focus of the management of our clinical business on improved contract pricing and cost control, particularly in the former ClinTrials businesses.

Selling, General and Administrative Expenses. In 2002, selling, general and administrative expenses totaled $111.0 million as compared to $41.9 million in 2001. In 2002, an aggregate of $54.6 million of these expenses consisted of charges associated with our initial public offering and related change in ultimate parent company. Excluding these charges, selling, general and administrative expenses represented 25% of net service revenues in 2002, compared with 27% in 2001.

Pre-clinical. Selling, general and administrative costs in 2002 were $27.8 million, an increase of $5.9 million, or 27%, from $21.9 million in 2001. Approximately $1.5 million of this increase was attributable to transaction exchange losses, which realized a loss of $0.3 million in 2002 as compared to a gain of $1.2 million in 2001. When expressed as a percentage of net service revenue, selling, general and administrative costs declined to 20% in 2002, from 23% in 2001, reflecting a continued emphasis by the management of our pre-clinical business on cost control and improved business processes at a time when revenues increased significantly.

Clinical. Selling, general and administrative costs in 2002 were $21.7 million, an increase of $6.1 million, or 39%, from $15.6 million in 2001. When expressed as a percentage of net service revenue, selling, general and administrative costs were 27% in 2002, compared to 26% in 2001. The principal reason for this increase is the inclusion of the higher costs (relative to net service revenue) of the acquired ClinTrials businesses for the whole of 2002 compared to only nine months in 2001.

Corporate Overhead. Corporate overhead in 2002 includes a compensation charge of $23.9 million in respect of stock options, a charge of $29.1 million in respect of other equity-based compensation and a charge of $1.5 million relating to stamp duty taxes payable on the change of ultimate parent company effected by us immediately before our initial public offering. Other corporate overhead amounted to $7.0 million. The increase in other corporate overhead of $2.5 million, or 58%, over 2001 is due primarily to the additional costs associated with becoming a publicly listed company.

Amortization of Intangible Assets. Pursuant to the requirements of SFAS 142 which took effect from January 1, 2002, our 2002 results reflect no amortization of goodwill or intangible assets. Amortization of intangible assets in 2001 amounted to $7.9 million.

Income from Operations. In 2002 the loss from operations amounted to $9.0 million after giving effect to compensation expenses and stamp duty costs of $54.6 million. Income from operations in 2001 amounted to $22.4 million, or 14% of net service revenue, after excluding from the calculation an amortization expense incurred in that year of $7.9 million.

Pre-clinical. Income from operations in our pre-clinical business increased to $43.5 million in 2002, compared to $18.0 million in 2001.

Clinical. Income from operations in our clinical business was $9.0 million in 2002, compared to $0.9 million in 2001.

Interest Expense. Interest expense in 2002 was $13.3 million, a reduction of $4.4 million, or 25%, from $17.7 million in 2001. Interest expense in 2002 includes $2.0 million arising from the write off of deferred debt issue costs relating to the bank credit facilities replaced at the time of our initial public offering. Interest expense in 2001 includes $0.6 million arising from the write off of deferred debt issue costs relating to the bank credit facilities replaced at the time of the acquisition of ClinTrials in 2001. In the first half of 2002, interest expense increased by $3.3 million, compared to the equivalent period in 2001. This increase was due principally to increases in borrowings used to finance the acquisition of ClinTrials in April 2001. Immediately following our initial public offering, at the start of the third quarter of 2002, we refinanced our outstanding bank borrowings and our 10% unsecured subordinated loan stock due 2008 using proceeds from the offering, borrowings under a new bank credit facility and our existing cash resources. As a result, our total debt declined from $223.1 million to $74.3 million at July 31, 2002. Principally as a result of this reduction in total debt our interest expense for the six months ended December 31, 2002 was $9.1 million lower than our interest expense for the corresponding period in 2001. In the fourth quarter of 2002, our interest expense includes a charge of $1.1 million, reflecting a mark-to-market revaluation of the interest rate swaps we entered into during the third quarter of 2002. The interest expense of $17.1 million that we incurred in 2001 included a charge of $2.1 million, reflecting a mark-to-market revaluation of our previous interest rate hedges.

Provision for Income Taxes. Our provision for income taxes in 2002 was $5.7 million, or 18% of adjusted income before taxes of $32.3 million (calculated without giving effect to the compensation expense and stamp duty taxes of $54.6 million). U.K. and Canadian Federal research and development tax credits amounted to $7.5 million, or 23% of adjusted income before taxes. In 2001 our provision for taxes was $1.9 million on losses before income taxes of $2.7 million. This provision in 2001 was required because, even though we reported a loss on a consolidated basis for that year, a number of our subsidiaries were profitable.

Quarterly Results from Operations

Certain of our operations have experienced, and may continue to experience, period-to-period fluctuations in net service revenue and results from operations. Because we generate a large proportion of our revenue from services billed at hourly rates, our net service revenue in any period is directly related to the number of employees and the number of hours worked by those employees during that period. Our results of operations in any one quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and scope of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of cost overruns, employee hiring, vacation patterns, severe weather conditions, exchange rate fluctuations and other factors. We may also, in any given quarter, be required to make U.K. National Insurance contributions in connection with the exercise of options issued prior to our initial public offering by certain of our U.K. resident employees. We have only limited ability to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of the health of our business or of future results.

The following tables set out the unaudited quarterly consolidated financial data for the four quarters in the period January 1, 2003 to December 31, 2003 and the four quarters from January 1, 2002 to December 31, 2002. The unaudited quarterly consolidated financial data has been prepared on a basis consistent with the audited consolidated financial data, which are included in this Form 10-K. In the opinion of management they reflect all adjustments of a normal and recurring nature which are necessary to present fairly the results of operations for the quarterly periods.

Table 8: *Unaudited 2003 quarterly consolidated financial data*

(Dollars in thousands except share and per share data)	Quarter ended December 31, 2003	Quarter ended September 30, 2003	Quarter ended June 30, 2003	Quarter ended March 31, 2003
Net service revenue:				
Pre-clinical	$ 42,988	$ 41,590	$ 42,231	$ 36,329
Clinical	34,204	28,981	24,804	21,355
	$ 77,192	$ 70,571	$ 67,035	$ 57,684
Income from operations:				
Pre-clinical	$ 10,978	$ 11,668	$ 12,206	$ 8,782
Clinical	4,441	2,980	2,797	2,263
Corporate overhead including share offering expenses, restructuring and other selling, general and administrative expenses	(2,649)	(2,784)	(2,062)	(2,474)
	$ 12,770	$ 11,864	$ 12,941	$ 8,571
Net income	$ 11,022	$ 9,564	$ 10,159	$ 7,377
Earnings per share:				
Basic	$ 0.30	$ 0.26	$ 0.28	$ 0.20
Diluted	$ 0.29	$ 0.25	$ 0.27	$ 0.20
Weighted average number of common shares outstanding:				
Basic	37,159,079	36,505,169	36,352,511	36,081,610
Diluted	38,336,966	37,720,565	37,624,192	37,366,463

Table 9: *Unaudited 2002 quarterly consolidated financial data*

(Dollars in thousands except share and per share data)	Quarter ended December 31, 2002	Quarter ended September 30, 2002	Quarter ended June 30, 2002	Quarter ended March 31, 2002
Net service revenue:				
Pre-clinical	$ 36,092	$ 35,236	$ 36,367	$ 34,479
Clinical	21,735	20,687	19,182	18,684
	$ 57,827	$ 55,923	$ 55,549	$ 53,163
Income (loss) from operations:				
Pre-clinical	$ 10,927	$ 10,839	$ 11,356	$ 10,382
Clinical	3,107	2,786	2,381	770
Corporate overhead including compensation expense, stamp duty and other selling, general and administrative expenses	(2,056)	(1,930)	(51,614)	(5,920)
	$ 11,978	$ 11,695	$ (37,877)	$ 5,232
Net income (loss)	$ 9,403	$ 7,339	$ (44,337)	$ (414)
Earnings (loss) per share:				
Basic	$ 0.26	$ 0.21	$ (1.87)	$ (0.02)
Diluted	$ 0.25	$ 0.20	$ (1.87)	$ (0.02)
Weighted average number of common shares outstanding:				
Basic	35,984,350	35,570,449	23,770,595	23,485,654
Diluted	37,796,452	37,385,219	23,770,595	23,485,654

Liquidity and Capital Resources

Cash and cash equivalents totaled $24.6 million at December 31, 2003 compared with $19.9 million at December 31, 2002. Our principal sources of liquidity are cash flow from operations, borrowings under our credit facility and proceeds raised from the sale of our capital stock.

On November 25, 2003, we completed a public offering of 11.5 million shares of common stock at a price of $20 per share. The Company sold one million shares of common stock in this offering, raising net proceeds of $18.2 million.

At December 31, 2003, our bank credit facilities provided us with an aggregate of up to $133.2 million comprising $58.2 million of term loans in U.S. dollars and up to $75 million of multi-currency revolving loans.

At December 31, 2003, we had drawn $58.2 million in term loans under the facility, which are repayable in quarterly instalments over the period to December 31, 2007. This facility bears interest at floating, LIBOR-based rates. We have limited our exposure to interest rate fluctuations on the loans drawn under this facility through a series of interest rate swaps. Our credit facility subjects us to significant affirmative, negative and financial covenants, is guaranteed by us and our significant subsidiaries and is secured by liens on substantially all of our assets.

Working capital balances which arise from our contracts with customers comprise accounts receivable, unbilled receivables and advance billings. A summary of these balances at December 31, 2003, September 30, 2003, June 30, 2003, March 31, 2003 and December 31, 2002 together with the number of days billings that they represent is set forth below.

Table 10: *Summary of working capital balances*

	December 31, 2003		September 30, 2003		June 30, 2003		March 31, 2003		December 31, 2002	
(Dollars in thousands)	Balance	No. of Days Net Revenue	Balance	No. of Days Net Revenue	Balance	No. of Days Net Revenue	Balance	No. of Days Net Revenue	Balance	No. of Days Net Revenue
Accounts receivable	$ 53,391	71	$ 45,012	62	$ 36,428	53	$ 36,289	57	$ 39,266	64
Unbilled receivables	24,331	33	26,144	36	25,643	37	24,371	38	20,706	34
Sub total	77,722	104	71,156	98	62,071	90	60,660	95	59,972	98
Advance billings	(56,745)	(76)	(48,266)	(67)	(40,840)	(59)	(40,625)	(64)	(41,415)	(68)
	$ 20,977	28	$ 22,890	31	$ 21,231	31	$ 20,035	31	$ 18,557	30

The impact of the above balances on our cash flow from operations by quarter in 2003 and for the whole of 2002 was as follows:

Table 11: *Cash flow impact of working capital balances*

(Dollars in thousands)	Quarter ended December 31, 2003	Quarter ended September 30 2003	Quarter ended June 30 2003	Quarter ended March 31 2003	Year ended December 31 2002
Cash inflow (outflow):					
Accounts receivable including unbilled receivables	$ (6,566)	$ 2,884	$ (1,411)	$ (688)	$ (7,328)
Advance billings	8,479	(2,806)	215	(790)	11,035
	$ 1,913	$ 78	$ (1,196)	$ (1,478)	$ 3,707

The cash generated by our operating activities was $56.3 million in 2003. Cash generated by operating activities was $29.8 million in 2002. Compared with cash generated by operating activities, the cash flows relating to working capital movements have not been a major factor affecting liquidity.

The following table summarizes the Company's commitments relating to its long-term debt, capital lease and operating lease obligations and its other contractual obligations.

Table 12: *Summary of commitments*

(Dollars in thousands)	Total	Payments due by period Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt obligations[1]	$ 58,798	$ 7,857	$ 32,066	$ 18,875	$ –
Capital lease obligations	353	161	192	–	–
Operating lease obligations	52,829	7,049	12,516	11,887	21,377
Purchase obligations[2]	3,104	3,104	–	–	–
Pension obligation[3]	24,576	3,568	7,570	8,187	5,251
	$ 139,660	$ 21,739	$ 52,344	$ 38,949	$ 26,628

(1) Our long-term debt, excluding capital lease obligations was $58.8 million at December 31, 2003. The main component was $58.3 million of term loan borrowings under our bank credit facility. These borrowings are repayable quarterly based on our credit agreement. The facilities contain various restrictive covenants and breach of these covenants may result in accelerated repayment. In addition, we may choose to repay this debt early without any penalty.

(2) Our purchase obligations represent our commitments for capital expenditure at December 31, 2003. The majority of our operating expenses excluding depreciation and amortization are payroll and property related. Accordingly, although we have not conducted a detailed investigation to identify all other purchase commitments as may exist, we believe any additional commitments are insignificant.

(3) The payments reflected in the table above are based on the expected contribution rate applied to the pensionable payroll at December 31, 2003. The payments arise in pounds sterling and thus may fluctuate as a consequence of changes in exchange rates. The U.K. defined benefit pension plan is closed to new entrants. We have assumed that the pensionable payroll will rise in line with the assumptions made by our actuary in valuing the plan's obligations and that the contributions rates will not change from the current levels.

(4) This table does not reflect any amounts in respect of the long-term deferred taxation liabilities at December 31, 2003 as we are not able to predict when such amounts will fall due for payment.

We anticipate that our operating cash flow, together with available borrowings under our bank credit facility and the net proceeds we receive from any offerings, will be sufficient to meet our anticipated future operating expenses, capital expenditures (including our planned expansions at our pre-clinical facilities) and debt service and lease obligations as they become due over the next twelve months. Our corporate strategy of seeking continued growth contemplates the possibility of growth through acquisitions of other businesses, should appropriate opportunities become available. If we decide to seek to acquire other businesses, we expect to fund these acquisitions from existing cash resources, through additional borrowings and, possibly, with the proceeds of sales of our capital stock. We also may pursue acquisitions in which the consideration we pay takes the form of our capital stock.

Cash Flow in 2003 Compared to 2002

Cash flow from operations in 2003 was $56.3 million compared to $29.8 million in 2002 (after paying in 2002 $21.5 million of accumulated interest on the 10% unsecured subordinated loan stock due 2008 following the completion of our initial public offering). The cash outflow on capital expenditures was $25.1 million compared to $25.5 million in 2002. There was a decrease in purchases of property, plant and equipment at our pre-clinical operations in Canada where payments amounted to $10.8 million in 2003 compared to $18.5 million in 2002. The decrease arose because the first stage of the expansion in our Canadian pre-clinical operations was completed in December 2002 and the next phase of expansion at these facilities has only recently commenced. We are also expanding our United Kingdom pre-clinical operations where purchases of property, plant and equipment were $9.9 million in 2003, an increase of $3.8 million over 2002. In addition we are investing in our systems in the clinical business and capital expenditure in clinical amounted to $4.3 million in 2003 compared to $1.0 million in 2002.

In 2003 the net cash outflow in respect of the acquisition of PharmaResearch was $38.9 million. This comprised the acquisition price of $43.2 million less cash acquired of $6.0 million plus acquisition costs and restructuring costs of approximately $1.6 million paid in 2003. We also repaid $67.5 million of borrowings under our former bank credit facilities and drew down net new borrowings under the new $150 million facility amounting to $58.2 million. We received $18.2 million net of expenses from the share issue we completed in November 2003 and we also received $2.2 million as a result of the exercise of share options in 2003. In 2002 we repaid $94.8 million of bank debt as well as $109.8 million of 10% unsecured subordinated loan stock due 2008 excluding accrued interest. This comprised all of the debt under the bank facilities in place prior to our initial public offering and all of the 10% unsecured subordinated loan stock due 2008. We also received IPO proceeds of $137.6 million net of expenses and drew down bank borrowings of $66.9 million, net of expenses under the bank credit facility arranged at the time of our initial public offering. We received $0.1 million in respect of the exercise of share options. As a consequence, the net cash outflow from financing activities was $0.1 million in 2002.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way we apply our accounting policies. An accounting estimate is considered critical if: the estimate requires us to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact our financial condition or results of operations are reasonably likely to occur from period to period. We believe that the accounting estimates employed are appropriate and resulting balances are reasonable; however, actual results could differ from the original estimates, requiring adjustments to these balances in future periods. The accounting policies which we consider to be critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use the proportional performance method of accounting, accounting for income taxes and accounting for pension obligations.

Revenue Recognition

The majority of our revenues are recorded from fixed-price contracts on a proportional performance method based on assumptions regarding the estimated cost of completion of the work. Each month costs are accumulated on each project and compared to the budget for that particular project. This determines the portion of completion of the project. This percentage is multiplied by the contract value to determine the amount of revenue that can be recognized. Each month or each quarter, management reviews the budget on each project to determine if the assumptions within the budget are still correct and budgets are adjusted accordingly. As the work progresses, original estimates might be deemed incorrect due to revisions in the scope of work or other factors and a contract modification might be negotiated with the customer to cover additional costs. We bear the risk of cost overruns. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. We might experience similar situations in the future. Should our estimated costs on fixed price contracts prove to be low in comparison to actual costs, future margins could be reduced, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate. Clients generally may terminate a study at any time, which might cause unplanned periods of excess capacity and reduced revenues and earnings. To offset the effects of early terminations of significant contracts, we attempt to negotiate the payment of an early termination fee as part of the original contract.

We have a reserve for losses on contracts which is split between "Unbilled Receivables, net" and "Accrued Expenses" on our Consolidated Balance Sheets. This reflects the fact that our revenue recognition process involves a significant element of judgement in order to estimate the outcome of each contract and that there may be instances where the estimated costs are not covered by the estimated contract revenues. In such instances, we accrue for the whole of the estimated loss on the contract as soon as the estimated loss is identified. We believe our reserve for losses on contracts was adequate as of December 31, 2003 and 2002 based on our experience of performing contractual work for clients. However, no assurances can be given that actual losses will not exceed the recorded reserve. The impact on our income from operations resulting from the net movement in the reserve for contract losses was an expense of $0.6 million in the year ended December 31, 2003 and a reduction in expenses of $0.1 million in each of the years ended December 31, 2002 and December 30, 2001.

Income Taxes

We operate in numerous countries but the tax regulations in the U.S., Canada and the United Kingdom have the most significant effect on our income tax and deferred tax assets and liabilities and our income tax expense. The tax regulations are highly complex and whilst we aim to ensure the estimates of tax assets and liabilities that we record are accurate, there may be instances where the process of agreeing our tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded. Our provision for income taxes is affected by various factors.

We receive research and development tax credits in Canada and the United Kingdom. The level of such credits is dependent upon the amount of qualifying costs in these jurisdictions. We estimate the amounts of these credits each period based on our experience and knowledge of the relevant tax regulations. Because the level of the credits are based on the levels of qualifying costs, the tax credits are not directly related to income before income taxes and therefore the level of tax credits may fluctuate from period to period when compared to income before income taxes. Research and development tax credits reduced our income tax expense by $7.7 million, $7.5 million and $1.8 million in the three years ended December 31, 2003, December 31, 2002 and December 30, 2001.

We have deferred tax assets of $25.8 million and $21.4 million at December 31, 2003 and 2002 with corresponding valuation allowances of $15.8 million and $15.8 million at the same dates. These assets, and associated valuation allowances, relate mainly to pre-acquisition tax losses in certain operating subsidiaries. We assess the likelihood of the utilization of such assets and based on the historical performance of the relevant operations, limitations on the utilization of the assets and anticipated operating results, we have established valuation allowances. We continue to assess the allowances on the information available each period and our assessment may change in future periods. Any recognition of assets in respect of the pre-acquisition losses will result in a reduction in goodwill and will not generate an income tax benefit that is recognized in the statement of operations.

Pensions

Certain of our U.K. based subsidiaries maintain a defined benefit pension plan. On December 31, 2002 this plan was closed to new entrants but it will continue to provide benefits to existing beneficiaries (including existing employees who have not yet retired). The pension liabilities that we record are based on a number of actuarial assumptions. These assumptions include discount rate, expected long term rate of return on plan assets and inflation rates. Our assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. We review these assumptions annually at December 31. If the assumptions change, or if actual experience is different from the assumptions made previously, the funding status of the plan will change and we may need to record adjustments to our previously recorded pension liabilities.

At December 31, 2003 and 2002, the total pension liabilities recorded at the current exchange rate on those dates amounted to $24.6 million and $13.3 million. The funded status of the plan on those dates reflected deficits of $35.8 million and $24.3 million. If the actuarial assumptions underlying these liabilities were to be borne out exactly, we would be required to fund these deficits over a period of years which would approximate 17 years, the average remaining service lives of the existing scheme members. However, the assumptions are likely to change and the actual amounts that we are required to fund may increase or decrease as a consequence. The plan's actuary, having considered the funding of the plan, has recommended that the current funding rate for the Company should be set at 14% of pensionable payroll which we estimate will approximate $3.6 million in 2004.

New Accounting Pronouncements

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." The principal change reflected in these pronouncements is that gains or losses from extinguishment of debt which were classified as extraordinary items by SFAS 4 are no longer classified as such. We adopted SFAS 145 for our fiscal year ending December 31, 2003. When adopted, prior extraordinary items related to the extinguishment of debt were reclassified. This resulted in the extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 being reclassified to the interest expense and income taxes captions.

SFAS No. 132 (Revised 2003) ("SFAS 132R") requires an entity to make additional disclosures about pensions and other post-retirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic pension cost. SFAS 132R is effective for domestic plans beginning with fiscal years ending after December 15, 2003 and for non-U.S. plans beginning with fiscal years ending after June 15, 2004. SFAS132R is effective for interim reporting period disclosures beginning after December 15, 2003 and after the provisions of this statement are adopted. The Company has adopted this statement for its U.K. plan in this form 10-K for the year ending December 31, 2003 and will adopt the quarterly reporting requirements in its Form 10-Q for the quarter ending March 31, 2004.

In December 2003, the FASB issued a revision to Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN46R" or the "Interpretation"). FIN46R clarifies the application of ARB no. 51 "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN46R requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses or receive a majority of the entity's expected residual returns, or both.

Among other changes, FIN46R (a) clarified some requirements of the original FIN46 which had been issued in January 2003, (b) eased some implementation problems and (c) added new exceptions. FIN46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period after March 15, 2004 except that all public companies must, at a minimum, apply the provisions of the Interpretation to all entities that were previously considered "special purpose entities" under the FASB literature prior to the issuance of FIN46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN46 will have a material impact on its financial position, cash flows or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risks arising from changes in interest rates and foreign currency exchange rates.

Our primary interest rate exposure is in respect of future changes in the LIBOR or base rates that are used to determine the amounts of interest we are required to pay on borrowings under our bank credit facility. The outstanding indebtedness at December 31, 2003 under our bank credit facility , bore interest at a rate equal to LIBOR plus a margin of between 1.5% . That margin is set each quarter based on specified financial ratio tests and may vary between LIBOR plus 1.25% and LIBOR plus 2.0%.

In the third quarter of 2002 we cancelled the interest rate hedges we had used to hedge the interest exposure on our bank borrowings before our initial public offering. We subsequently entered into two new interest rate swap arrangements to hedge the interest rate exposure on our bank borrowings. The first arrangement is an interest rate swap with a notional amount of $50 million, which expires on September 30, 2005. Under this arrangement the LIBOR rate applicable to $50 million of bank debt is fixed at 2.9975%. The second arrangement is an interest rate swap with a notional amount of $10 million, which expires on September 30, 2004. Under this arrangement the LIBOR rate applicable to $10 million of bank debt is fixed at 2.5225%.

The interest rate swaps exceed our bank borrowings at December 31, 2003 by $1.8 million and this amount is exposed to unhedged fluctuations in interest rates. Our potential loss over one year that would result from a hypothetical, instantaneous change of 100 basis points in the interest rate is not significant.

We have not designated the interest rate swaps as hedges for financial reporting purposes pursuant to SFAS 133. As a consequence, we record, through the interest expense category in our statement of operations, any changes in the fair value of the swaps. The fair value of the swaps will fluctuate, mainly as a consequence of changes in market rates of interest. Accordingly, changes in market rates of interest can cause fluctuations in the level of our recorded interest expense from period to period. However, over the term of the swaps, the total LIBOR rates applicable to our bank borrowings will equate to the fixed rates of 2.9975% on $50 million of debt and 2.5225% on $10 million of debt as mentioned above.

Our Canadian business has a significant proportion of its working capital represented by assets and liabilities that are denominated in U.S. dollars. Accordingly, fluctuations in the U.S. dollar / Canadian dollar exchange rate give rise to exchange gains and losses. These gains and losses arise from the conversion of U.S. dollars to Canadian dollars and the retranslation of cash, accounts receivable and unbilled receivable balances and to a lesser extent accounts payable balances. We have entered into a forward contract to sell U.S.$14 million and buy Can$18.6 million on March 31, 2004. This contract reduces our exposure to exchange gains and losses arising from the retranslation of the above balances during the life of the contract. The amounts of the U.S. dollar denominated balances held by our Canadian subsidiary fluctuate from time to time and based on the average balances in the five month period from June 30, 2003 to November 30, 2003 offset by the effects of the forward contract, we estimate that a hypothetical instantaneous 5% devaluation of the U.S. dollar against the Canadian dollar would give rise to recognition of an exchange loss (which would be included for financial reporting purposes in selling, general and administrative expenses) of less than $0.1 million, before income tax effects. On the same basis, we estimate that a hypothetical instantaneous 5% devaluation of the Canadian dollar against the U.S. dollar would give rise to recognition of an exchange gain (which for financial reporting purposes would be netted against and therefore reduce selling, general and administrative expenses) of less than $0.1 million before income tax effects.

A significant proportion of the revenues in our Canadian operations arise in U.S. dollars but the costs in these operations arise mainly in Canadian dollars. To monitor this we look at the results of operations of our Canadian business that arise in Canadian dollars. This is a net loss because it excludes the U.S. dollar denominated revenue stream but includes most of our Canadian costs. In 2003, we estimate that the net loss arising in Canadian dollars in our Canadian operations amounted to approximately $29 million. Based on this, a 5% strengthening of the Canadian dollar against the US dollar would reduce our group net income by $1.5 million over a period of a year and a 5% weakening of the Canadian $ against the US $ would increase group net income by $1.5 million over a period of a year.

Our European operations are less exposed to fluctuations in exchange rates than our Canadian operations. However, the net income of our European operations is recorded in the local currencies of the operations, principally pounds sterling, and then translated into U.S. dollars. In 2003, the net income arising in pounds sterling amounted to approximately $18 million. Based on this, a 5% strengthening of the pound sterling against the US dollar would increase our group net income by $0.9 million over a period of a year and a 5% weakening of the pound sterling against the US $ would decrease group net income by $0.9 million over a period of a year.

We also would potentially have exposure to foreign currency exchange rate fluctuations in respect of the cash flows received from our foreign affiliates. This risk is mitigated by the fact that their operations are conducted in their respective local currencies, and it is not our intention to repatriate earnings prospectively.

We do not use financial instruments for trading or other speculative purposes.

Our management does not believe that inflation in past years has had a significant impact on our results from operations. Our management believes that, in the event inflation affects our costs in the future, we will offset the effect of inflation and maintain appropriate margins through increased fees.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Inveresk Research Group, Inc.:

We have audited the accompanying consolidated balance sheets of Inveresk Research Group, Inc. and subsidiaries as of December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, comprehensive income (loss) and shareholders' equity, and cash flows for each of the three the years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 2003, and December 31, 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 4 to the consolidated financial statements, effective January 1, 2002 the Company adopted Statements of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

Edinburgh, Scotland
February 20, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Net service revenue	**$ 272,482**	$ 222,462	$ 156,296
Direct costs excluding depreciation of $5,074, $3,596 and $2,832 respectively	**(141,603)**	(110,099)	(83,975)
	130,879	112,363	72,321
Selling, general and administrative expenses:			
Compensation expense in respect of share options and management equity incentives	**–**	(53,020)	–
U.K. stamp duty taxes arising on change of ultimate parent company	**–**	(1,545)	–
Share offering expenses (Note 3)	**(658)**	–	–
Restructuring and integration costs arising from business acquisitions (Note 5)	**(1,088)**	–	–
Other selling, general and administrative expenses	**(70,106)**	(56,455)	(41,934)
Total selling, general and administrative expenses	**(71,852)**	(111,020)	(41,934)
Depreciation	**(12,301)**	(10,315)	(8,028)
Amortization of goodwill and intangibles (Note 8)	**(580)**	–	(7,910)
Income (loss) from operations	**46,146**	(8,972)	14,449
Interest income	**422**	344	483
Interest expense	**(3,886)**	(13,687)	(18,177)
Income (loss) before income taxes	**42,682**	(22,315)	(3,245)
Provision for income taxes (Note 12)	**(4,560)**	(5,694)	(1,875)
Net income (loss)	**$ 38,122**	$ (28,009)	$ (5,120)
Earnings (loss) per share:			
Basic	**$ 1.04**	$ (0.94)	$ (0.24)
Diluted	**$ 1.01**	$ (0.94)	$ (0.24)
Weighted average number of common shares outstanding:			
Basic	**36,527,491**	29,735,957	21,489,571
Diluted	**37,705,378**	29,735,957	21,489,571

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 24,579**	$ 19,909
Accounts receivable, net of allowance for doubtful accounts of $1,525 in 2003 and $1,021 in 2002	**53,391**	39,266
Unbilled receivables, net of reserve for losses on contracts of $897 in 2003 and $1,110 in 2002	**24,331**	20,706
Income taxes receivable	**4,045**	2,979
Inventories	**1,619**	1,167
Deferred income taxes (Note 12)	**144**	–
Other current assets	**6,902**	4,300
Total current assets	**115,011**	88,327
Property, plant and equipment (Note 6)	**145,364**	108,570
Goodwill (Note 7)	**184,239**	135,043
Intangible assets (Note 8)	**2,203**	–
Deferred income taxes (Note 12)	**669**	–
Deferred debt issue costs	**1,593**	527
	$ 449,079	$ 332,467
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 20,389**	$ 10,792
Advance billings	**56,745**	41,415
Accrued expenses (Note 9)	**29,050**	21,399
Income taxes payable	**2,018**	2,871
Deferred income taxes (Note 12)	**334**	204
Current portion of long term debt (Note 10)	**7,857**	217
Total current liabilities	**116,393**	76,898
Deferred income taxes (Note 12)	**22,994**	22,139
Long term debt (Note 10)	**50,941**	67,768
Defined benefit pension plan obligation (Note 14)	**24,576**	13,259
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Preferred stock, $0.01 par value 10,000,000 authorized,	**–**	–
Common stock, $0.01 par value 150,000,000 authorized; 37,863,498 and 36,004,777 issued and outstanding at December 31, 2003 and December 31, 2002	**379**	360
Additional paid-in capital	**211,963**	191,618
Retained earnings (accumulated deficit)	**4,329**	(33,793)
Accumulated other comprehensive income (loss)	**17,504**	(5,782)
Total shareholders' equity	**234,175**	152,403
	$ 449,079	$ 332,467

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Cash flows from operating activities:			
Net income (loss)	**$ 38,122**	$ (28,009)	$ (5,120)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Non-cash compensation expense in respect of exercise of share options and management equity incentives	**–**	52,934	–
Depreciation of property, plant and equipment	**12,301**	10,315	8,028
Amortization of goodwill and intangible assets	**580**	-	7,910
Deferred pension obligations	**1,124**	209	130
Deferred income taxes	**(576)**	2,238	210
Amortization of deferred loan issue costs	**839**	2,240	1,040
Interest on 10% unsecured subordinated loan stock due 2008, not payable until the loan stock is redeemed	**–**	6,058	8,970
Payment of interest on 10% unsecured subordinated loan stock due 2008 following the initial public offering	**–**	(21,454)	–
Changes in operating assets and liabilities:			
Accounts receivable and unbilled receivables	**(5,781)**	(7,328)	(1,682)
Advance billings	**5,098**	11,035	(361)
Inventories	**(452)**	1,006	176
Accounts payable and accrued expenses	**6,322**	553	640
Income taxes	**704**	2,124	(1,277)
Other assets and liabilities	**(1,972)**	(2,136)	829
Net cash provided by operating activities	**56,309**	29,785	19,493
Cash flows from investing activities:			
Purchase of ClinTrials Research Inc., net of cash acquired of $5,700	**–**	–	(115,147)
Purchase of PharmaResearch Corporation, net of cash acquired of $5,976	**(38,968)**	–	–
Purchases of property, plant and equipment	**(25,076)**	(25,497)	(11,145)
Net cash used in investing activities	**(64,044)**	(25,497)	(126,292)
Cash flows from financing activities:			
Issue of common stock, net of issue costs	**20,364**	137,691	388
Repayments of short-term borrowings	**(259)**	(3,661)	(3,038)
Proceeds from long-term borrowings, net of issue costs	**56,680**	66,904	156,440
Repayments of long-term debt	**(67,500)**	(201,027)	(38,311)
Net cash provided by (used in) financing activities	**9,285**	(93)	115,479
Effect of foreign currency exchange rate changes on cash	**3,120**	(404)	(2,248)
Increase in cash and cash equivalents	**4,670**	3,791	6,432
Cash and cash equivalents at beginning of period	**19,909**	16,118	9,686
Cash and cash equivalents at end of period	**$ 24,579**	$ 19,909	$ 16,118
Supplemental cash flow information:			
Interest paid	**$ 3,770**	$ 29,203	$ 3,686
Income tax paid	**$ 2,930**	$ 1,504	$ 2,796

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND SHAREHOLDERS' EQUITY

(Dollars in thousands, except share data)	Shares of Common Stock $0.01 par value	Total Shareholders' Equity	Par Value Paid-in Capital	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2000	15,803,724	$ 247	$ 158	$ 807	$ (664)	$ (54)
Issue of common stock	7,665,364	388	77	311	–	–
Comprehensive loss:						
Foreign currency translation adjustments		(1,675)	–	–	–	(1,675)
Cumulative-effect adjustment for SFAS 133 (net of income taxes of $58)		(135)	–	–	–	(135)
Provision for accumulated benefit obligation under SFAS 87 (net of income taxes of $484)		(1,090)	–	–	–	(1,090)
Net loss for period to December 30, 2001		(5,120)	–	–	(5,120)	–
Comprehensive loss		(8,020)				
Balance at December 30, 2001	23,469,088	$ (7,385)	$ 235	$ 1,118	$ (5,784)	$ (2,954)
Issue of common stock, net of offering costs of $18,425	12,535,689	137,691	125	137,566	–	–
Compensation expense in respect of share options and management equity incentives		52,934	–	52,934	–	–
Comprehensive income (loss):						
Foreign currency translation adjustments		2,655	–	–	–	2,655
Provision for accumulated benefit obligation under SFAS 87 (net of income taxes of $2,350)		(5,483)	–	–	–	(5,483)
Net loss for year to December 31, 2002		(28,009)	–	–	(28,009)	–
Comprehensive loss		(30,837)				
Balance at December 31, 2002	36,004,777	$ 152,403	$ 360	$ 191,618	$ (33,793)	$ (5,782)
Issue of common stock, net of offering costs of $1,000	1,858,721	20,364	19	20,345	–	–
Comprehensive income (loss):						
Foreign currency translation adjustments		29,089	–	–	–	29,089
Tax benefit arising on options granted on or after June 27, 2002		219	–	–	–	219
Provision for accumulated benefit obligation under SFAS 87 (net of income taxes of $2,581)		(6,022)	–	–	–	(6,022)
Net income for year to December 31, 2003		38,122	–	–	38,122	–
Comprehensive income		61,408				
Balance at December 31, 2003	37,863,498	$ 234,175	$ 379	$ 211,963	$ 4,329	$ 17,504

See accompanying notes to consolidated financial statements.

1. Description of Business

Inveresk Research Group, Inc. and its subsidiaries (collectively the "Company") provide drug development services to companies in the pharmaceutical and biotechnology industries. Through the Company's pre-clinical and clinical business segments, it offers a broad range of drug development services, including pre-clinical safety and pharmacology evaluation, laboratory sciences services and clinical development services. The Company is one of a small number of drug development service companies currently providing a comprehensive range of pre-clinical and clinical development services on a worldwide basis. The Company's client base includes major pharmaceutical companies in North America, Europe, and Japan, as well as many biotechnology and specialty pharmaceutical companies.

2. Basis of Presentation

Effective January 1, 2002, the Company has changed its fiscal year end to the last calendar day in the year. In 2001 and prior years the fiscal year ended on the last Sunday of each calendar year. In 2001 the fiscal year contained 52 weeks and ended on December 30, 2001. The change was made so that the Company's reporting periods will end on the same date each year and will be of equal length. The impact on the results of the periods presented in these financial statements is not significant.

On June 25, 2002 there was a change in ultimate parent company from a company organized in Scotland to a corporation organized in Delaware. This was accomplished through a share exchange transaction in which all the shareholders of Inveresk Research Group Limited (the former ultimate parent company) exchanged their shares for shares of common stock of Inveresk Research Group, Inc. (the current ultimate parent company). With the exception of the incurrence of U.K. stamp duty charges of $1.5 million, this transaction had no impact on the consolidated assets or liabilities of the Company. The consolidated financial statements have been prepared as if the change of ultimate parent company had taken place prior to the periods presented. Accordingly, the shareholders' equity and earnings per share at the dates and for periods before June 25, 2002 are presented on the basis of the capital structure of Inveresk Research Group, Inc. calculated by multiplying the numbers of shares of Inveresk Research Group Limited outstanding at the dates and for the periods presented by the weighted average exchange ratio used in the share exchange transaction.

3. Issuance of Common Stock

The Company completed its initial public offering of 12 million shares of common stock, at a price of $13 per share on July 3, 2002. It used the net proceeds of the offering, together with drawings under a new bank credit facility, to repay all of the outstanding principal and interest under the previously outstanding bank debt and under the 10% unsecured subordinated loan stock due 2008. As discussed below in Note 13, the Company recorded additional compensation-related charges of $48.5 million in connection with the initial public offering and related change of ultimate parent during 2002.

In February 2003, the Company announced a proposed public offering of up to 10.5 million shares of common stock. On March 7, 2003, the Company announced the withdrawal of the registration statement relating to this offering because market conditions at the time made it inadvisable to proceed with the offering. The costs relating to this proposed offering amounted to $0.7 million and were expensed in 2003.

On November 25, 2003 the Company completed an offering of 11.5 million shares of common stock at $20 per share. Of the 11.5 million share offering, 10.5 million were sold by existing shareholders, principally Candover Investments PLC and associated Candover entities and one million new shares were sold by the Company. The net proceeds received on the sale of shares by the Company amounted to $18.2 million.

4. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements include the accounts of Inveresk Research Group, Inc. and its subsidiaries. All intercompany transactions, balances and profits are eliminated. All business combinations have been accounted for using the purchase method.

Under the purchase method, goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill is reported in the balance sheet as an intangible asset and, prior to January 1, 2002, was amortized using the straight-line method over its estimated useful life. The accounting policy for goodwill that took effect from January 1, 2002 is described in the Intangible Assets section of this Note. The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of.

Accounting Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates underlying the accompanying consolidated financial statements include the estimates made in the Company's revenue recognition process, the reserve for losses on contracts and the assumptions underlying the accounting for our U.K. defined benefit pension plan. Actual results could differ from those estimates.

Foreign Currencies

The consolidated financial statements are prepared in U.S. Dollars. The functional currency of each of the Company's subsidiaries is the local currency in which each subsidiary is located. Transactions in foreign currencies are measured at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or remeasured are recognized in the statement of operations.

The financial statements of foreign subsidiaries are translated into U.S. Dollars using the current-rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Differences arising from the translation are recorded to accumulated other comprehensive loss.

The foreign currency exchange gain or loss recognized in the statements of operation and included in " Other selling, general and administrative expenses" was a loss of $3.2 million for the year ended December 31, 2003, a loss of $0.4 million for the year ended December 31, 2002 and a gain of $1.2 million for the 52 weeks ended December 30, 2001.

Revenue Recognition

Many of the Company's contracts are fixed-price contracts over one year in duration. Revenue for such contracts is recognized based on the proportional performance method of accounting. Revenue is recognized as costs are incurred and includes estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). The Company also has contracts with a duration of less than one year. Revenue is recognized on these contracts in the same manner as for contracts of more than one year duration except for contracts that are at an agreed fee per hour. Revenue on agreed fee per hour contracts is recognized as services under the contract are provided.

Where the scope of a contract is extended, the costs incurred prior to the contract extension being agreed in writing by the client are included in the calculation of the percentage-of-completion of the existing contract, prior to the extension. The estimated revenues are not updated until the contract extension has been agreed in writing with the client. However, when this occurs, the estimated total contract revenues are recalculated and a cumulative adjustment to revenues earned to that point under the contract is recorded.

The Company follows the guidance in the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB 101"). SAB 101 states that revenue should be recognized when all four of the following conditions exist: persuasive evidence of an arrangement exists; services have been rendered or delivery has occurred; the price is fixed or determinable; and collectibility is reasonably assured. When estimated contract costs indicate that a loss will be incurred on a contract, the entire loss is provided for in such period.

The Company routinely subcontracts with third party investigators in connection with multi-site clinical trials and with other third party service providers for laboratory analysis and other specialized services. Costs associated with contracting with third party investigators are excluded from net service revenue and expenses where they are the responsibility of the client and they are passed through to clients without any mark up.

Earnings (Loss) Per Share

Earnings (loss) per share is computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 requires presentation of both Basic Earnings per Share (Basic EPS) and Diluted Earnings per Share (Diluted EPS). Basic EPS is based on the weighted average number of shares of common stock outstanding during the year while Diluted EPS also includes the dilutive effect of stock options. The number of stock options not reflected in Diluted EPS because they were anti-dilutive or their exercise was conditional were nil in 2003, 2,366,217 in 2002 and 1,148,532 in 2001. Historical earnings (loss) per share have been computed assuming the historical outstanding shares in Inveresk Research Group Limited were converted to ordinary shares in Inveresk Research Group, Inc. using the conversion ratios applied when the change of ultimate parent company became effective.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market accounts held with financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Unbilled Receivables and Advance Billings

Billings are generally determined by contractual provisions that include predetermined date-certain payment schedules (which may include payment at or near the time the trial is initiated), the achievement of negotiated performance requirements or milestones, or the submission of required billing detail. Unbilled receivables arise from those contracts under which billings are rendered upon the achievement of certain negotiated performance requirements or on a date-certain basis and services rendered exceed billings. The Company expects to bill and collect these unbilled receivables within one year of revenue recognition. Advance billings represent contractual billings for services not yet rendered.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to credit risk include unsecured accounts receivable. Concentrations of credit risk on accounts receivable is limited due to the large number of clients. Additionally, the Company maintains allowances for potential credit losses and credit losses incurred have not exceeded management's expectations. The Company's exposure to credit loss in the event that payment is not received for revenue recognized equals the outstanding accounts receivable and unbilled services balance.

Inventories

Inventories, which comprise consumables and supplies, are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost.
Maintenance repairs and minor renewals are charged to expense as incurred. Major renewals and improvements are capitalized and depreciated over their estimated useful lives. When assets are retired or otherwise disposed of, the cost is removed from the asset account and the corresponding accumulated depreciation is removed from the related reserve account. Any gain or loss resulting from such retirement or disposal is included in current income.

Depreciation is provided on a straight-line basis over the estimated useful economic lives of the assets as set out below:

Land	*not depreciated*
Buildings	*40 years*
Leasehold improvements	*lesser of the term of the lease or the useful life*
Machinery and equipment	*5 to 10 years*
Office furniture and machines	*3 to 10 years*
Vehicles	*3 to 5 years*

Goodwill

Goodwill represents the excess of the fair value of the consideration over the fair value of the identifiable assets and liabilities acquired. For the periods ending before January 1, 2002, goodwill was amortized on a straight-line basis over twenty years.

Effective January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142) which applies to all goodwill and other intangible assets recognized in the balance sheet at that date, regardless of when the assets were initially recognized. Under SFAS 142, the Company no longer amortizes goodwill or other intangible assets with indefinite lives, but instead reviews them at least annually for impairment. The Company completes its impairment assessment in the second quarter of each year based on balances recorded at March 31. This has not resulted in any impairment for the periods presented.

The following table reflects the consolidated results of operations and the related per share amounts, as if SFAS 142 had been in effect for all periods presented.

(Dollars in thousands, except share and per share data)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Net income (loss), as reported	**$ 38,122**	$ (28,009)	$ (5,120)
Add back amortization expense	**–**	–	7,910
Effect on income taxes	**–**	–	(831)
Net income (loss), adjusted	**$ 38,122**	$ (28,009)	$ 1,959
Earnings (loss) per share:			
Basic	**$ 1.04**	$ (0.94)	$ 0.09
Diluted	**$ 1.01**	$ (0.94)	$ 0.09
Weighted average number of common shares outstanding:			
Basic	**36,527,491**	29,735,957	21,489,571
Diluted	**37,705,378**	29,735,957	21,489,571

In accordance with SFAS 128, there is no dilution shown in the above table in respect of stock options outstanding in the 52 weeks ended December 30, 2001. This was because exercise of all the options concerned was conditional upon completion of a listing of the Company's shares on a recognized stock exchange and this condition had not been satisfied by the end of 2001.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets and intangibles other than goodwill for impairment whenever events or changes in circumstances indicate that the value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposal are less than its carrying amount including any attributable goodwill. In such instances, the carrying value of long-lived assets is reduced to the estimated fair value, as determined using an appraisal or discounted cash flow analysis, as appropriate.

Income Taxes

Income taxes are accounted for under the liability method in accordance with SFAS 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that a portion of the asset will not be realized.

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"("APB 25"). Compensation cost for stock options granted to employees is based on the excess of the quoted market price of the Company's stock on the measurement date over the amount an employee must pay to acquire the stock (the "intrinsic value") and is recognized over the vesting period. No compensation cost was recognized in respect of options where the vesting of the options was conditional upon the listing of the Company's shares on a recognized stock exchange, prior to the condition being met. Once the condition was met, the compensation expense was recorded in full on the date when the condition was satisfied.

Had compensation expense been determined for the Company's option grants consistent with the provisions of SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"), the Company's net income (loss) for the periods shown below would have reflected the pro forma amounts set forth in the table below. For periods prior to our initial public offering in June 2002, there would have been no change in the reported net income or loss.

(Dollars in thousands except per share data)	Year ended December 31, 2003	Year ended December 31, 2002
Reported net income (loss)	**$ 38,122**	$ (28,009)
Compensation expense in respect of stock options deducted in the computation of net income	**–**	23,873
Compensation expense in respect of stock options computed on the fair value method	**(1,885)**	(24,639)
Pro forma net income (loss)	**$ 36,237**	$ (28,775)
Reported basic earnings (loss) per share	**$ 1.04**	$ (0.94)
Pro forma basic earnings (loss) per share	**$ 0.99**	$ (0.97)
Reported diluted earnings (loss) per share	**$ 1.01**	$ (0.94)
Pro forma diluted earnings (loss) per share	**$ 0.96**	$ (0.97)

The assumptions underlying the calculation of this pro forma information are described in Note 14.

Research and Development

Many of the Company's activities are directed towards the performance of research on behalf of its clients and the Company is continually improving its scientific methods and techniques. All costs relating to the performance of client projects are expensed as incurred and there are no significant levels of expenditure on research and development on the Company's own behalf.

Derivative and Financial Instruments

The Company follows the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the statement of operations when the hedged item affects earnings. The ineffective portions of both fair value and cash flow hedges are immediately recognized in earnings.

The Company has not designated any of its derivative financial instruments as hedges for accounting purposes, and therefore the changes in fair value are reflected in income each period. This may cause volatility in quarterly earnings in the future.

Debt Issuance Costs

Debt issuance costs relating to the Company's bank loans and unsecured fixed rate debt are deferred and amortized to interest expense using the effective interest method over the respective terms of the debt concerned. Any unamortized debt issuance costs are written off in the period in which the associated indebtedness is repaid.

Recent Accounting Pronouncements

Adopted in the period

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." The principal change reflected in these pronouncements is that gains or losses from extinguishment of debt which were classified as extraordinary items by SFAS 4 are no longer classified as such. The Company adopted SFAS 145 for our fiscal year ending December 31, 2003. When adopted, prior extraordinary items related to the extinguishment of debt were reclassified. This resulted in the extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 being reclassified to the interest expense and income taxes captions.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (Revised 2003), ("SFAS 132R") requires an entity to make additional disclosures about pensions and other post-retirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic pension cost. SFAS 132R is effective for the Company beginning with fiscal years ending after December 15, 2003 and for non-U.S. plans beginning with fiscal years ending after June 15, 2004. SFAS132R is effective for interim reporting period disclosures beginning after December 15, 2003 and after the provisions of this statement are adopted. The Company has adopted this statement for its U.K. plan in this form 10-K for the year ending December 31, 2003 and will adopt the quarterly reporting requirements in its Form 10-Q for the quarter ending March 31, 2004.

To be adopted in future periods

In December 2003, the FASB issued a revision to Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN46R" or the "Interpretation"). FIN46R clarifies the application of ARB No. 51 "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN46R requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses or receive a majority of the entity's expected residual returns, or both.

Among other changes, FIN46R (a) clarified some requirements of the original FIN46 which had been issued in January 2003, (b) eased some implementation problems and (c) added new exceptions. FIN46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period after March 15, 2004 except that all public companies must, at a minimum, apply the provisions of the Interpretation to all entities that were previously considered "special purpose entities" under the FASB literature prior to the issuance of FIN46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN46 will have a material impact on its financial position, cash flows or results of operations.

5. Business Acquisitions

The Company made two significant acquisitions during the three year period ended December 31, 2003. The acquisitions were accounted for under the purchase method of accounting and accordingly, the assets acquired and liabilities assumed were recorded at fair value as of the acquisition dates. The excess of the purchase price over the fair value of the assets acquired less the liabilities assumed has been recorded as goodwill. The results of operations of the acquired business have been included from the date of the acquisitions.

Year ended December 31, 2003

On July 29, 2003 the Company acquired all of the outstanding capital stock of PharmaResearch Corporation ("PharmaResearch") for $43.2 million, financed through bank borrowings. PharmaResearch is a US-based drug development services group focused on the provision of Phase II-IV clinical trials support services, principally in the areas of respiratory and infectious diseases. At the time of the acquisition PharmaResearch was primarily based in Morrisville and Wilmington, North Carolina, with foreign operations based in the United Kingdom, France, Spain and China.

The acquisition of PharmaResearch allowed the Company to increase significantly the scale and service of its North American clinical development operations. Its strong presence in the field of respiratory and infectious diseases enabled Inveresk Research to build value-added clinical support services for the benefit of the enlarged client base. The following table summarizes the fair value of the assets acquired and liabilities assumed at the acquisition date.

	(Dollars in thousands)
Cash	$ 5,976
Other current assets	15,571
Total current assets	21,547
Property, plant and equipment	2,249
Customer contracts	2,783
Goodwill	34,907
Current liabilities	(18,236)
Deferred taxation liabilities	(53)
Long term portion of capital leases	(9)
Purchase price (including acquisition costs)	$ 43,188

The purchase price payable for PharmaResearch is subject to partial holdback. The customer contracts acquired have an estimated useful life of two years. The goodwill arising from the transaction was all assigned for financial reporting purposes to the clinical segment of the business. The customer contracts and goodwill are not deductible for tax purposes.

Restructuring and Integration costs

The Company established a plan at the acquisition date to integrate the operations of PharmaResearch with certain of its existing operations. The actions necessary to complete the integration included a reduction of 58 employees across the enlarged Company (37 employees of PharmaResearch and 21 employees of the Company), the relocation of the Morrisville operations of PharmaResearch to the Company's premises in Cary, North Carolina, integration of certain administrative functions and operating entities between the two businesses, combination of the PharmaResearch operations in London, Paris and Madrid with those of the Company and the closure of certain office premises.

In connection with this plan the Company has recorded provisions that have been reflected in the purchase price allocation of $2.6 million and provisions of $1.1 million that are included in restructuring and integration costs arising from business acquisitions in the consolidated statement of operations. The Company implemented the restructuring plan in early September, with 37 former PharmaResearch employees and 21 former Inveresk employees leaving the Company during September. By January 2004, the employees based at the PharmaResearch facility in Morrisville, North Carolina were relocated to the Company's nearby facility in Cary, North Carolina and the office in China was closed. The following amounts have been recorded in respect of the restructuring plan:

The Company expects the remaining provisions for severance costs to be utilized in 2004. The lease termination and abandonment costs will be utilized over the terms of the property leases concerned.

Year ended December 30, 2001

On April 5, 2001, the Company acquired the whole of the outstanding stock of ClinTrials Research Inc. for cash of $120.8 million. The estimated fair value of assets acquired and liabilities assumed are summarized below:

	(Dollars in thousands)
Allocation of purchase price:	
Net current assets (including cash of $5,700)	$ 1,201
Property, plant and equipment	37,353
Goodwill	95,699
Deferred taxation liabilities	(13,183)
Long term liabilities	(223)
Purchase price (including acquisition costs)	$ 120,847

Tax losses at the acquisition date amounted to approximately $40 million and these remain unutilized at December 31, 2003. A valuation allowance has been established against the whole of these losses, and to the extent that this valuation allowance is reduced in future, the reduction will be allocated to reduce goodwill.

Provision was made at acquisition for restructuring of the European Clinical operation of ClinTrials Research Inc. This was based upon a plan formulated at acquisition, approved by the directors of the Company in August 2001 and wholly implemented in 2001. The plan involved reducing the headcount in the acquired business, relocating certain functions from Maidenhead in England to various locations in Scotland and vacating office space in Maidenhead.

The movement on the restructuring provision was:

	(Dollars in thousands)
Amount established at acquisition	$ 3,416
Utilized during 2001	(2,251)
Balance accrued at December 30, 2001	1,165
Utilized during 2002	(945)
Balance accrued at December 31, 2002	220
Utilized during 2003	(220)
Balance accrued at December 31, 2003	$ –

The provision established at acquisition comprised $1.7 million in respect of severance payments to 74 people in the statistical and data management and various administrative functions, $1.3 million relating to rental and services costs on the surplus space vacated at Maidenhead, $0.3 million relating to dilapidations on the Maidenhead property and $0.1 million of other expenditures.

Pharma Research restructuring provision	Severance and related costs		Other costs		Lease
(Dollars in thousands)	Pharma Research	Inveresk	Pharma Research	Inveresk	termination and abandonment costs
Amount established at acquisition	$ 1,190	$ 676	$ 348	$ 412	$ 1,137
Utilized from July 29, 2003 to December 31, 2003	(877)	(676)	(242)	(344)	–
Balance at December 31, 2003	$ 313	$ –	$ 106	$ 68	$ 1,137

The following unaudited consolidated pro forma results of operations for the years ended December 31, 2003 and 2002 give effect to the acquisition of PharmaResearch as if it was completed at the beginning of each period. These pro forma results reflect incremental financing costs resulting from the acquisition and the amortization of acquired intangible assets.

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002
Net service revenue	**$ 296,375**	$ 263,061
Net income (loss)	**$ 37,176**	$ (26,885)
Earnings (loss) per share:		
Basic	**$ 1.02**	$ (0.90)
Diluted	**$ 0.99**	$ (0.90)
Number of shares used in calculating earnings (loss) per share:		
Basic	**36,527,491**	29,735,957
Diluted	**37,705,378**	29,735,957

This unaudited pro forma financial information has been prepared for comparative purposes only and does not purport to represent the results of operations which would actually have occurred had the companies operated as one during the period, nor to predict the Company's results of future operations. No effect has been included for synergies, if any, that might have been realized through the acquisition.

6. Property, Plant and Equipment

The composition of property, plant and equipment is as follows:

(Dollars in thousands)	December 31, 2003	December 31, 2002
Land, buildings and leasehold improvements	**$ 128,506**	$ 98,974
Plant and equipment	**113,717**	86,246
	242,223	185,220
Less accumulated depreciation	**(96,859)**	(76,650)
	$ 145,364	$ 108,570

Included in plant and equipment are assets with a cost of $0.7 million and $2.9 million at December 31, 2003 and December 31, 2002 which are the subject of capital leases.

7. Goodwill

The following table sets forth an analysis of goodwill.

(Dollars in thousands)	December 31, 2003	December 31, 2002
Goodwill	**$ 198,306**	$ 147,765
Less accumulated amortization	**(14,067)**	(12,722)
	$ 184,239	$ 135,043

8. Intangible Assets

The composition of intangible assets is as follows:

(Dollars in thousands)	December 31, 2003	December 31, 2002
Customer contracts	**$ 2,783**	$ –
Less accumulated amortization	**(580)**	–
	$ 2,203	$ –

The customer contracts were acquired in connection with the acquisition of PharmaResearch. Future amortization expense is expected to be $1.4 million in 2004 and $0.8 million in 2005.

9. Accrued expenses

The composition of accrued expenses is as follows:

(Dollars in thousands)	December 31, 2003	December 31, 2002
Restructuring provision in respect of European Clinical Operations (Note 5)	**$ –**	$ 220
Provision in respect of restructuring and integration costs associated with the acquisition of PharmaResearch (Note 5)	**1,624**	–
Invoices received not processed	**3,136**	2,190
Fair value of US $ interest rate swap (Note 10)	**986**	1,096
Reserve for losses on contracts	**3,986**	2,471
Accrued payroll costs and social taxes	**8,139**	6,966
Interest accrued on bank loans and interest rate swaps	**–**	603
Other accrued expenses	**11,179**	7,853
	$ 29,050	$ 21,399

10. Credit Facilities and Derivative Instruments

Facilities – *2003*

In July 2003, the Company entered into a new $150 million syndicated bank credit facility part of which was used to finance the acquisition of PharmaResearch and also to repay the borrowings outstanding under our former bank credit facility. Scheduled principal repayments of $1.9 million were made on each of September 30, 2003 and December 31, 2003. In addition on December 31, 2003, we repaid $13 million of the term loan facility ahead of schedule. At December 31, 2003 the facility totaled $133.2 million comprised of $58.2 million of term loans in U.S. dollars and up to $75 million of loans available in multiple currencies under a revolving credit arrangement.

At December 31, 2003, the borrowings under the facility comprised $58.2 million drawn down as a five year term loan with repayments due quarterly until December 31, 2007. Such borrowings bear interest at rates between LIBOR plus 1.25% and LIBOR plus 2.00% depending on the ratio of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") to borrowings. Based on the financial position of the company at September 30, 2003 the borrowings currently bear interest at LIBOR plus 1.5%. The exposure to interest rate fluctuations on the loans drawn under this facility has been limited by retaining, with minor amendments, the interest rate swaps entered into previously in connection with the previous bank credit facility. The bank credit facility subjects the Company to significant affirmative, negative and financial covenants, is guaranteed by the Company and its significant subsidiaries and is secured by liens on substantially all of the assets and pledges of the shares of the subsidiaries. The covenants include, but are not limited to, a maximum leverage ratio, a minimum net worth amount and a minimum amount for the ratio of consolidated EBITDA to consolidated financial charges. The Company was in compliance with these covenants at December 31, 2003.

Facilities – *2002*

At December 31, 2002, $67.5 million of bank debt had been drawn under a bank credit facility ("the facility"). Such debt was repayable in U.S. dollars and bore interest at the London Inter-Bank Offered Rate ("LIBOR") plus 1.25%. The facility was secured by the Company's principal assets. The borrowings were repaid in part on various dates during 2003 and we made a final repayment of the borrowings under the facility immediately prior to completing the acquisition of PharmaResearch on July 29, 2003.

Fair Value of Financial Instruments and Derivative Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued liabilities approximate fair value because of the short term maturity of these instruments. The carrying amount of the Company's long term debt approximates fair value because of the variability of the interest cost associated with these borrowings.

The Company uses foreign exchange contracts to manage the risk of foreign exchange rate fluctuations. At December 31, 2003 the Company had one forward currency contract outstanding. This was to sell $14 million and buy Can$18.552 million on March 31, 2004. This contract was recorded at fair value of $0.3 million at December 31, 2003 and an unrealized gain of $0.3 million was recorded in selling general and administrative expenses.

The Company also enters into interest swap arrangements related to its bank borrowings to manage its exposure to variability in cash flows associated with floating interest rates. At December 31, 2003 the Company had two outstanding interest rate swap arrangements. The first arrangement is an interest rate swap, which has a notional amount of $50 million and expires on September 30, 2005. Under this agreement the LIBOR rate applicable to $50 million of debt is fixed at 2.9975%. The second arrangement is an interest rate swap, which has a notional amount of $10 million and expires on September 30, 2004. Under this arrangement the LIBOR rate applicable to $10 million of debt is fixed at 2.5225%. The estimated fair value of these two swaps is based on the quoted market prices. At December 31, 2003 and December 31, 2002, the fair value was estimated to be a liability of $1.0 million and $1.1 million, respectively. The unrealized gains or losses recorded as additional interest income or cost in the years ended December 31, 2003 and December 31, 2002 were a gain of $0.1 million and a loss of $1.1 million. In the year ended December 30, 2001, an additional interest cost of $2.0 million was recorded on the mark to market of interest rate swaps in place during that year.

11. Commitments

Operating Leases

The Company leases office space and office equipment under various operating leases. Minimum rental commitments payable in future years under operating leases having initial or remaining non-cancellable terms of one year or more at December 31 are as follows:

	(Dollars in thousands)
2004	$ 7,049
2005	5,849
2006	6,667
2007	6,272
2008	5,615
Thereafter	21,377
Total minimum rentals	52,829
Less minimum rentals due under non-cancellable subleases	(674)
	$ 52,155

Rent expense is comprised of the following:

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Minimum rentals	**$ 7,935**	$ 6,112	$ 5,466
Less sublease rentals	**(437)**	(944)	(670)
	$ 7,498	$ 5,168	$ 4,796

Capital Leases

The Company has capital lease obligations relating to scientific machinery, vehicles and office equipment. The Company's commitments under capital leases are:

	(Dollars in thousands)
2004	$ 161
2005	147
2006	45
2007	–
2008	–
Thereafter	–
	$ 353

Capital Commitments

The Company has commitments in relation to capital expenditure amounting to $3.1 million at December 31, 2003 and had commitments of $12.1 million at December 31, 2002. Payments of the capital commitments at December 31, 2003 are all expected to be made in 2004.

12. Income taxes

Significant components of the Company's deferred tax assets and liabilities are as follows:

(Dollars in thousands)	December 31, 2003	December 31, 2002
Deferred tax assets:		
Defined benefit pension obligations	**$ 7,364**	$ 3,987
Federal and state net operating losses	**13,652**	14,893
Foreign net operating losses	**425**	768
Interest rate swaps	**296**	329
U.K. share option deductions	**555**	–
Other deferred tax assets	**3,583**	1,451
Total deferred tax assets	**25,875**	21,428
Valuation allowance for deferred tax assets	**(15,789)**	(15,830)
Net deferred tax assets	**$ 10,086**	$ 5,598
Deferred tax liabilities:		
Property, plant and equipment	**(31,569)**	(27,241)
Intangible assets	**(532)**	–
Other deferred tax liabilities	**(500)**	(700)
Net deferred tax liabilities	**$ (22,515)**	$ (22,343)

The balance sheet classification of net deferred tax liabilities is as follows:

(Dollars in thousands)	December 31, 2003	December 31, 2002
Net current deferred tax assets	**$ 144**	$ –
Net non-current deferred tax assets	**669**	–
Net current deferred tax liabilities	**(334)**	(204)
Net non-current deferred tax liabilities	**(22,994)**	(22,139)
Net deferred tax liabilities	**$ (22,515)**	$ (22,343)

Income (loss) before income taxes arises as follows:

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Income (loss) before taxes:			
United States	**$ 1,458**	$ (699)	$ (3,152)
Foreign	**41,224**	(21,696)	(93)
	$ 42,682	$ (22,315)	$ (3,245)

The Company's Canadian subsidiary qualifies for Canadian Federal and Quebec Scientific Research and Development deductions and tax credits. Expenditures on certain capital assets are fully deductible or may be carried forward indefinitely until utilized. The tax credits are equal to 30% of certain capital and current expenditures. The Canadian federal tax credits are accounted for using the flow through method, in which the Canadian federal credits are recognized as a reduction of income taxes in the year the credit arises. Quebec provincial tax credits are reported as a component of income from operations in the statement of operations, rather than as a reduction of income tax expense. In the three years ended December 31, 2003, December 31, 2002 and December 30, 2001, $3.5 million, $3.4 million and $1.8 million of Quebec provincial tax credits were offset against direct costs in the statement of operations.

Provision has not been made for United States or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested and the Company has no plans in the foreseeable future to remit these earnings to the United States. It is not practicable to determine the amounts involved.

Significant components of the provision (benefit) for income taxes are as follows:

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Current:			
Domestic	**$ 1,774**	$ –	$ –
Foreign	**3,406**	3,456	1,665
Deferred:			
Domestic	**(868)**	–	–
Foreign	**7,984**	9,745	2,011
Foreign Research and Development tax credits	**(7,736)**	(7,507)	(1,801)
Provision for income taxes	**$ 4,560**	$ 5,694	$ 1,875

The Company's consolidated effective tax rate differed from the U.S. federal statutory rate as set forth below:

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2002
Federal statutory rate - 35%	**$ 14,939**	$ (7,810)	$ (1,135)
Non deductible compensation expense on exercise of share options and other management equity incentives	**–**	15,906	–
Non deductible U.K. stamp duty tax expense	**–**	464	–
U.K. and Canadian Research and Development tax credits	**(7,736)**	(7,507)	(1,801)
Amortization of goodwill	**–**	–	1,156
Difference between foreign income taxed at U.S. Federal Statutory rates and foreign income tax expense	**(1,398)**	3,207	809
Increase in federal valuation allowance	**373**	229	1,103
Increase in valuation allowance of foreign subsidiaries	**729**	357	1,247
U.K. share option deductions	**(2,156)**	–	–
Other	**(191)**	848	496
	$ 4,560	$ 5,694	$ 1,875

A valuation allowance has been established for the amount of United States deferred tax assets primarily related to the Company's potential tax benefit associated with loss carryforwards. At December 31, 2003, the Company had approximately $39 million of federal net operating loss carryforwards, $31 million of which begin to expire in 2018. Foreign tax losses available for offset against future profits of the business in which they arose, amount to approximately $19 million and have no expiry date.

13. Stock Option and Other Equity-Based Compensation Plans

The Company has issued options to employees pursuant to the Inveresk Research Group, Inc. 2002 Stock Option Plan and to non-executive directors pursuant to the Inveresk Research Group, Inc 2002 Non-employee Directors Stock Option Plan. The objectives of these plans include attracting and retaining personnel and promoting the success of the Company by providing employees and non-executive directors with the opportunity to acquire shares.

All options issued before June 27, 2002 were issued by Inveresk Research Group Limited. Those options subsequently were exchanged for stock options issued by Inveresk Research Group, Inc. (the "replacement options") on June 28, 2002 under its 2002 Stock Option Plan. The replacement options were issued with exercise prices, exercise periods and other terms substantially the same as those of the options they replaced.

The replacement options became fully vested (immediately exercisable in full) upon completion of the Company's initial public offering and such options will expire 10 years after the date of grant of the options they replaced. At December 31, 2003 the number of replacement options remaining outstanding was 615,479. The Company has also issued options that vest in equal annual instalments over the three years following the date of grant. At December 31, 2003 the number of shares issuable on exercise of these options outstanding was 1,204,469.

The following table summarizes the options outstanding and exercisable under these plans:

	Shares of Common Stock Issuable Upon Exercise	Exercise Price	Weighted Average Exercise Price
Outstanding at December 31, 2000	213,286	$0.19	$ 0.19
Granted during 2001	948,159	$ 0.03-$0.40	$ 0.22
Forfeited during 2001	(12,913)	$0.19	$ 0.19
Exercised during 2001	–	–	–
Outstanding at December 30, 2001	1,148,532	$ 0.03-$0.40	$ 0.22
Granted during 2002	1,809,941	$ 0.03-$20.14	$ 6.84
Forfeited during 2002	(56,567)	$ 0.19-$13.00	$ 9.88
Exercised during 2002	(535,689)	$0.05-$0.40	$ 0.22
Outstanding at December 31, 2002	2,366,217	$ 0.03-$20.14	$ 5.05
Granted during 2003	421,950	$14.68-$17.75	$ 17.40
Forfeited during 2003	(109,498)	$10.60-$17.75	$ 11.46
Exercised during 2003	(858,721)	$ 0.03-$10.60	$ 2.52
Outstanding at December 31, 2003	1,819,948	$ 0.03-$20.14	$ 8.72

The following table summarizes the exercise prices of the options outstanding at December 31, 2003:

Shares of Common Stock Issuable Upon Exercise	Exercise Price
207,891	$0.03 per share
11,736	$0.05 per share
27,634	$0.19 per share
368,218	$0.40 per share
749,619	$10.60 per share
35,000	$13.00 per share
40,000	$14.68 per share
3,500	$16.35 per share
40,000	$17.17 per share
328,850	$17.75 per share
7,500	$20.14 per share
1,819,948	

The Company accounts for stock-based compensation plans under the provisions of APB 25. For options granted on or after June 27, 2002, the exercise price was equal to the market price of the underlying stock and accordingly no compensation expense is recorded. The exercise of all options granted prior to June 27, 2002 was conditional upon the listing of the Company's shares on a recognized stock exchange. No compensation cost was recognized in respect of these options prior to this condition being met. Once the condition was met, the compensation expense was recorded in full on the date when the condition was satisfied.

In the quarter ended March 31, 2002, the terms of the options held by one individual were amended to enable him to exercise his options prior to the completion of our initial public offering. Compensation expense was recorded in respect of those options in the quarter ended March 31, 2002, reducing income from operations by $4.545 million and net income by $4.490 million.

In the quarter ended June 30, 2002, compensation expense of $19.383 million was recorded in respect of the outstanding share options that vested in accordance with their terms. The Company recorded an additional compensation expense of $29.092 million in connection with its initial public offering, when the percentage equity interest held by certain members of its management team increased in accordance with the terms governing the original issuance of shares of those individuals.

Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method of that statement. The information required is shown in Note 4.

For purposes of this disclosure, the fair values of the fixed option grants were estimated using the Black-Scholes option-pricing model. The assumptions used have not changed between periods and are as follows:

Risk-free interest rate	3.0%
Volatility factor	60%
Weighted average expected life of options in months	21.8

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective valuation assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in subjective assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

14. Employee Benefits

The Company operates both defined contribution plans and a funded defined benefit pension plan, covering certain qualifying employees. Contributions under defined contribution plans are determined as a percentage of gross salary. The expense related to these plans for the year ended December 31, 2003 was $1.9 million, for the year ended December 31, 2002 was $0.9 million and for the 52 weeks ended December 30, 2001 was $1.4 million.

The Company operates a funded defined benefit pension plan. The benefits under the defined benefit plan are based on years of service and salary levels.

Plan assets are primarily comprised of marketable securities. The following provides a reconciliation of benefit obligations, plan assets and the funded status of the defined benefit plan.

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Change in benefit obligations:			
Benefit obligation at beginning of the year	**$ 63,382**	$ 49,836	$ 48,801
Service cost	**3,226**	2,921	2,731
Interest cost	**3,587**	3,058	2,796
Plan participants contributions	**1,165**	1,055	899
Actuarial losses (gains)	**11,790**	2,321	(1,979)
Benefits paid	**(1,088)**	(1,422)	(2,201)
Foreign currency exchange rate changes	**8,818**	5,613	(1,211)
Benefit obligation at end of the year	**$ 90,880**	$ 63,382	$ 49,836
Change in plan assets:			
Fair value of plan assets at beginning of the year	**$ 39,066**	$ 40,414	$ 46,490
Actual return on plan assets	**7,172**	(8,011)	(6,183)
Company contributions	**3,376**	3,254	2,638
Plan participants contributions	**1,165**	1,055	899
Benefits paid	**(1,088)**	(1,422)	(2,201)
Foreign currency exchange rate changes	**5,353**	3,776	(1,229)
Plan assets at end of the year	**$ 55,044**	$ 39,066	$ 40,414

The following table sets forth the funded status of the defined benefit pension plan:

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Funded status	**$ (35,836)**	$ (24,316)	$ (9,422)
Unrecognized net actuarial loss (gain)	**30,504**	20,626	6,275
Net amount recognized	**(5,332)**	(3,690)	(3,147)
Accrued (liability)	**(19,244)**	(9,569)	(1,574)
Accrued cost	**$ (24,576)**	$ (13,259)	$ (4,721)

As of December 31, 2003 and 2002 and December 30, 2001, the accumulated benefit obligations of $79.6 million, $52.3 million and $45.1 million exceeded the plan assets by $24.6 million, $13.3 million and $4.7 million respectively. The weighted average assumptions used to determine the projected benefit obligation are:

	December 31, 2003	December 31, 2002	December 30, 2001
Discount rate	**5.5%**	5.6%	6.0%
Expected return on plan assets	**7.5%**	7.5%	6.0%
Rate of compensation increase	**4.0%**	3.5%	4.0%
Rate of increase in pensions in payment	**2.5%**	2.0%	2.0%
Price inflation	**2.5%**	2.0%	2.0%

The weighted average assumptions used to determine the net periodic pension cost are:

	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Discount rate	**5.6%**	6.0%	6.0%
Expected return on plan assets	**7.5%**	6.0%	6.0%
Rate of compensation increase	**3.5%**	4.0%	4.0%
Rate of increase in pensions in payment	**2.0%**	2.0%	2.5%
Price inflation	**2.0%**	2.0%	2.5%

Net periodic pension costs for the defined benefit pension plan include the following components:

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Service cost	**$ 3,226**	$ 2,921	$ 2,731
Interest cost	**3,587**	3,058	2,796
Return on plan assets (expected)	**(3,121)**	(2,589)	(2,759)
Amortization of actuarial loss	**809**	74	–
Net periodic pension cost	**$ 4,501**	$ 3,464	$ 2,768

The major asset categories of the defined benefit plan are as follows:

	December 31, 2003	December 31, 2002
Equity securities	**82%**	78%
Fixed interest securities	**18%**	22%
Total	**100%**	100%

The trustees of the defined benefit plan follow a defined investment policy that is set out in the plan's statement of investment principles prepared in accordance with the requirements of the United Kingdom Pensions Act 1995. The investment policy is guided by an overall objective of achieving over the long term, a return on investments which is consistent with the long term assumptions made by the plan's actuary in determining the funding of the plan. Over the shorter term the objective is to achieve favorable returns against the investment manager's respective benchmarks. The target asset allocation is 80% equities and 20% fixed interest securities.

The expected rate of return on assets is based on a weighted average expected rate of return on equities of 8.0% and of 5.25% on fixed interest securities. These rates are established with reference to market rates of return and are reviewed annually.

As of December 31, 2003, the expected future benefits to be paid for each of the next five years and in the aggregate for the succeeding five years thereafter translated from pounds sterling at the December 31, 2003 exchange rate are as follows:

	(Dollars in thousands)
2004	$ 1,031
2005	1,086
2006	1,145
2007	1,374
2008	1,649
Thereafter	14,729
	$ 21,014

As of December 31, 2003, the best estimate of contributions expected to be paid to fund the plan for the next year is ú2.0 million (equivalent to $3.6 million). This is based on the funding rate of 14% of pensionable payroll recommended by the plan's actuary.

The measurement date used to determine the majority of the plan assets and benefit obligations was December 31, 2003.

15. Segment Reporting

The Company is a full-service drug development services group serving the pharmaceutical, biotechnology and medical device industries. Its drug development services comprise two operating segments – pre-clinical and clinical. Pre-clinical services include pre-clinical safety and pharmacology evaluation as well as laboratory sciences services. Pre-clinical services are performed in Edinburgh, Scotland and Montreal, Canada. Clinical services consist of designing, monitoring, and managing trials of new pharmaceutical and biotechnology products on humans, and providing clinical data management, biostatistical, product registration, and pharmacovigilance services. Clinical service activities and revenues are performed and earned primarily in the United States and Europe. The Company's European clinical operations are performed in Maidenhead, England and Edinburgh, Scotland with its primary satellite offices in Brussels, Belgium and Glasgow, Scotland.

The operating results of the Company in the individual European countries apart from the United Kingdom are not material. Financial data by segment are as follows:

	Year ended December 31, 2003			Year ended December 31, 2002			52 weeks ended December 30, 2001		
(Dollars in thousands)	Pre-clinical	Clinical	Total	Pre-clinical	Clinical	Total	Pre-clinical	Clinical	Total
Net service revenues from external customers	**$ 163,138**	**$ 109,344**	**$ 272,482**	$ 142,174	$ 80,288	$ 222,462	$ 95,172	$ 61,124	$ 156,296
Depreciation and amortization	**9,724**	**3,156**	**12,880**	7,939	2,376	10,315	10,355	5,583	15,938
Segment income	**43,635**	**12,481**	**56,116**	43,504	9,044	52,548	17,958	899	18,857
Segment assets	**375,384**	**266,117**	**641,501**	290,557	176,746	467,303	239,260	159,252	398,612
Intangible assets	**65,064**	**121,378**	**186,442**	56,063	78,980	135,043	59,678	74,839	134,517
Long-lived assets	**195,275**	**137,143**	**332,418**	155,485	88,128	243,613	137,634	84,805	222,439
Expenditures for long-lived asset	**26,044**	**4,311**	**30,355**	24,545	952	25,497	10,640	505	11,143

The following table summarizes net service revenues and long-lived assets by geographic area based on the location of the business providing the service.

(Dollars in thousands)	USA	Canada	Europe	Total
Year ended December 31, 2003				
Net service revenue from external customers	$ 52,328	$ 93,670	$ 126,484	$ 272,482
Long-lived assets at December 31, 2003	77,510	97,251	157,657	332,418
Year ended December 31, 2002				
Net service revenues from external customers	$ 34,551	$ 84,567	$ 103,344	$ 222,462
Long-lived assets at December 31, 2002	36,185	75,052	132,376	243,613
52 weeks ended December 30, 2001				
Net service revenues from external customers	$ 23,367	$ 48,150	$ 84,779	$ 156,296
Long-lived assets at December 30, 2001	36,956	65,053	120,430	222,439

The Company's operations in Europe comprise operations in a number of countries that are co-ordinated from the United Kingdom. No European country is significant in terms of revenues generated or assets held apart from the United Kingdom.

The following table reconciles the above totals for net service revenues, segment income (loss), segment assets and long-lived assets to the appropriate figures in the financial statements.

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Segment income per above segment analysis	**$ 56,116**	$ 52,548	$ 18,857
Corporate overhead, including compensation charges, stamp duty share offering expenses and restructuring and integration costs	**(9,970)**	(61,520)	(4,408)
Income (loss) from operations per financial statements	**$ 46,146**	$ (8,972)	$ 14,449
Expenditures for long-lived assets per above segment analysis	**$ 30,355**	$ 25,497	$ 11,143
Expenditures for long-lived assets not allocated to segments	**59**	–	–
Expenditures for long-lived assets per financial statements	**$ 30,414**	$ 25,497	$ 11,143

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002
Segment assets per above segment analysis	**$ 641,501**	$ 467,303
Long lived assets not allocated to segments	**57**	–
Deferred debt issue costs not allocated to segments	**1,593**	527
Elimination of inter segment balances	**(194,072)**	(135,363)
Assets per financial statements	**$ 449,079**	$ 332,467
Long-lived assets per above segment analysis	**$ 332,418**	$ 243,613
Long-lived assets not allocated to segments	**57**	–
Deferred debt issue costs not allocated to segments	**1,593**	527
	$ 334,068	$ 244,140

No client accounted for more than 10% of the Company's consolidated net revenue for any of the periods covered by these financial statements.

16. Contingencies

From time to time the Company is subject to claims, suits and administrative proceedings arising in the ordinary course of business. The company does not expect that any of the claims, suits or proceedings of which we have been notified will have a material adverse effect upon its liquidity, results of operations or financial condition.

17. Related Party Transactions

Prior to its initial public offering in 2002, the Company entered into various transactions with its principal shareholder, Candover Investments PLC. The Company's unsecured subordinated loan stock that was repaid at the time of its initial public offering, was held by Candover Investments PLC and certain other Candover Investors. The Company paid costs associated with the issue of the loan stock to Candover Investments PLC amounting to $0.7 million in 2001. The Company paid charges to Candover Investments PLC for the services of Mr. I. Gray as a director of Inveresk Research Group Limited amounting to less than $0.1 million in each of 2002 and 2001.

Certain of the directors of Inveresk Research Group, Inc. own common stock of the Company and also hold stock options.

18. Other Comprehensive Income (Loss)

The balance of other comprehensive income (loss) comprised:

(Dollars in thousands)	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
December 31, 2003:			
Foreign currency translation	**$ 29,881**	**$ –**	**$ 29,881**
Minimum pension liability adjustment	**(18,010)**	**5,414**	**(12,596)**
Tax benefit of share option exercises	**–**	**219**	**219**
	$ 11,871	**$ 5,633**	**$ 17,504**
December 31, 2002:			
Foreign currency translation	$ 926	$ –	$ 926
Cumulative-effect adjustment for SFAS 133	(193)	58	(135)
Minimum pension liability adjustment	(9,407)	2,834	(6,573)
	$ (8,674)	$ 2,892	$ (5,782)

19. Allowance for Doubtful Accounts and Reserve for Losses on Contracts

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Doubtful accounts allowance:			
Balance, beginning of period	**$ 1,021**	$ 760	$ 312
Acquisition of subsidiaries	**–**	–	724
Utilized	**(88)**	(29)	(163)
Net charge (credit) to income	**413**	269	(24)
Translation	**179**	21	(89)
Balance, end of period	**$ 1,525**	$ 1,021	$ 760

(Dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Reserve for losses on contracts:			
Balance, beginning of period	**$ 3,581**	$ 3,484	$ 1,259
Acquisition of subsidiaries	**375**	–	2,395
Utilized	**(2,112)**	(1,256)	(890)
Net charge to income	**2,682**	1,119	743
Translation	**361**	234	(23)
Balance, end of period	**$ 4,887**	$ 3,581	$ 3,484

At December 31, 2003 and December 31, 2002, $0.9 million and $1.1 million respectively of the reserve for losses on contracts was offset against unbilled receivables and $4.0 million and $2.5 million respectively was included within accrued expenses in the consolidated balance sheets.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

2003

(Dollars in thousands except share and per share data)	First	Second	Third	Fourth
Net service revenue	$ 57,684	$ 67,035	$ 70,571	$ 77,192
Income from operations	8,571	12,941	11,864	12,770
Income before income taxes	7,672	12,025	10,791	12,194
Net income (loss)	$ 7,377	$ 10,159	$ 9,564	$ 11,022
Earnings (loss) per share:				
Basic	$ 0.20	$ 0.28	$ 0.26	$ 0.30
Diluted	$ 0.20	$ 0.27	$ 0.25	$ 0.29
Weighted average number of common shares outstanding:				
Basic	36,081,610	36,352,511	36,505,169	37,159,079
Diluted	37,366,463	37,624,192	37,720,565	38,336,966

2002

(Dollars in thousands except share and per share data)	First	Second	Third	Fourth
Net service revenue	$ 53,163	$ 55,549	$ 55,923	$ 57,827
Income (loss) from operations	5,232	(37,877)	11,695	11,978
Income (loss) before income taxes	1,216	(42,878)	8,758	10,589
Net income (loss)	$ (414)	$ (44,337)	$ 7,339	$ 9,403
Earnings (loss) per share:				
Basic	$ (0.02)	$ (1.87)	$ (0.21)	$ 0.26
Diluted	$ (0.02)	$ (1.87)	$ (0.20)	$ 0.25
Weighted average number of common shares outstanding:				
Basic	23,485,654	23,770,595	35,570,449	35,984,350
Diluted	23,485,654	23,770,595	37,385,219	37,796,452

RECONCILIATION OF REPORTED TO PRO FORMA RESULTS

Reconciliation of reported income (loss) from operations to pro forma income from operations

	Year ended December 31, 2003	Year ended December 31, 2002	52 weeks ended December 30, 2001
Income (loss) from operations – reported	**$ 46,146**	$ (8,972)	$ 14,449
Pro forma adjustments (Note):			
Compensation expense in respect of amendment and exercise of stock options	–	4,545	–
Compensation expense in respect of stock options and management equity incentive	–	48,475	–
Stamp duty taxes arising on change of ultimate parent company	–	1,545	–
Share offering expenses	**658**	–	–
Restructuring and integration costs arising from business acquisitions	**1,088**	–	–
Amortization of goodwill	–	–	7,910
Pro forma income from operations	**$ 47,892**	$ 45,593	$ 22,359

Reconciliation of reported net income (loss) to pro forma net income

	Year ended December 31, 2003	Year ended December 31, 2002
Net income (loss) – reported	**$ 38,122**	$ (28,009)
Pro forma adjustments, after tax (Note):		
Compensation expense in respect of amendment and exercise of stock options	–	4,545
Compensation expense in respect of stock options and management equity incentive	–	48,475
Stamp duty taxes arising on change of ultimate parent company	–	1,545
Interest saving on IPO proceeds	–	7,229
Share offering expenses	**658**	–
Restructuring and integration costs arising from business acquisitions	**1,088**	–
Write off of deferred debt issue and other costs related to our former bank facilities	**671**	2,031
Income taxes on write off of deferred debt issue and other costs related to our former bank facilities	**(201)**	(450)
Income tax on interest saving on IPO proceeds	–	(2,169)
Pro forma net income	**$ 40,338**	$ 33,197
Earnings per share:		
Basic	**$ 1.10**	$ 0.93
Diluted	**$ 1.07**	$ 0.88
Number of shares and common stock equivalents used in computing earnings per share:		
Basic	**36,527,491**	35,768,744
Diluted	**37,705,378**	37,580,845

Note: Inveresk Research Group, Inc. believes this non-GAAP pro forma financial data more clearly reflects its underlying financial and operational performance and provides a more appropriate basis for comparison (i) to historical and future performance, and (ii) to the reported results of comparable businesses. Our method of calculating these measures may differ from those used by other companies and therefore comparability may be limited.

For the year ended December 31, 2003, the pro forma measures exclude the effect of (i) expenses relating to our withdrawn share offering in March 2003, (ii) expenses relating to the restructuring and integration of the PharmaResearch acquisition, and (iii) expenses (net of taxes) related to the write off of deferred debt issue costs related to the repayment and cancellation of bank facilities during the quarter ended September 30, 2003. For the year ended December 31, 2002, the pro forma measures:

(i) exclude the effect of compensation expense in respect of the amendment and exercise of stock options;

(ii) exclude compensation expense in respect of stock options and management equity incentives recognized in connection with our initial public offering ("IPO");

(iii) exclude stamp duty taxes arising on the change of our ultimate parent company in connection with our IPO;

(iv) adjust interest expense to remove the interest cost (net of taxes) arising on our 10% unsecured subordinated loan stock due 2008 and on our pre-IPO bank debt (both of which were fully repaid following our IPO in June 2002). It replaces these costs with interest on the $70 million drawn down after our IPO on the bank credit facilities put in place at the time, calculated at 5.0% per annum (net of taxes); and

(v) exclude expenses (net of taxes) relating to the write off of deferred debt issue costs related to the repayment and cancellation of our pre-IPO bank credit facilities during the period.

As a consequence of the adoption of FAS 142 with effect from January 1, 2002, the amortization expense shown for 2002 and 2003 is not on a consistent basis of accounting with earlier periods. So as to present the results on a basis consistent with the 2003 and 2002 financial data, 2001 pro forma financial data excludes charges in respect of the amortization of goodwill and intangibles.

INVERESK RESEARCH GROUP, INC.
11000 Weston Parkway
Cary, North Carolina 27513

SEC MAIL PROCESSING
RECEIVED
APR 08 2004
WASH, D.C. 203 SECTION

March 31, 2004

Dear Stockholder:

I am pleased to invite you to attend the 2004 Annual Meeting of Stockholders of Inveresk Research Group, Inc., to be held at 9:00 a.m., eastern daylight time, on Tuesday, May 4, 2004, at the Embassy Suites Hotel, 201 Harrison Oaks Boulevard, Cary, North Carolina 27513. We hope that you will participate in the Annual Meeting either by attending and voting in person or by completing and returning the enclosed proxy as promptly as possible. Your vote is important.

The accompanying Notice of Annual Meeting and Proxy Statement provide information about the matters to be acted upon by our Company's stockholders. The Proxy Statement also contains information about the role and responsibilities of the Board of Directors and its Committees and provides important information about each nominee for election as a Director and other matters.

Sincerely,

Walter S. Nimmo
President and Chief Executive Officer

INVERESK RESEARCH GROUP, INC.
11000 Weston Parkway
Cary, North Carolina 27513

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 4, 2004

To the Stockholders of Inveresk Research Group, Inc.:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Inveresk Research Group, Inc., a Delaware corporation, will be held at the Embassy Suites Hotel, 201 Harrison Oaks Boulevard, Cary, North Carolina 27513 on Tuesday, May 4, 2004, at 9:00 a.m., eastern daylight time, for the following purposes:

1. to elect one Class II Director to hold office for a term of three years or until his successor is elected and qualified;

2. to consider and vote upon a proposal to amend the Inveresk Research Group, Inc. 2002 Stock Option Plan;

3. to ratify the appointment of Deloitte & Touche LLP as our independent public accountants for the year ending December 31, 2004; and

4. to transact such other business as may properly come before the meeting or any postponement or adjournment of the meeting.

These matters are more fully described in the proxy statement accompanying this notice.

The Board of Directors has fixed the close of business on March 26, 2004 as the record date for the annual meeting. Only holders of record of our common stock on that date will be entitled to notice of and to vote at the annual meeting or any postponement or adjournment of the meeting.

It is important that your shares be represented at the annual meeting. Whether or not you expect to attend in person, please vote, sign and date the enclosed proxy card and return it in the enclosed postage-prepaid envelope. Stockholders who attend the annual meeting may revoke their proxies and vote in person if they desire.

By Order of the Board of Directors,

Martha Boyd
Secretary

March 31, 2004
Cary, North Carolina

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INVERESK RESEARCH GROUP, INC.
11000 Weston Parkway
Cary, North Carolina 27513

PROXY STATEMENT

Annual Meeting of Stockholders
To Be Held On May 4, 2004

This proxy statement and the accompanying proxy card are first being mailed to holders of our common stock on or about March 31, 2004, in connection with the solicitation by our Board of Directors of proxies to be voted at our 2004 annual meeting of stockholders, including any postponement or adjournment of the meeting. The annual meeting is to be held on Tuesday, May 4, 2004 at 9:00 a.m., eastern daylight time, at the Embassy Suites Hotel, 201 Harrison Oaks Boulevard, Cary, North Carolina 27513. In this proxy statement, unless the context otherwise requires, the terms "we," "our," "Inveresk Research Group" and the "Company" each refer to Inveresk Research Group, Inc. and its consolidated subsidiaries.

This proxy statement is being mailed with a copy of our Annual Report to Stockholders for the year ended December 31, 2003.

Your vote is important and our Board of Directors urges you to exercise your right to vote. Whether or not you plan to attend the annual meeting, you can assure that your shares are voted by properly completing, signing, dating and returning the enclosed proxy card.

About the Meeting

What is the purpose of the meeting?

The principal purposes of the meeting are:

- to elect one Class II Director to hold office for a term of three years or until his successor is elected and qualified;
- to consider and vote upon a proposal to amend the Inveresk Research Group, Inc. 2002 Stock Option Plan;
- to ratify the appointment of Deloitte & Touche LLP as our independent public accountants for the year ending December 31, 2004; and
- to transact such other business as may properly come before the meeting or any postponement or adjournment of the meeting.

The Board of Directors is not aware of any other matters to be presented for action at the meeting.

Who is entitled to vote at the meeting?

Only holders of record of our common stock at the close of business on March 26, 2004 are entitled to receive notice of and to vote at the annual meeting or at any postponement or adjournment of the meeting. There were 37,976,365 shares of our common stock outstanding on the record date.

If you are a holder of record and plan to attend the annual meeting, please bring photo identification to confirm your identity. If you are a beneficial owner of common stock held by a bank or broker, i.e., in "street name," you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership.

What constitutes a quorum?

The presence, either in person or by proxy, of the holders of a majority of the shares of our common stock that were outstanding on the record date constitutes a quorum. A quorum is required to hold the annual meeting. If you submit a properly executed proxy card, your shares will be counted toward the quorum even if you withhold authority to vote or you indicate on the proxy card that you wish to abstain.

What are the voting rights of stockholders?

Each stockholder is entitled to one vote for each share of common stock registered in the stockholder's name on the record date.

What vote is needed to approve each proposal?

- For Proposal 1, relating to the election of directors, directors will be elected by a plurality of the shares of our common stock present in person or represented by proxy and voted at the annual meeting. This means that the nominees receiving the highest number of votes will be elected.
- For Proposal 2, relating to approval of amendments to the Inveresk Research Group, Inc. 2002 Stock Option Plan, and Proposal 3, relating to the ratification of the appointment of Deloitte & Touche LLP as our independent public accountants, the affirmative vote of the holders of a majority of the shares of common stock represented in person or by proxy at the annual meeting will be required.

How is my vote counted?

If you properly execute and date a proxy card in the form delivered to you with this proxy statement, and if we receive it before voting begins at the annual meeting, the shares described in the proxy card will be voted in the manner specified on the proxy card. If you do not specify on the proxy card how you wish your shares to be voted, the shares described in the proxy card will be voted FOR the election of the director nominee recommended by our Board of Directors, FOR the approval of the proposed amendments to the Inveresk Research Group, Inc. 2002 Stock Option Plan and FOR the ratification of the appointment of Deloitte & Touche LLP as our independent public accountants for the year ending December 31, 2004.

Votes cast by proxy or in person at the annual meeting will be tabulated by the inspectors of election appointed for the meeting, who will determine whether or not a quorum is present. If you abstain from voting on any matter, your shares will be counted for quorum purposes but will be treated as unvoted for purposes of determining whether the stockholders have approved that matter.

A broker, bank or other nominee that is the record holder of shares held in "street name" may indicate on a proxy submitted in respect of those shares that it has authority to vote shares covered by the proxy on one or more but not all matters. When that happens, those shares will be counted for quorum purposes but in respect of any matter for which the nominee does not have authority to vote, those shares will be treated as not voted and as not being present and entitled to vote with respect to that matter.

What if other matters come up at the annual meeting?

The matters described in this proxy statement are the only matters we know of that will be voted on at the annual meeting. If other matters are properly presented at the meeting, the proxy holders named in the proxy card will vote your shares in their discretion.

What do I do if any of my shares are held in "street name"?

If your shares of common stock are held in the name of your broker, a bank or another nominee, you are not eligible to submit a proxy over those shares yourself. In most cases, however, you are entitled to direct how your shares should be voted. You should contact your broker, bank or other nominee to find out how to do this.

Can I change my vote after I submit my proxy card?

If you cast a vote by proxy, you may revoke it at any time before the meeting by giving us written notice expressly revoking the proxy, or by signing and forwarding to us a later-dated proxy card, or by attending the annual meeting and personally voting the shares of common stock that you own of record. Your presence at the annual meeting will not revoke a proxy, but if you attend the meeting and cast a ballot, by doing so you will revoke any prior proxy as to the matter on which the ballot is cast. Any written notice of revocation or subsequent proxy should be sent to Inveresk Research Group, Inc. at our principal executive offices, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Martha Boyd, and must be received by us before voting begins at the annual meeting.

Who pays the costs of soliciting proxies?

We will pay the cost of soliciting proxies from our stockholders. In addition to solicitation by mail, certain of our directors, officers and regular employees may solicit the return of proxies by telephone, facsimile, personal interview or otherwise without being paid additional compensation. We will also reimburse brokerage firms and other persons representing the beneficial owners of our shares for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners.

PROPOSAL 1:
ELECTION OF DIRECTOR

Our certificate of incorporation provides that our Board of Directors is divided into three classes, each as nearly equal in number as possible. Each year the stockholders elect the members of one of the three classes to a three-year term of office. Our Board of Directors currently consists of six members: two members in Class I whose terms will expire at the 2006 annual meeting, two members in Class II whose terms will expire at the 2004 annual meeting and two members in Class III whose terms will expire at the 2005 annual meeting.

Dr. Sword's term as a director is due to expire at the 2004 annual meeting. Dr. Sword, who is the Chairman of the Board of Directors, has taken the decision to retire from the Board of Directors and not stand for re-election. We would like to take this opportunity to thank Dr. Sword for his guidance and valuable input since his appointment as Chairman of the Board of Directors and wish him every success in the future. Dr. Walter S. Nimmo, who is our Chief Executive Officer and President, will also serve as Chairman of the Board of Directors following the annual meeting. Dr. Henderson, who is one of our independent directors, will serve as lead director following the annual meeting. With Dr. Sword's retirement, the size of the Board of Directors will be reduced to five and Class II will have one member.

The following table provides information regarding the nominee for Class II director to be elected at the 2004 annual meeting.

Name	Age	Director Since	Position with Inveresk Research Group
Dr. John T. Henderson	59	2002	Director

Dr. John T. Henderson has served as one of our directors since March 2002. Dr. Henderson has been appointed with effect from May 1, 2004 as a director of Myriad Genetics, Inc., a biopharmaceutical company. Since January 1, 2001, Dr. Henderson has served as a consultant to the pharmaceutical industry through Futurepharm LLC, a company founded and owned by him. Dr. Henderson held various positions at Pfizer Inc. from December 1974 until December 2000. At Pfizer, he gained broad experience in drug development as Vice President of European Clinical Research and Regulatory Affairs and subsequently as Senior Vice President for Development in Japan. In 1993, he transferred to New York where he held various appointments in medical affairs at European, International and Global levels, before retiring at the end of 2000. Dr. Henderson earned his primary medical degree in 1968 and a Bachelor's degree in 1965, each from the University of Edinburgh.

Vote Required; Voting Recommendation

Directors are elected by a plurality of the shares of our common stock present in person or represented by proxy and voted at the annual meeting. This means that the nominee or nominees receiving the highest number of votes will be elected.

The Board of Directors recommends that the stockholders vote FOR the named nominee to be elected as director.

BOARD OF DIRECTORS — GENERAL INFORMATION

Directors Continuing in Office

The following information relates to the other persons whose terms as directors will continue after the 2004 Annual Meeting.

Class I Directors — Term Expires at the Annual Meeting in 2006

Name	Age	Director Since	Position with Inveresk Research Group
Dr. John Urquhart	69	2002	Vice Chairman of the Board of Directors
Vanessa C.L. Chang	51	2002	Director

Dr. John Urquhart has served as the Vice Chairman of our Board of Directors since March 2002 and has served as a director of Inveresk Research Group Limited (our subsidiary and former holding company) since January 2000. Since September 1995, Dr. Urquhart has been the Chief Scientist of AARDEX Ltd., acting as the chief technical officer of the pharmaceutical packaging company, and the Chief Executive Officer of APREX, also a pharmaceutical packaging company and a subsidiary of AARDEX. Since 2001, Dr. Urquhart has been a member of the board of directors of the Cayman subsidiary of HBM Bioventures, a Swiss-based venture capital firm. Since July, 2003, Dr. Urquhart has been a member of the board of directors of BioMarin Pharmaceutical, Inc. (BMRN), a pharmaceutical company. Dr. Urquhart has been Extraordinary Professor of Pharmacoepidemiology at Maastrict University in the Netherlands since 1991, concentrating on graduate education and research, and an Adjunct Professor of Biopharmaceutical Sciences at University of California San Francisco Medical Center since 1986. In addition, Dr. Urquhart occasionally serves as a paid consultant to the pharmaceutical industry. Dr. Urquhart received his M.D. from Harvard Medical School in 1959 and his Bachelor's degree from Rice University in 1955.

Ms. Vanessa C. L. Chang has served as one of our directors since December 2002. Since January 1999, Ms. Chang has been a principal of El & El Investments, a privately held real estate investment and corporate finance consulting business. From January 2000 through June 2003, Ms. Chang served as Chief Executive Officer of ResolveItNow.Com, an online dispute resolution service to property and casualty insurers and attorneys. Ms. Chang is a member of the board of directors and chairperson of the audit committee of New Perspective Fund, Inc., a global mutual fund. New Perspective Fund is a member of the American Funds family and is advised by Capital Research and Management Company. She is also a member of the Board of Trustees of Claremont Graduate University. Ms. Chang worked at KPMG Peat Marwick from 1976 to 1997 and was a Corporate Finance Partner in the Los Angeles office from 1986 to 1997 and in charge of Corporate Finance, West Coast from 1986 to 1992. Ms. Chang received a B.A. from the University of British Columbia in 1974 and is a Certified Public Accountant.

Class III Directors — Term Expires at the Annual Meeting in 2005

Name	Age	Director Since	Position with Inveresk Research Group
Dr. Walter S. Nimmo	56	2002	Chief Executive Officer, President and Director
S. Louise McCrary	45	2002	Director

Dr. Walter S. Nimmo is our Chief Executive Officer and President and also has been appointed to serve as the Chairman of the Board of Directors following the annual meeting. He has served on our Board of Directors since March 2002 and has served as Chief Executive and as a director of Inveresk Research Group since September 1999. From 1993 until September 1999, Dr. Nimmo was Chief Executive Officer at Inveresk

Clinical Research. In 1988, Dr. Nimmo established Inveresk Clinical Research, which was purchased by SGS Société Générale de Surveillance SA in 1993. Dr. Nimmo holds a BSc in medical sciences and qualified as a medical doctor in 1971. He became a Member of the Royal College of Physicians in 1975 and a Fellow in 1980. He also became a Fellow of the Royal College of Anaesthetists in 1977. He has lectured at Harvard, Duke and other prominent universities.

Ms. S. Louise McCrary has served as one of our directors since March 2002 and has worked at WellPoint Health Networks Inc., a Fortune 200 managed care company, since December 1996. She has served as Senior Vice President of Special Products since August 2003, Senior Vice President and Chief of Staff and Corporate Planning, Office of the Chairman since February 2000 and prior to that, she served as Senior Vice President, Chief Accounting Officer and Controller of Wellpoint and Chief Financial Officer of all WellPoint subsidiaries, including Blue Cross of California. From July 1985 until November 1996, Ms. McCrary worked at Coopers & Lybrand and was a Partner at Coopers & Lybrand from 1993 until 1996. Ms. McCrary earned a B.A. in accounting from Golden Gate University in 1984.

Information Regarding the Board of Directors and its Committees

While our executive officers are responsible for our daily operations, our Board of Directors is responsible for establishing broad corporate policies and for overseeing the overall performance of our company and management. In 2003, our Board of Directors held four meetings and also participated in eight management briefings. Each incumbent member of our Board of Directors during the time he or she served as a director attended at least 75% of the meetings during 2003 of the Board of Directors and board committees of which he or she was a member. Our Board of Directors has a policy of encouraging all directors to attend our annual stockholders' meetings. Each of our directors attended our last annual meeting of stockholders, held on April 29, 2003.

Our Board of Directors has established a standing Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee and may from time to time establish other committees.

The Board of Directors provides a process for stockholders to send communications to our Board of Directors using our website. If you are a stockholder and would like to contact the Board of Directors, you may do so by accessing our website, www.inveresk.com, and following the directions provided on the Corporate Governance page contained within our Investor Relations section.

Audit Committee

The Audit Committee of our Board of Directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our internal and independent auditors, including the results and scope of their audit. The Audit Committee operates under a written charter that was amended by our Board of Directors as of February 19, 2004. A copy of the amended charter may be found on our website at *www.inveresk.com* and at **Appendix A** to this proxy statement. The Audit Committee held six meetings in 2003. The Audit Committee currently consists of Ms. McCrary (Chairperson), Ms. Chang, Dr. Henderson, Dr. Sword and Dr. Urquhart. Dr. Urquhart was appointed to the Audit Committee in January 2004. Since Dr. Sword is not standing for re-election as a director, he will cease to be a member of the Audit Committee following the annual meeting. The Board of Directors has determined that each member of the Audit Committee qualifies as an independent director pursuant to The Nasdaq Stock Market's listing standards. The Board of Directors has concluded that Ms. McCrary qualifies as an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

Compensation Committee

The Compensation Committee of our Board of Directors reviews and recommends to our Board of Directors the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to the compensation and benefits of our employees. The

Compensation Committee operates under a written charter that was amended by our Board of Directors as of February 19, 2004. A copy of the amended charter may be found on our website at *www.inveresk.com*. The Compensation Committee held two meetings in 2003. The Compensation Committee currently consists of Dr. Sword (Chairperson), Ms. McCrary and Dr. Urquhart. The Board of Directors has appointed Ms. Chang to replace Dr. Sword on the Compensation Committee following his retirement at the annual meeting.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee of our Board of Directors identifies individuals qualified to become members of our Board of Directors, selects, or recommends that our Board of Directors select, the director nominees for each annual meeting of our stockholders and develops our corporate governance principles. The Committee has elected not to set minimum qualifications or specific qualities or skills that must be met by a recommended nominee for a position on our Board of Directors. Instead, the Committee considers such factors as it deems appropriate, including judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of our other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The Committee has not established a formal process for identifying candidates for nomination as directors.

The Corporate Governance and Nominating Committee is prepared to consider any nominations for election to our Board of Directors that may be made by any of our stockholders. Any such nomination should be made in writing and mailed or otherwise delivered to our corporate Secretary, marked for the attention of the Corporate Governance and Nominating Committee. The Committee's policy is to evaluate any director nomination received from a stockholder in the same manner in which it evaluates nominations from other sources.

The Corporate Governance and Nominating Committee operates under a written charter that was amended by our Board of Directors as of February 19, 2004. A copy of the amended charter may be found on our website at *www.inveresk.com*. The Corporate Governance and Nominating Committee held no formal meetings in 2003, although the Committee met informally several times during the year. The Corporate Governance aspects of the Committee were dealt with as appropriate at the meetings of the full Board of Directors and the Audit Committee. The Corporate Governance and Nominating Committee currently consists of Dr. Urquhart (Chairperson), Dr. Henderson, Ms. McCrary and Dr. Sword. The Board of Directors has appointed Ms. Chang to replace Dr. Sword on the Committee following his retirement at the annual meeting. The Board of Directors has determined that Ms. Chang and each current member of the Committee qualifies as an independent director pursuant to The Nasdaq Stock Market's listing standards.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Dr. Urquhart, Dr. Sword and Ms. McCrary. No member of the Compensation Committee has ever been an officer or employee of Inveresk Research Group and no executive officers of Inveresk Research Group have served on the board of directors or on the compensation committee of any other entity, any of whose officers serves either on our Board of Directors or on our Compensation Committee.

Code of Ethics

We maintain a code of ethics governing the conduct of our business and behavior by all personnel including our Chief Executive Officer, Chief Financial Officer and Controller. A copy of this code may be obtained by sending a written request to 11000 Weston Parkway, Cary, North Carolina, 27513, Attention: Martha Boyd.

EXECUTIVE OFFICERS

Information about Walter S. Nimmo, one of our officers, is contained above under the heading "Board of Directors — General Information." Information with regard to some of our other key officers is set forth below. All of our officers serve at the pleasure of the Board of Directors and are customarily appointed as officer at the Annual Meeting of the Board of Directors held following each Annual Meeting of Shareholders.

Name	Age	Officer Since	Position with Inveresk Research Group
D. J. Paul E. Cowan	43	2002	Chief Financial Officer and Treasurer
Michael F. Ankcorn	61	1996	Group Executive Vice President
Dr. Brian Bathgate	44	2001	Group Executive Vice President
Alastair S. McEwan	48	2001	Group Executive Vice President
Nicholas J. Thornton	42	2001	Group Executive Vice President

Mr. D. J. Paul E. Cowan is our Chief Financial Officer and Treasurer and has served as Chief Financial Officer of Inveresk Research Group since January 2002. Prior to joining Inveresk Research, Mr. Cowan worked as an investment banker at Bear Stearns International Limited from May 2000 until January 2002, specializing in the European health care and biotechnology industries. From September 1997 until December 1999, Mr. Cowan was Chief Financial Officer of Cerebrus plc, a privately owned biotechnology company. Mr. Cowan worked as an investment banker at Société Générale from April 1997 until August 1997 and at Deutsche Bank from November 1988 until April 1997, in each case specializing in mergers and acquisitions. Mr. Cowan received his Bachelor's degree in business in 1981 from Queensland University of Technology in Australia.

Mr. Michael F. Ankcorn is a Group Executive Vice President of Inveresk Research Group, Inc. and has served as Chairman, President and Chief Executive Officer of CTBR Bio-Research Inc. (formerly ClinTrials BioResearch Ltd.), our Canadian pre-clinical operation, since August 1996. From December 1978, Mr. Ankcorn served as President and Chief Executive Officer of Bio-Research Laboratories Ltd. until all of its assets were purchased and the business of CTBR Bio-Research Inc. commenced in August 1996. Prior to this, he served as Assistant Vice-President of the Canada Development Corporation and as a director on the board of a number of health care venture capital investee companies.

Dr. Brian Bathgate is a Group Executive Vice President of Inveresk Research Group, Inc. and has served as President of our Pre-Clinical Europe operations since April 2001. Dr. Bathgate served as General Manager of Inveresk Research International Limited from September 1996 until April 2001, responsible for all activities relating to the European pre-clinical division. Dr. Bathgate earned a Bachelor's degree in 1982 from Glasgow University, a Ph.D. in 1985 from Nottingham University, a Business Management Diploma (HND) in 1988 and completed the Young Managers Programme at INSEAD in 1996.

Mr. Alastair S. McEwan is a Group Executive Vice President of Inveresk Research Group, Inc. and has served as President of our Global Clinical operations since April 2003. He had previously been President of our Clinical Americas operations since April 2001. Mr. McEwan was Head of Corporate Development of Inveresk Research Group from January 2000 until March 2001, focusing on mergers and acquisitions, and served as General Manager, Clinical, of Inveresk Research Group Limited from June 1996 until December 1999, with operational responsibility for the clinical division. Mr. McEwan has served as a director of Inveresk Research Inc. since April 2001. Mr. McEwan qualified as a Chartered Accountant in 1979 with the Institute of Chartered Accountants of Scotland after receiving a Bachelor of Commerce degree in 1976 from the University of Edinburgh.

Mr. Nicholas J. Thornton is a Group Executive Vice President of Inveresk Research Group, Inc. and has served as Vice President of Corporate Development since April 2003. From April 2001 to April 2003 he served as President of our Clinical Europe Asia Pacific operations incorporating Inveresk Research Limited and Inveresk Clinical Research Limited. Prior to joining Inveresk Research Group, Mr. Thornton worked at SGS Société Générale de Surveillance Holding SA as Senior Vice President of eBusiness from April 2000 until February 2001, and as Vice President Group Corporate Development from November 1997 to March 2000, where he was responsible for acquisitions and corporate development on behalf of SGS Société Générale de Surveillance Holding SA. Mr. Thornton was the Managing Director of SGS Medlab Holdings Australia Limited from February 1997 until November 1997, where he was responsible for making and managing investments in pathology services in Australia. Mr. Thornton received an M.B.A. in 1992 and a law degree (LLB) in 1984, each from Auckland University in New Zealand.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes information concerning the compensation paid by us during 2003 and 2002 to our Chief Executive Officer and our five other most highly paid executive officers. We refer to those persons as our named executive officers.

	Annual Compensation				Long-Term Compensation Awards	
Name and Principal Position	**Fiscal Year**	**Salary(1)**	**Bonus(1)**	**Other Annual Compensation(1)**	**Adjusted Number of Securities Underlying Options(2)**	**All Other Compensation(1)**
Dr. Walter S. Nimmo	2003	$294,471	$700,000	$25,294(3)	25,000	$ 49,846(5)
President and Chief Executive Officer	2002	$256,285	$720,160	$17,065(4)	23,468	$ 45,338(6)
D.J. Paul E. Cowan(7)	2003	$257,372	$160,000	$15,596(8)	20,000	$ 67,760(10)
Chief Financial Officer and Treasurer	2002	$213,385	$ 74,690	$12,529(9)	268,809	$ 58,834(11)
Michael F. Ankcorn	2003	$278,775	$120,000	$14,677(12)	15,000	$271,276(15)
Vice President	2002	$236,165	$236,165	$10,316(13)	29,345(14)	$320,711(16)
Dr. Brian Bathgate	2003	$196,092	$200,000	$14,851(17)	20,000	$ 23,354(19)
Vice President	2002	$133,514	$133,514	$13,043(18)	29,346	$ 18,500(20)
Alastair S. McEwan	2003	$209,000	$200,000	—	35,000	$ 30,234(21)
Vice President	2002	$190,000	$190,000	—	11,738	$ 37,218(22)
Nicholas J. Thornton	2003	$240,218	$160,000	$15,039(23)	35,000	$ 6,313(25)
Vice President	2002	$211,176	$211,176	$13,790(24)	11,738	$ 34,162(26)

(1) The 2003 compensation of Dr. Nimmo, Mr. Cowan, Dr. Bathgate and Mr. Thornton was paid in pounds sterling and for purposes of this presentation has been converted to U.S. dollars based on the average pounds sterling to U.S. dollars exchange rate for 2003 of £1:$1.6341. The 2002 compensation of Dr. Nimmo, Mr. Cowan, Dr. Bathgate and Mr. Thornton was paid in pounds sterling and for purposes of this presentation has been converted to U.S. dollars based on the average pounds sterling to U.S. dollars exchange rate for 2002 of £1:$1.5032. The 2003 compensation of Mr. Ankcorn was paid in Canadian dollars and for purposes of this presentation has been converted to U.S. dollars based on the average Canadian dollars to U.S. dollars exchange rate for 2003 of C$1:U.S.$0.7159. The 2002 compensation of Mr. Ankcorn was paid in Canadian dollars and for purposes of this presentation has been converted to U.S. dollars based on the average Canadian dollars to U.S. dollars exchange rate for 2002 of C$1:U.S.$0.6368.

(2) The 2002 figures represent options issued by Inveresk Research Group, Inc. in replacement of options previously issued by Inveresk Research Group Limited pursuant to the change in our ultimate parent company which took place immediately prior to our initial public offering. Mr. Cowan's and Mr. Ankcorn's options were to purchase B ordinary shares in Inveresk Research Group Limited. All of the other named individuals received options to purchase ordinary shares. The 2003 figures represent new option awards by Inveresk Research Group, Inc.

(3) Includes car allowance of $16,607, fuel allowance of $6,863, telephone allowance of $824 and clothing allowance of $1,000.

(4) Includes car allowance of $11,232, fuel allowance of $5,442 and clothing allowance of $391.

(5) Includes payments for pension plan of $41,225, premiums for life assurance of $5,970, premiums for private health coverage of $386, premiums for permanent health insurance of $1,639 and premiums for spouse's death in service benefits of $626.

(6) Includes payments for pension plan of $38,332, premiums for life assurance of $4,278, premiums for private health coverage of $389, premiums for permanent health insurance of $1,679 and premiums for spouse's death in service benefits of $660.

(7) Mr. Cowan became our Chief Financial Officer in January 2002 and our Secretary and Treasurer in May 2002. He resigned as Secretary in April 2003.

(8) Includes car allowance of $12,481, fuel allowance of $2,291 and telephone allowance of $824.

(9) Includes car allowance of $10,589, fuel allowance of $1,243 and telephone allowance of $697.

(10) Includes payments for pension plan of $38,606, premiums for life assurance of $681, premiums for permanent health insurance of $2,095 and relocation expenses of $26,378.

(11) Includes payments for pension plan of $32,008, premiums for life assurance of $264, premiums for permanent health insurance of $1,370 and relocation expenses of $25,192.

(12) Comprises car allowance of $14,677.

(13) Comprises car allowance of $10,316.

(14) Mr. Ankcorn purchased these options for an aggregate purchase price of $100,000. This purchase price was repaid to Mr. Ankcorn prior to our initial public offering.

(15) Includes payments for pension plan of $265,527, premiums for life insurance of $1,208, premiums for medical coverage of $1,618, premiums for hospital coverage of $141, premiums for dental coverage of $2,761 and premiums for dependent life insurance of $21.

(16) Includes payments for pension plan of $316,118, premiums for life insurance of $1,074, premiums for medical coverage of $1,397, premiums for hospital coverage of $122, premiums for dental coverage of $1,981 and premiums for dependent life insurance of $19.

(17) Includes car allowance of $12,481, fuel allowance of $1,123, telephone allowance of $824 and clothing allowance of $423.

(18) Includes car allowance of $11,211, fuel allowance of $1,452 and clothing allowance of $380.

(19) Includes payments for pension plan of $20,658, premiums for life assurance of $368, premium for private health coverage of $221 and premiums for permanent health insurance of $1,525 and premiums for spouse's death in service benefits of $582.

(20) Includes payments for pension plan of $16,911, premiums for life assurance of $320, premium for private health coverage of $164 and premiums for permanent health insurance of $1,105.

(21) Includes payments for pension plan of $28,072, premiums for life insurance of $343, premiums for permanent health insurance of $1,300, premiums for spouse's death in service benefits of $519.

(22) Includes payments for pension plan of $18,509, premiums for life insurance of $351, premiums for private health coverage of $5,650, premiums for permanent health insurance of $1,211, premiums for spouse's death in service benefits of $497 and expatriate rent support of $11,000.

(23) Includes car allowance of $12,481, fuel allowance of $1,311, telephone allowance of $824 and clothing allowance of $423.

(24) Includes car allowance of $8,708 and fuel allowance of $5,082.

(25) Includes payments for pension plan of $2,915, premiums for life assurance of $368, premiums for private health coverage of $552, premiums for permanent health insurance of $2,083 and premiums for spouse's death in service benefits of $395.

(26) Includes payments for pension plan of $31,567, premiums for life assurance of $407, premiums for private health coverage of $410, premiums for permanent health insurance of $1,370 and premiums for spouse's death in service benefits of $408.

Employment Agreements

Dr. Nimmo has an employment agreement with Inveresk Research International Limited, one of our indirect, wholly-owned subsidiaries, pursuant to which he serves as its Chief Executive. Each of Mr. Cowan, Dr. Bathgate, Mr. McEwan and Mr. Thornton also have employment agreements with Inveresk Research International Limited. Mr. Cowan serves as its Chief Financial Officer, Dr. Bathgate serves as its President — Pre-Clinical Europe, Mr. Thornton serves as its Vice President — Corporate Development and Mr. McEwan serves as its President — Clinical Global. Mr. Ankcorn, who serves as President — Pre-Clinical Americas, has an employment agreement with CTBR Bio-Research Inc. (formerly ClinTrials BioResearch Ltd.), one of our indirect, wholly-owned subsidiaries.

Pursuant to his employment agreement, Dr. Nimmo receives an initial annual base salary of £180,204 (equivalent to $294,471 based on the currency exchange rate described above) and is entitled to receive a bonus based upon certain performance targets. Under their employment agreements, Mr. Ankcorn, Dr. Bathgate, Mr. Cowan, Mr. McEwan and Mr. Thornton receive an initial annual base salary of CAN$389,405 (equivalent to $278,775), £120,000 (equivalent to $196,092), £157,501 (equivalent to $257,352), $209,000 and £147,003 (equivalent to $240,218), respectively, and each of Dr. Bathgate, Mr. Cowan, Mr. McEwan and Mr. Thornton is entitled to receive discretionary bonus amounts of up to an aggregate of 100% of his base salary then in effect. Mr. Ankcorn is entitled to receive a bonus in accordance with our bonus policy for senior executives in effect from time to time. The initial annual base salary of each executive officer is subject to appropriate increases at the discretion of the Compensation Committee of our Board of Directors. The U.S. dollar equivalent amounts referred to in this paragraph were calculated using £1: US$1.6341 and C$1: US$0.7159.

The employment agreements of the executive officers contain the following additional provisions:

The employment of each of Dr. Nimmo, Mr. Cowan, Dr. Bathgate and Mr. McEwan may be terminated (i) upon one year's (or any shorter mutually agreed upon period) prior written notice by us or the executive; or (ii) by us upon payment of one year's annual salary in lieu of notice. Dr. Nimmo's employment may also be terminated by us for cause. Mr. Ankcorn's employment may be terminated (i) at any time by us upon the payment of certain benefits; (ii) at any time by us for cause; or (iii) upon his death or incapacity.

Mr. Thornton's employment may be terminated (i) prior to the first anniversary of the sale by the Candover entities of all of their shares of our common stock upon one year's (or any shorter mutually agreed upon period) prior written notice by us or him; (ii) after the first anniversary of the sale by the Candover entities of all of their shares of our common stock upon six months (or any shorter mutually agreed upon period) prior written notice by us or him; or (iii) at any time by us upon payment of salary in lieu of notice.

If the employment of any executive officer, other than Mr. Ankcorn, terminates for any reason, in addition to annual salary that we may elect to pay in lieu of notice, the officer will receive all compensation and other benefits earned and accrued, plus reimbursement for any business expenses incurred through the expiration of the applicable termination notice period.

If Mr. Ankcorn's employment is terminated as a result of an involuntary termination, including the occurrence of certain events and the taking of certain actions by us, most of which are outside his control, Mr. Ankcorn will be entitled to certain termination benefits, including all compensation and other benefits earned and accrued and payment of his salary, bonus and various benefits for one year following termination.

Following the termination of any of the executive officers' employment (other than Dr. Bathgate's), he will remain subject to certain restrictive covenants, including noncompetition, nondisclosure and nonsolicitation restrictions. Following termination of his employment for any reason, Dr. Bathgate will only be subject to a nondisclosure agreement.

We previously provided Mr. McEwan with a relocation package valued at $45,000 in connection with relocating from Edinburgh to North Carolina and we have agreed to provide Mr. McEwan with a reasonable repatriation package in connection with relocating from North Carolina to the U.K. if we terminate Mr. McEwan's employment. We also have agreed to reimburse Mr. Cowan for certain costs of relocating from London to Edinburgh and we previously reimbursed Mr. Thornton for costs incurred by him in connection with relocating from Geneva to Edinburgh. If Mr. Cowan or Mr. Thornton terminates his employment with us within two years of the payment by us of relocation costs, he must repay to us some or all of the costs reimbursed by us, depending on the date of termination of employment.

Option Grants in 2003

The following table sets forth information regarding stock options granted pursuant to option plans during the year ended December 31, 2003 to each of the named executive officers.

Name	Number of Shares Underlying Options Granted	Exercise or Base Price (Per Share)	Percentage of Total Options Granted to Employees in Fiscal 2003	Expiration Date	Potential Realized Value at Assumed Rates of Stock Price Appreciation for Option Term		
					0%	5%	10%
Dr. Walter S. Nimmo . . .	25,000	$17.75	5.9%	June 2013	$—	$279,070	$707,222
D.J. Paul E. Cowan	20,000	$17.75	4.7%	June 2013	$—	$223,256	$565,778
Michael F. Ankcorn	15,000	$17.75	3.6%	June 2013	$—	$167,442	$424,333
Dr. Brian Bathgate	20,000	$17.75	4.7%	June 2013	$—	$223,256	$565,778
Alastair S. McEwan	15,000	$17.75	3.6%	June 2013	$—	$167,442	$424,333
	20,000	$14.68	4.7%	April 2013	$—	$184,642	$467,922
Nicholas J. Thornton	15,000	$17.75	3.6%	June 2013	$—	$167,442	$424,333
	20,000	$14.68	4.7%	April 2013	$—	$184,642	$467,922

The potential realizable value of our options is calculated based on the ten-year term of the option from the time of grant. The 0%, 5% and 10% assumed rates of appreciation are mandated by the rules promulgated by the Securities and Exchange Commission and do not represent our estimate or projection of our future stock price performance. The potential realizable values at 0%, 5% and 10% appreciation are calculated by:

- multiplying the number of shares of common stock subject to a given option by the option price, which in all cases is equal to the market value on the date of grant;
- assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table until the expiration of the options; and
- subtracting from that result the aggregate option exercise price.

The gains shown do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual value realized may be greater or less than the potential realizable value set forth in the above tables.

Option Exercises in 2003 and Year-End Option Values

The following table sets forth information concerning options exercised by our named executive officers during the year ended December 31, 2003.

Name	Shares Acquired on Exercise	Value Realized
Dr. Walter S. Nimmo	—	—
D.J. Paul E. Cowan	115,809	$2,046,795
Michael F. Ankcorn	84,055	$1,547,009
Dr. Brian Bathgate	59,346	$ 903,891
Alastair S. McEwan	92,000	$1,647,565
Nicholas J. Thornton	11,738	$ 172,102

The following table sets forth information concerning options held by our named executive officers as of December 31, 2003.

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003(1)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Walter S. Nimmo	112,153	25,000	$2,770,648	$174,500
D.J. Paul E. Cowan	153,000	20,000	$3,722,794	$139,600
Michael F. Ankcorn	196,490	15,000	$4,780,993	$104,700
Dr. Brian Bathgate	40,793	20,000	$1,007,758	$139,600
Alastair S. McEwan	55,582	35,000	$1,372,842	$305,700
Nicholas J. Thornton	—	35,000	—	$305,700

(1) Value is based upon the difference between the option exercise price and the closing market value of our common stock at December 31, 2003 ($24.73 per share) multiplied by the number of shares underlying the option.

Defined Benefit Pension Plans

Drs. Nimmo and Bathgate and Messrs. McEwan and Thornton are participants in our U.K. defined benefit pension plan. The benefits under this plan are based on a normal retirement age of 60 and are related to the number of years of service, the final pensionable salary of the individual concerned and any additional credit earned as a result of transfers from the pension plan of a former employer. The benefits payable to Dr. Bathgate and Messrs. McEwan and Thornton are subject to a maximum of two-thirds of the United Kingdom earnings cap (an amount set for U.K. tax purposes and further explained below). Drs. Nimmo and Bathgate and Mr. McEwan accrue an entitlement to one thirtieth of final pensionable salary for each year of service and Mr. Thornton accrues an entitlement of one forty-fifth of final pensionable salary for each year of service. In addition to his service with the group, Dr. Nimmo also has an entitlement equal to approximately 28.9% of his final pensionable salary as a result of a transfer from the pension plan of a former employer.

Pensionable salary is equal to the salary of the individuals concerned as set out in the Summary Compensation Table above other than for Mr. McEwan, whose pensionable salary is based on the salary attributable to his position with us prior to his relocation to the United States in 2001. Mr. McEwan's pensionable salary is reviewed annually and for 2003 was £82,200 (equivalent to approximately $134,323).

At December 31, 2003, the periods of completed service for these plan participants were: Dr. Nimmo, 15 years 2 months; Dr. Bathgate, 12 years 4 months; Mr. McEwan, 7 years 6 months; and Mr. Thornton, 2 year 10 months. Dr. Nimmo's annual pension entitlement is expected to be approximately two-thirds of his final pensionable salary when he reaches the normal retirement age of 60.

Based on the age, service-to-date and current salary levels of Dr. Bathgate and Messrs. McEwan and Thornton and assuming they remain employed with us until the normal retirement age of 60, we believe that the annual benefits payable to the individuals concerned will be limited to two-thirds of the United Kingdom earnings cap. The United Kingdom earnings cap is set by the U.K. tax authorities annually and is currently £99,000 (equivalent to $161,776). Assuming that this amount increases by 2.5% per year, the annual benefits payable to the individuals concerned at the normal retirement age of 60 would be approximately:

Name	Amount in £	$ Equivalent
Dr. Brian Bathgate	97,374	159,120
Alastair S. McEwan	88,042	143,870
Nicholas J. Thornton	101,875	166,475

Mr. Ankcorn is a participant in our Canadian pension plan. Annual benefits payable to Mr. Ankcorn pursuant to the plan vary according to the average of the highest consecutive three years' earnings and the number of years of service. While the normal retirement age for purposes of our Canadian plan is 65, if Mr. Ankcorn retires at any time after age 60 he will be entitled to full benefits.

The benefits payable from retirement date until age 65 are equal to 2% of the average earnings multiplied by the years of service. After age 65, the benefits are equal to 1.3% of the average maximum pensionable earnings (AMPE) under the Canadian governmental plan plus 2% of the individual's average earnings in excess of the AMPE, multiplied by the years of service. Benefits listed in the pension plan table are not subject to any deduction for social security or other offset amounts. Any amounts for Mr. Ankcorn calculated according to the plan in excess of the Income Tax Act (Canada) limits will be paid by way of funds accumulated under a supplementary benefit pension plan. Pensionable salary is equal to the salary of Mr. Ankcorn as set out in the Summary Compensation Table above. As of December 31, 2003, Mr. Ankcorn had 26 years 8 months of credited service with us.

The following table sets forth the estimated annual benefits payable upon retirement at a normal retirement age of 65 to Mr. Ankcorn:

Average Earnings	Years of Service		
$	25	30	35
200,000	$ 94,620	$113,550	$132,470
225,000	$107,120	$128,550	$149,970
250,000	$119,620	$143,550	$167,470
275,000	$132,120	$158,550	$184,970
300,000	$144,620	$173,550	$202,470
325,000	$157,120	$188,550	$219,970

Employee Benefit Plans

Our 2002 Stock Option Plan reserves 5,365,589 shares (which amount is adjustable upon the occurrence of certain events) of our shares of common stock for grant of stock options to our officers, employees and consultants, and officers, employees and consultants of our subsidiaries. At March 15, 2004, 3,417,169 shares had been issued or were reserved for issuance under options previously granted.

The plan is administrated by the Compensation Committee. The Compensation Committee's authority in respect of the plan includes the authority:

- to determine eligibility for participation;
- to determine the type and amount of any award granted under the plan;
- to make such changes to the plan as may be necessary or appropriate to comply with the rules and regulations of any government authority or to obtain tax and certain other benefits applicable to stock options;

- to make rules and regulations and establish procedures for carrying out and administering the plan and to make changes in such rules as it deems proper;
- to determine, in accordance with the terms of the plan, the fair market value of shares underlying an award;
- to accelerate the vesting of any award; and
- to take any and all other actions it deems necessary or advisable for the proper operation or administration of the plan.

Under the plan, the Compensation Committee also determines the exercise price at the time of grant; provided, that the exercise price for options will not be less than 100% of the fair market value of a share on the date of grant. Options under the plan are generally granted for a ten-year term, but may terminate earlier if the employment or service of the optionholder with us terminates before the end of the ten-year period.

If we undergo a change in control, the Compensation Committee has the authority to make certain adjustments to the options then outstanding under the plan, including the authority to provide for immediate vesting of those options. For this purpose, a change in control means the occurrence of any one of the following events:

- the acquisition of beneficial ownership by any individual, partnership or entity of 50% or more of our voting securities (other than by us); provided, however, that any acquisition of beneficial ownership shall not constitute a change in control by reason of an increase in the percentage of beneficial ownership of any person or group that results from a reduction in the number of outstanding shares or by reason of an increase in the beneficial ownership of a person or group of less than 5% per year;
- any consolidation or merger to which we are a party, in which our stockholders immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own, directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any);
- the sale, lease, exchange or other transfer of all or substantially all of our assets to a third party other than to an entity, at least a majority of the combined voting power of the voting securities of which are owned by persons in substantially the same proportion as their ownership of Inveresk Research Group immediately prior to the sale; or
- approval by our stockholders of a plan for our dissolution in accordance with applicable state law.

Special rules may apply with respect to certain non-U.S. employees.

In connection with our initial public offering, all of the outstanding options of Inveresk Research Group Limited were cancelled and replaced with options to purchase shares of our common stock. All of these replacement options are fully vested and immediately exercisable.

Directors' Compensation

Members of our Board of Directors who are neither officers nor employees of Inveresk Research Group or any of its subsidiaries currently are entitled to receive $37,000 per year as consideration for their services as directors plus reasonable expenses incurred in connection with their attendance at directors' meetings. In addition, as of January 2004, each Board member receives a $1,500 per meeting fee (for each Board meeting attended), and a $500 per meeting fee (for each Committee meeting attended). The chairperson of our audit committee currently is entitled to receive additional compensation of $1,500 per meeting as consideration for her services, in lieu of the $500 per Committee meeting fee. Directors who are also our officers or employees are not separately compensated for their services as directors.

Under our 2002 Non-Employee Directors Stock Option Plan, each of our directors who is not an officer or employee of Inveresk Research Group or any of its subsidiaries and who is not eligible to receive option grants under our 2002 Stock Option Plan, will, immediately following each annual meeting of our stockholders, commencing with the 2003 Annual Meeting, automatically receive an annual grant of options to purchase 5,000 shares of our common stock. In addition, pursuant to the plan, each non-employee director when first elected or appointed to our Board of Directors is entitled to receive a grant of options to acquire 7,500 shares. The two non-employee directors who were elected before our initial public offering in 2002 but who were not directors of our predecessor holding company received this initial 7,500 share grant pursuant to the provisions of the plan at the time of the initial public offering. All options granted under the plan provide for an exercise price equal to 100% of the fair market value of the common stock on the date of grant. Options granted under the plan will vest ratably in annual investments over a three-year period, commencing on the first anniversary of the date of grant. The plan is administered by our Board of Directors.

Performance Graph

Below is a graph which compares the cumulative total stockholder return on our common stock from June 28, 2002, the date on which our common stock commenced trading on The Nasdaq National Market's Stock Market, through December 31, 2003 against the cumulative total return for the same period on the NASDAQ Stock Market (U.S.) Index and the NASDAQ Health Services Index. The results are based on an assumed $100 invested on June 28, 2002.

COMPARISON OF 18 MONTH CUMULATIVE TOTAL RETURN*

Among Inveresk Research Group, Inc., the NASDAQ Stock Market (U.S.) Index and the NASDAQ Health Services Index


DOLLARS
200
180
160
140
120
100
80
60
40
20
0
6/28/02
6/30/02
7/31/02
8/31/02
9/30/02
10/31/02
11/30/02
12/31/02
1/31/03
2/28/03
3/31/03
4/30/03
5/31/03
6/30/03
7/31/03
8/31/03
9/30/03
10/31/03
11/30/03
12/31/03
INVERESK RESEARCH GROUP, INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ HEALTH SERVICES

* $100 invested on 6/28/02 in stock or index — including reinvestment of dividends. Period from the date of Inveresk's Initial Public Offering on June 28, 2002 to December 31, 2003.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Our executive compensation program is administered by the Compensation Committee of our Board of Directors. The Compensation Committee, which is comprised of two independent directors and Dr. Sword, is responsible for determining the compensation of our executive officers, overseeing the administration of the our compensation programs, reviewing the compensation of executive officers and preparing any report on executive compensation required by the rules and regulations of the Securities and Exchange Commission. The Compensation Committee receives input from compensation consultants and reports appropriate decisions to all independent members of our Board of Directors. The Compensation Committee held two meetings during 2003. The Compensation Committee also held several briefings during the year with the Board of Directors to provide an evaluation of its performance in fulfilling the Compensation Committee Charter.

Compensation Philosophy

Our executive compensation program reflects the philosophy that executives' rewards should be structured to closely align their interests with those of the stockholders. Our executive compensation program utilizes the company's performance and individual performance as determinants of executive pay levels. The goals of the program are to motivate executive officers to improve our financial position, to hold executives accountable for the performance of the business unit for which they are responsible, to attract key executives into the service of our company, to maximize the retention of these executives and to create value for our stockholders. In essence, executive compensation consists of four components: base salary, annual incentive bonus, long-term incentives and benefits.

Base Compensation

Base salaries represent the fixed component of our executive compensation program. Base salaries are set within ranges which are targeted around the competitive norm for similar companies in the drug development services industry. Individual salaries may be above or below the competitive norm, depending on the executive's tenure in his position and performance. The Compensation Committee considers the following factors in approving adjustments to salary levels for the executive officers: (1) the relationship between current salary and appropriate internal and external salary comparisons, (2) the average size of salary increases being granted by competitors, (3) whether the responsibilities of the position have changed during the preceding year, and (4) the individual's performance as reflected in the overall manner in which his assigned role is carried out.

Bonuses

Bonus awards serve two functions in implementing our executive compensation philosophy. First, the incentives permit us to compensate officers directly for performance as measured by objective standards. Second, the incentives serve to focus executives on those activities that are most directly under their control and for which they should be held accountable.

All current employment agreements with our executive officers provide for payment of cash bonus awards. Such awards are approved by the Compensation Committee. Pursuant to their respective employment agreements, Dr. Nimmo is entitled to receive a bonus amount based upon certain performance targets, each of Dr. Bathgate, Mr. McEwan, Mr. Cowan and Mr. Thornton is entitled to receive bonus amounts of up to an aggregate of 100% of his base salary then in effect and Mr. Ankcorn is entitled to receive a bonus in accordance with our bonus policy for senior executives in effect from time to time.

Equity-based Compensation

The long-term incentive component of our executive compensation program is designed to motivate and reward executives for maximizing stockholder value and encourage the long-term employment of key employees. Long-term incentives are primarily provided pursuant to our 2002 Stock Option Plan, which is administered by the Compensation Committee. In 2003, the Committee granted options as shown above to our executive officers under the 2002 Stock Option Plan.

Benefits

Benefits provided to executive officers serve a different purpose than do the other elements of executive compensation. In general, they are designed to provide a safety net of protection against the financial catastrophes that can result from illness, disability or death and to provide a reasonable level of retirement income. Benefits offered to executive officers are largely those that are offered to the general employee population, with some variation primarily to promote tax efficiency.

Compensation of the Chief Executive Officer

Generally, Dr. Nimmo, our President and Chief Executive Officer, may participate in the same compensation programs that are available to our other executive officers and his compensation is reviewed annually in accordance with the policies applicable to other executive officers as described above. Dr. Nimmo's compensation is subject to the terms of his employment agreement. The current rate of compensation for Dr. Nimmo under this agreement is £180,204 (equivalent to $294,471) for his annual base salary. Dr. Nimmo's bonus for 2003, in the amount set forth in the Summary Compensation Table, was determined pursuant to the terms of his employment agreement.

Submitted by the Compensation Committee:

Ian P. Sword
John Urquhart
S. Louise McCrary

The above report will not be deemed to be incorporated by reference into any filing by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate the report by reference.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee reviews the Company's financial reporting process on behalf of our Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. Our independent auditors are responsible for expressing an opinion on the conformity of our audited consolidated financial statement to accounting principles generally accepted in the United States of America.

In this context, the Audit Committee has reviewed and discussed with management the audited consolidated financial statements. The Audit Committee has discussed with our independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from our independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and have discussed with them their independence from the Company and its management. The Audit Committee has considered whether the independent auditors' provision of other non-audit services to us is compatible with the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors of Inveresk Research Group, Inc.:

S. Louise McCrary
Vanessa C.L. Chang
John Henderson
Ian P. Sword
John Urquhart

The above report will not be deemed to be incorporated by reference into any filing by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate the report by reference.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock.

To our knowledge, based solely on a review of the copies of such reports furnished to us, during the fiscal year ended December 31, 2003, all Section 16(a) filing requirements applicable to our directors, executive officers and persons who own more than 10% of our common stock were met, with the exception of the following reports of changes in ownership, which were filed late: all of our executive officers and directors were issued options on June 28, 2003 with two executive officers also being granted options on April 29, 2003. Due to administrative oversight, Form 4 reports were not timely filed for any of these option grants. In addition, one report of change in ownership by each of Mr. Ankcorn and Dr. Bathgate was filed late: the former report represented four transactions and the latter report represented a single transaction. The delays in these filings resulted from inadvertent oversight.

PROPOSAL 2:
AMENDMENTS TO STOCK OPTION PLAN

The Board of Directors has approved amendments to the Inveresk Research Group, Inc. 2002 Stock Option Plan (the "Plan"), which will take effect only if approved by the stockholders. The Plan as originally adopted provided only for the granting of stock options. The primary purpose of the amendments now being submitted to the stockholders for their approval is to authorize the granting of additional kinds of equity-based and other incentive compensation awards, including various types of restricted stock awards and stock appreciation rights (SARs) as more fully described below. The Board of Directors believes that the added flexibility to grant different kinds of awards in addition to stock options may be valuable because

- it may be desirable in certain situations in the future to use compensation arrangements under which the financial benefits to the recipients are based on specific measures of corporate performance rather than (like traditional stock options) being based solely on movements in our share price, and
- because accounting rule changes have been proposed that could make stock options less desirable than other forms of equity based compensation.

The amendments being proposed for your approval do not include an increase in the number of shares of our common stock that may be issued pursuant to the Plan.

The proposed amendments are set forth in the restatement of the Plan set forth in **Appendix B** to this proxy statement. We propose to re-name the Plan the "Inveresk Research Group, Inc. 2002 Stock Option and Incentive Compensation Plan".

A summary of the principal terms of the Plan as it is proposed to be amended is set forth below.

Administration of the Plan

The amended Plan will provide (as it presently does) that it is to be administered by a committee of the Board of Directors (the "Committee"). The Committee must consist of at least two individuals, each of whom is required to be a "non-employee director" for purposes of the Securities Exchange Act of 1934 and to qualify as an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The Committee may appoint a subcommittee and delegate any of its authority to such subcommittee.

Under the terms of the Plan, the Committee may establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. The performance goals may be based upon the extent of achievement of specified levels of: revenue, profits, net income, pre-tax income, operating income, earnings per share, total shareholder return, return on equity, return on capital, cash flow, stock price, operating margin, pretax margin, and net income margin. These performance criteria can be used individually or in any combination, can be measured annually or cumulatively, can be measured on an absolute basis or relative basis, compared to other companies or indices, and can apply to the entire Company or a business unit. All awards under the Plan will expire no later than the tenth anniversary of the date of the grant, unless otherwise provided in the applicable award agreement.

Number of Shares Issuable Pursuant to Awards

Awards with respect to an aggregate of no more than 5,365,589 shares of the Company's common stock may be granted under the Plan; however, if an award expires, terminates or is forfeited, any shares covered by the award that have not been issued or transferred to the participant (and are not required to be so issued or transferred), become available again for issuance under new awards under the Plan. For purposes of the limitation on the number of shares issuable under awards, each share covered by a performance stock award or a restricted stock award is required to be treated as an award covering three shares. As of March 15, 2004, awards in respect of an aggregate of 3,417,169 shares had been issued and either remained exercisable or had been exercised. As a result, as of that date awards with respect to an additional 1,948,420 shares in the aggregate could be issued under the Plan.

The proposed amendments introduce a requirement that no participant may be granted awards representing an average per year over any three consecutive calendar years awards of (i) restricted stock, stock units, performance stock or performance restricted stock with respect to more than 100,000 Shares or (ii) stock options or stock appreciation rights with respect to more than 300,000 Shares or (iii) cash performance awards of more than $3,000,000.

Types of Awards

The Plan as amended will authorize the granting of several different types of award, as described below.

Stock Options and Performance Options

The Committee has broad authority to determine the terms of specific options, including the number of shares subject to the option and whether options are to constitute "incentive stock options" for purposes of section 422(b) of the Internal Revenue Code. Incentive stock options may be granted only to employees of the Company and its subsidiaries. Unless otherwise provided by the Committee in connection with replacement options issued in connection with corporate reorganizations or business combinations, the exercise price with respect to any particular stock option may not be less than 100% of the fair market value of a share on the date of grant of such award. The exercise price per share with respect to an incentive stock option may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder) of the fair market value of a share on the date such stock option is granted. Each option will be exercisable after the period or periods specified in the award agreement, which generally will not exceed 10 years from the date of grant (or five years in the case of incentive stock options granted to a 10% stockholder). Unless otherwise provided by the Committee, stock options will not be granted to consultants in the United Kingdom.

The Committee may grant awards of performance options under the Plan. The exercisability of performance options will be subject to the attainment of performance goals and any other conditions established by the Committee.

Performance Stock Awards

The Committee may grant awards of performance stock under the Plan. Under a performance stock award, the grant, issuance or vesting of the shares underlying the award will be subject to vesting periods, performance goals and other conditions established by the Committee. Each grant of performance stock will indicate the maximum number of shares subject to the award and the time period during which any performance goals must be achieved.

Restricted Stock Awards and Performance Restricted Stock Awards

The Committee may grant awards of restricted stock and performance restricted stock under the Plan. Each participant's rights in respect of shares issued pursuant to an award of restricted stock or of performance restricted stock will be subject to such conditions on forfeiture, restrictions on sale or transfer and other terms and conditions as the Committee shall establish at the time of grant. In addition, an award of performance restricted stock also will be subject to such performance goals as the Committee shall specify at the time of grant. Unless otherwise determined by the Committee, holders of an award of restricted stock or performance restricted stock will have all the rights and privileges of a stockholder with respect to the shares covered by the award during the period in which the shares remain subject to restrictions, provided that all rights in those shares will terminate if the award of restricted stock or performance restricted stock is forfeited or terminated prior to the expiration of the restrictions.

Cash Performance Awards

The Committee may grant cash performance awards under the Plan. At the time of grant, the Committee will set the amount of cash payable pursuant to the terms of the award, as well as the performance goals, the period within which the performance goals must be achieved, and such other terms and conditions as the Committee may choose to set. The applicable cash payment is required to be made to the participant as soon as practicable following the time the performance goals are met (unless the Committee agrees to permit the payment to be deferred).

Stock Appreciation Rights

The Committee may grant stock appreciation rights, or SARs, under the Plan, either in tandem with the grant of a stock option award or on a "stand-alone" basis. The exercise price per share of a stock appreciation right issued in tandem with a stock option award will be the option price of the related option. The exercise price of a stand-alone stock appreciation right will be an amount determined by the Committee (but in no event less than 100% of the fair market value of a share on the date of the grant). Stock appreciation rights will be exercisable and vest upon the terms and conditions determined by the Committee at the time of the grant. Upon the exercise of a stock appreciation right, the participant will receive payment in cash, shares or a combination of both, as determined by the Committee, in an amount equal to the excess of the fair market value of the shares on the exercise date over the aggregate exercise price.

Stock Unit Awards

The Committee may grant stock unit awards under the Plan. Stock units will constitute a commitment by the Company to transfer to the participant the number of Shares specified by the Committee in the terms of the award. Stock unit awards will be subject to such conditions, limitations, and vesting requirements as the Committee may specify at the time of grant. The Committee may credit to an account of a participant an amount equal to any dividends or distributions declared with respect to a share by the Company, as if shares represented by the stock unit award had been outstanding on the record date established for the dividend or distribution.

Change in Control; Changes in Capital Structure

If a "change in control" (as defined in the Plan) occurs with respect to the Company, then the Committee will have the power to make such adjustments as it may determine necessary or appropriate (including, without limitation, the substitution of stock, cash or other property for the Shares otherwise issuable on exercise of awards, the acceleration of the exercisability of awards or substitution of cash or other property for any award).

The Committee also has broad discretion under the Plan to adjust the terms of outstanding awards so that they are not disproportionately affected by any merger, consolidation, dissolution, liquidation, reorganization, shall exchange or major asset sale affecting the Company, or by any stock dividend, stock split, reverse stock split, stock combination, reclassification, recapitalization or other similar change in capital structure or by any other event.

Amendment and Termination

The Plan may be amended by the Board in its discretion, except that no amendment may adversely affect any participant with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the Board may not make any amendment that would prevent the Plan from complying with applicable laws and regulations, unless or until the approval of the stockholders is obtained.

Tax Consequences

Stock Options and Stock Appreciation Rights

The principal federal income tax consequences to an officer, employee or director of the grant of options under the Plan, the exercise of options, and the sale of shares acquired through the exercise of options, are as follows:

Recipients of options do not realize taxable income when options and granted to them under the Plan.

Unless an option qualified for federal income tax purposes as an incentive stock option ("ISO"), when the option is exercised the holder will be treated as receiving ordinary income equal to the amount by which the fair market value on the date of exercise of the stock as to which the option is exercised exceeds the exercise price of the option, and the fair market value of the stock when the option is exercised will be the basis of that stock while it is held by the person who exercised the option. Therefore, when the stock is sold, the amount by which the sale price is greater or less than the fair market value of the shares when the option was exercised will be a capital gain or loss, which will be long-term or short term, depending on how long the shares are held after exercise. The holder of an ISO does not realize any taxable income when the ISO is exercised. The price paid for the stock when the ISO is exercised will be the basis of that stock while it is held by the optionee. When an ISO is exercised, the amount by which the fair market value at the time of exercise of the stock acquired through the exercise exceeds the exercise price is an adjustment to alternative minimum taxable income unless the stock is disposed of in the same year. If a person who exercises an ISO holds the stock for at least one year after the date of exercise (and at least two years after the date of grant), when the shares are sold the difference between the exercise price and the sale price will be treated as a long-term capital gain or loss. If the person does not hold the stock for at least one year after the exercise (and at least two years after the date of grant), the person is treated as having made a "disqualifying disposition," and the person will be treated as receiving ordinary income at the time of sale equal to the lesser of (i) the amount by which the fair market value of the stock when the option was exercised exceeded the exercise price or (ii) the gain on the sale.

When a stock appreciation right is exercised, the holder is treated as receiving ordinary income equal to the amount paid, or the fair market value of the Common Stock distributed, to the holder as a result of the exercise. The holder's basis in any Common Stock received will be its fair market value when the stock appreciation right was exercised.

When an employee is treated as receiving ordinary income as a result of exercise of a stock appreciation right or an option that is not an ISO, the Company is required to withhold and pay withholding tax with regard to that ordinary income. The Company may do this by withholding from the employee's compensation, by withholding from the number of shares issued in exercise of the option or stock appreciation right or by requiring payment of the amount required to be withhold before the Company will issue shares upon exercise of the option or stock appreciation right.

When a stock or appreciation right or an option that is not an ISO is exercised or there is a disqualifying disposition of shares acquired through exercise of an ISO, the Company will, in at least most instances, be entitled to a tax deduction equal to the ordinary income which the person who exercised the option is treated as having received.

Restricted Stock and Performance Restricted Stock

Unless a holder of restricted stock or performance restricted stock makes an "83(b) election" (as discussed below), there generally will be no tax consequences as a result of the grant of restricted stock (or performance restricted stock) until the restricted stock is no longer subject to a substantial risk of forfeiture or is transferable free of the risk of forfeiture. Generally, when the restrictions cease to apply, the holder will recognize ordinary income, and the Company will be entitled to a deduction, equal to the difference between the fair market value at that time of the stock that has ceased to be subject to restrictions and the amount, if any, paid by the holder for the restricted stock (or performance restricted stock). Gains or losses subsequently realized on the disposition of the stock generally will be treated as long-term or short-term capital gains or losses, depending on the length of time the Shares are held prior to disposition of the Shares. In general, if a holder makes an 83(b) election (under Section 83(b) of the Internal Revenue Code) upon the award of restricted stock or performance restricted stock, the holder will recognize ordinary income on the date of the award of such restricted stock, and the Company will be entitled to a deduction, equal to (i) the fair market value of the restricted stock (or performance restricted stock) as though the stock were (A) not subject to a substantial risk of forfeiture or (B) transferable, minus (ii) the amount, if any, paid for the restricted stock. If an 83(b) election is made, there will generally be no tax consequences to the holder when the restrictions cease to apply, and all subsequent appreciation in the restricted stock (or performance restricted stock) generally would be eligible for capital gains treatment.

Cash Performance Awards

When a cash performance award is paid to a participant, the participant will have ordinary income in the amount of the cash award. The Company will have a deduction equal to the amount the participant recognizes as ordinary income.

Stock Appreciation Rights

When a stock appreciation right is exercised, the holder is treated as receiving ordinary income equal to the amount paid, or the fair market value of the common stock distributed, to the holder as a result of the exercise. The holder's basis in any common stock received will be its fair market value when the stock appreciation right was exercised. The Company will generally be entitled to take a deduction equal to the amount of ordinary income recognized by the participant.

Stock Unit Awards

It is generally intended that there will be no tax consequences as a result of the grant of a Stock Unit until payment is made with respect to such stock unit. Generally, when payment is made (and, it is intended, not until such time), the holder of a stock unit will recognize ordinary income, and the Company will be entitled to a deduction, equal to the fair market value of the Shares and cash, as applicable, received upon payment.

The foregoing tax discussion is a general description of certain expected federal income tax results under current law, and all affected individuals should consult their own advisors if they wish any further details or have special questions.

Accounting Treatment

Currently, we do not treat either the grant of an option, or the exercise of an option, as generating an expense that is reflected on our consolidated income statement. The Financial Accounting Standards Board is considering requiring companies to record the value of stock options a an expense when the stock options are granted. It is not clear how stock options would be valued under the rule being considered.

When we award restricted stock to an officer, employee or director, the restricted stock is valued based on the market price of our common stock on the date of grant. Unearned compensation arising from the restricted stock grants is amortized to expense over the period of the restrictions.

Vote Required; Voting Recommendation

The affirmative vote of the holders of a majority of the shares of common stock represented in person or by proxy at the annual meeting and entitled to vote is required for the approval of the proposed amendments to the Plan.

The Board of Directors recommends that stockholders vote FOR the proposed amendments to the Plan.

PROPOSAL 3:
RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

Appointment of Deloitte & Touche

Our Board of Directors has appointed Deloitte & Touche LLP to continue as our independent public accountants for the fiscal year ending December 31, 2004. We do not expect a representative of Deloitte & Touche to attend the annual meeting.

If the appointment of Deloitte & Touche is not ratified by the stockholders, the adverse vote will be considered as an indication to the Audit Committee and the Board of Directors that they should consider selecting other independent public accountants for 2005. Given the difficulty and expense of making any substitutions of independent public accountants during the current fiscal year, it is contemplated that the appointment for 2004 will be permitted to stand.

Change In Our Independent Public Accountants

Before engaging Deloitte & Touche to serve as our independent public accountants effective as of August 1, 2002, our principal independent accountant was the U.K. member firm of Andersen Worldwide ("Arthur Andersen"). Arthur Andersen resigned as our independent accountants as of July 31, 2002. The decision to change independent accountants was recommended by the Audit Committee and approved by our Board of Directors.

Arthur Andersen's reports on our consolidated financial statements for each of the fiscal years ended 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended 2001 and 2000 and through July 31, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their reports on our consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

We provided Arthur Andersen with a copy of the foregoing disclosures and we filed Arthur Andersen's letter confirming their agreement to this disclosure as an exhibit to a Report on Form 8-K/A filed with the Securities and Exchange Commission on August 9, 2002.

During the fiscal years ended 2001 and 2002 and through July 31, 2002, we did not consult Deloitte & Touche with respect to the application of accounting principles to a specified transaction either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Accounting Fees and Services

Audit Fees. Deloitte & Touche billed us aggregate fees of $349,000 and $300,000 for professional services rendered for the audit of our annual financial statements for the fiscal years ended 2003 and 2002 and the reviews of the financial statements included in our quarterly reports on Form 10-Q in 2003 and 2002 respectively.

Audit-Related Fees. The aggregate fees in the fiscal years ended December 31, 2003 and December 31, 2002 for assurance and related services rendered by Deloitte & Touche that are reasonably related to the performance of the audit or review of the our financial statements and are not disclosed under "Audit Fees" above were approximately $485,600 and $Nil, respectively. These services included the issuance of consents and comfort letters for filings initiated by us (e.g., a registration statement for our public offering).

Tax Fees. The aggregate fees in the fiscal years ended December 31, 2003 and December 31, 2002 for professional services rendered by Deloitte & Touche for tax compliance, tax advice and tax planning were approximately $178,700 and $137,000, respectively.

All Other Fees. We did not incur any fees for professional services rendered by Deloitte & Touche in 2003 and 2002 other than those described above.

Our Audit Committee is responsible for retaining and terminating our independent auditors (subject, if applicable, to stockholder ratification) and for approving the performance of any non-audit services by the independent public accountants. In addition, our Audit Committee is responsible for monitoring the independence and performance of our independent public accountants and internal audit department and for presenting its conclusions with respect to the independent public accountants to our full Board of Directors.

Our Audit Committee Charter provides that the Audit Committee must pre-approve (i) the fees and other compensation to be paid to the independent public accountants for audit services and (ii) the fees and the extent which any permissible non-audit services may be performed by the auditor. While the authority to grant pre-approvals may be delegated to any member of the Audit Committee, the decision of any Audit Committee member to whom authority is delegated to pre-approve a non-audit service must be presented to the full Committee at its next scheduled meeting. All of the services provided to us by Deloitte & Touche during 2003 were pre-approved by the Audit Committee.

Maintaining the Principal Accountant's Independence

The Audit Committee has considered whether the provision of services disclosed under the captions *"Financial Information Systems Design and Implementation Fees"* and *"All Other Fees"* above is compatible with maintaining the principal accountant's independence.

Vote Required; Voting Recommendation

The affirmative vote of the holders of a majority of the shares of common stock represented in person or by proxy at the annual meeting and entitled to vote is required for the ratification of the appointment of Deloitte & Touche LLP as the Company's independent public accountants.

The Board of Directors recommends that stockholders vote FOR the ratification of the appointment of Deloitte & Touche.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us regarding the beneficial ownership of our shares of common stock as of February 27, 2004 by:

- each person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our shares of common stock;
- each of our directors and named executive officers; and
- all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 27, 2004 are treated as outstanding. These shares, however, are not treated as outstanding when computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Calculation of percentage of shares beneficially owned is calculated using a base of 37,973,144 shares of common stock outstanding as of February 27, 2004.

	Shares Beneficially Owned	
Name and Address of Beneficial Owners(1)	Number	Percent
Stockholders Owning 5% or More		
Candover Partners Limited**(2)	7,649,755	20.1%
Candover Investments PLC**	917,974	2.4%
Candover (Trustees) Limited**	101,985	*
Wasatch Advisors, Inc. 150 Social Hall Avenue, Salt Lake City, UT 84111	3,335,926	8.8%
Federated Investors, Inc. (Kauffman Fund) Federated Investors Tower, Pittsburgh, PA 15222-3799	2,637,225	6.9%
FMR Corp. 82 Devonshire Street, Boston, Massachusetts 02109	2,541,780	6.7%
Directors and Executive Officers		
Dr. Walter S. Nimmo(3)	1,279,019	3.3%
D.J. Paul E. Cowan(4)	153,000	*
Michael F. Ankcorn(5)	131,490	*
Dr. Brian Bathgate(6)	141,456	*
Alastair S. McEwan(7)	211,245	*
Nicholas J. Thornton(8)	147,610	*
Dr. Ian P. Sword(9)	386,222	1.0%
Dr. John Urquhart	79,456	*
Dr. John T. Henderson(10)	3,500	*
S. Louise McCrary(11)	2,500	*
Vanessa C.L. Chang(12)	2,500	*
All directors and executive officers as a group (11 persons)	2,537,998	6.6%

* Indicates less than 1.0%.

** The address of each of these entities is 20 Old Bailey, London EC4M 7LN, United Kingdom.

(1) Unless otherwise noted, the address for all persons listed is c/o Inveresk Research Group, Inc., 11000 Weston Parkway, Cary, North Carolina 27513.

(2) Comprised of 7,649,755 shares of common stock held collectively by five limited partnerships that make up the Candover 1997 Fund of which Candover Partners Limited is general partner. Information for each of these five limited partnerships is as follows:

Name and Address of Beneficial Owners(1)	Shares Beneficially Owned	
	Number	Percent
Candover 1997 UK No. 1 Limited Partnership**	2,986,459	7.9%
Candover 1997 UK No. 2 Limited Partnership**	930,240	2.4%
Candover 1997 US No. 1 Limited Partnership**	2,479,532	6.5%
Candover 1997 US No. 2 Limited Partnership**	834,333	2.2%
Candover 1997 US No. 3 Limited Partnership**	419,191	1.1%

(3) Includes 112,153 shares of common stock issuable upon the exercise of stock options.

(4) Includes 153,000 shares of common stock issuable upon the exercise of stock options.

(5) Includes 131,490 shares of common stock issuable upon the exercise of stock options.

(6) Includes 40,793 shares of common stock issuable upon the exercise of stock options.

(7) Includes 45,582 shares of common stock issuable upon the exercise of stock options.

(8) These shares are held of record by Rathbone Jersey Limited but are beneficially owned by Mr. Thornton.

(9) Includes 11,099 shares of common stock issuable upon the exercise of stock options.

(10) Includes 2,500 shares of common stock issuable upon the exercise of stock options.

(11) Includes 2,500 shares of common stock issuable upon the exercise of stock options.

(12) Includes 2,500 shares of common stock issuable upon the exercise of stock options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Repayment of 10% Unsecured Subordinated Loan Stock Due 2008

Candover Investments PLC, Candover (Trustees) Limited and certain investment funds indirectly controlled by Candover Investments PLC collectively own approximately 22.8% of our shares of common stock. In September 1999, these Candover entities purchased an aggregate of 462,500 A ordinary shares of Inveresk Research Group Limited for $0.8 million and we borrowed an aggregate of $43.8 million from Candover Investments PLC and certain investment funds indirectly controlled by Candover Investments PLC. Our indebtedness under those borrowings was evidenced by 10% unsecured subordinated loan stock due 2008 issued by Inveresk Research Group Limited. In connection with the acquisition of ClinTrials in April 2001, Candover Investments PLC, Candover (Trustees) Limited and certain investment funds indirectly controlled by Candover Investments PLC collectively purchased an aggregate of 264,128 A ordinary shares of Inveresk Research Group Limited for $0.4 million and we borrowed an aggregate of $64.8 million from Candover Investments PLC and certain investment funds indirectly controlled by Candover Investments PLC and in consideration of that loan issued additional 10% unsecured subordinated loan stock due 2008. The 10% unsecured subordinated loan stock due 2008 became repayable upon our initial public offering, and was repaid at that time out of the proceeds of our initial public offering, with borrowings under our bank credit facility and from our cash resources.

Increase in Management Ownership

The Articles of Inveresk Research Group Limited provided that upon certain types of "liquidity events," including the listing of the ordinary shares of Inveresk Research Group Limited, the different classes of shares of Inveresk Research Group Limited would be converted into a single class and the relative ownership percentage of management would be adjusted based on the rate of return on the Candover entities investment implied by the pricing of the liquidity event. Because we changed our ultimate parent company immediately before the consummation of our initial public offering, the ordinary shares of Inveresk Research Group Limited were not listed and these "ratchet" arrangements were not actually triggered by the consummation of our initial public offering. In order to put the shareholders and optionholders of Inveresk Research Group Limited in the same position that they would have been in if the change in our ultimate parent had not occurred prior to our initial public offering, the rate at which the A ordinary shares and options to purchase B ordinary shares were exchanged for shares of our common stock or options to purchase shares of our common stock, as applicable, in connection with the change in our ultimate parent was based on the number of ordinary shares that the A ordinary shares and B ordinary shares would have been convertible into if they had been converted into ordinary shares prior to the change in our ultimate parent. As a consequence, in connection with the change in our ultimate parent, our management's percentage ownership in our outstanding share capital increased from 11.25% prior to the change in ultimate parent to 21.25% following the change in ultimate parent.

Registration Rights Agreement

Before our initial public offering, we entered into a registration rights agreement with Candover Investments PLC, Candover (Trustees) Limited, certain investment funds indirectly controlled by Candover Investments PLC and certain other stockholders, including Ian P. Sword, Walter S. Nimmo, D.J. Paul E. Cowan, Michael F. Ankcorn, Brian Bathgate, Dalame Resources S.A., Rathbone Jersey Limited (which holds all of our shares that are owned by Nicholas J. Thornton) and Alastair S. McEwan. Under the registration rights agreement, subject to a number of conditions and limitations, those Candover entities may require us to file a registration statement under the Securities Act to register the sale of our shares of common stock held by them. We may be required to file up to five registration statements. The registration rights agreement also provides that all of our stockholders named in that agreement have "piggy-back" registration rights in connection with the registered offerings of our shares that we, or the Candover entities, initiate. Under the agreement, we will be required to pay all registration expenses with the exception of fees and expenses of counsel to the stockholders named in the agreement and underwriters discounts and commissions. We and the stockholders named in the agreement are required to indemnify one another against certain liabilities in respect of an offering covered by the registration rights agreement. Under the registration rights agreement, each of Dr. Sword, Dr. Nimmo, Mr. Cowan, Mr. Ankcorn, Dr. Bathgate, Dalame Resources S.A., Rathbone Jersey Limited and Mr. McEwan have agreed to certain restrictions on sales of their shares of our common stock for a two-year period following consummation of our initial public offering.

Waiver of National Insurance Payment Obligations

Certain of the options issued by Inveresk Research Group Limited contained a provision that obligated the holder of the option to pay to Inveresk Research Group Limited any U.K. National Insurance contributions payable by Inveresk Research Group Limited to the Inland Revenue upon exercise of these options. We waived this condition for Nicholas J. Thornton when he exercised certain of his options in March 2002 and accordingly we, and not Mr. Thornton, paid the U.K. National Insurance contribution of £59,697 (equivalent to $85,844) we were obligated to pay to the U.K. Inland Revenue in connection with the exercise of those options.

The options that we issued in exchange for the cancellation of the options described above in connection with the change in our ultimate parent do not contain an obligation on the part of the holder of the option to pay the full amount of the U.K. National Insurance contributions otherwise payable by us to the U.K. Inland Revenue upon the exercise of those options. Instead, these options provide that we will be liable for all U.K. National Insurance contributions payable by us to the extent the market value of our shares is equal to or less than the price at which our shares were first offered to the public in the initial public offering, and the holders of those options agreed to bear the liability for any U.K. National Insurance contributions in excess of this amount that may become due when the options are exercised. Consequently, if all of these options were exercised at a time when the market price was equal to or greater than the initial public offering price of $13 per share, we would be liable to pay an aggregate of $1.2 million in U.K. National Insurance contributions to the U.K. Inland Revenue. The persons who received these options included Drs. Nimmo and Bathgate and Messrs. Cowan and Thornton.

ANNUAL REPORT ON FORM 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (including the exhibits, financial statements and schedules thereto) will be furnished without charge to any stockholder upon written request directed to Martha Boyd, Secretary, Inveresk Research Group, Inc., 11000 Weston Parkway, Cary, North Carolina 27513.

STOCKHOLDER PROPOSAL DEADLINE

Stockholder proposals to be presented at the 2005 annual meeting of stockholders, for inclusion in our proxy statement and proxy card relating to that meeting, must be received by us at our principal executive offices in Cary, North Carolina, addressed to the Secretary of the Company, not later than December 1, 2004. Such proposals must comply with our bylaws and the requirements of Regulation 14A under the Securities Exchange Act of 1934.

OTHER MATTERS

We are not aware of any matters not described in this proxy statement that will be presented for action at the meeting. If any other matters should come before the meeting, the persons named in the accompanying proxy card will have discretionary authority to vote all proxies in accordance with their best judgment, unless otherwise restricted by law.

We urge you to submit your vote on the accompanying proxy card by completing, signing, dating and returning it in the accompanying postage-paid return envelope at your earliest convenience, whether or not you presently plan to attend the meeting in person.

By Order of the Board of Directors

Martha Boyd
Secretary
Cary, North Carolina
March 31, 2004

APPENDIX A

INVERESK RESEARCH GROUP, INC.
AUDIT COMMITTEE CHARTER

1. Audit Committee Purpose

The Audit Committee (the "Committee") shall assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities. The Committee's purpose and primary duties and responsibilities are to:

- Monitor and oversee the accounting and financial reporting processes and systems of internal controls of Inveresk Research Group, Inc. (the "Company");

- Monitor the Company's compliance with legal and regulatory requirements, excluding the day to day management and oversight of regulatory requirements fundamental to the Company's business as a contract research organization;

- Monitor the independence and performance of the Company's independent public accountants and internal auditors; and

- Provide an avenue of communication among the independent auditors, management, the internal audit department and the Board; and

- Establish and maintain procedures for the confidential receipt, retention and treatment of complaints regarding the Company's accounting, internal accounting controls or auditing matters.

In discharging its oversight role, the Committee has the power to conduct or to authorize investigations into any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company, including the independent auditors. The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities.

2. Audit Committee Composition

The Committee shall be comprised of at least three directors as appointed by the Board, each of whom shall meet the independence and audit committee composition requirements under the rules and regulations of the Nasdaq National Market and the US Securities and Exchange Commission (the "Commission") as in effect from time to time and shall be free from any relationship that would interfere with the exercise of his or her independent judgment as a member of the Committee.

The Chair of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Chair of the Committee shall have the necessary experience to qualify as an Audit Committee Financial Expert under Commission definitions.

The members of the Committee shall be elected by the Board at the meeting of the Board following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

No director may serve as a member of the Committee if such director serves on the Audit Committees of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee. No director may serve as Chair or as a voting member of the Committee if such director is a beneficial owner of 20% or more of the Company's voting stock (or is a general partner, controlling shareholder or officer of such a beneficial owner), but such a director may serve as a non-voting member of the Committee.

No member of the Committee shall receive any compensation from the Company other than director's fees (including equity-based awards), which may include additional amounts payable to the Chair and to members of the Committee for meeting more frequently or for longer periods of time than the full Board.

3. Audit Committee Meetings

The Committee shall meet at such times and from time to time as it deems to be appropriate, but not less than quarterly. The Committee shall meet separately, at least quarterly, with management, internal auditors and the independent public accountants. The Committee may request members of management or others to attend meetings and provide pertinent information as necessary.

The Committee shall report regularly to the Board.

4. Audit Committee Responsibilities and Duties

The responsibilities and duties of the Committee shall include the following:

Review Procedures

- Review and reassess the adequacy of this charter at least annually (and update this charter if and when appropriate).
- Review with representatives of management and the independent public accountants the Company's audited financial statements prior to their filing as part of the annual report on Form 10-K or any other filings with the Commission. These discussions shall include consideration of the quality of the Company's accounting principles as applied in its financial reporting, which would entail review of estimates, reserves and accruals, review of audit adjustments whether or not recorded and such other inquiries as may be appropriate. Based on the review, the Committee shall make its recommendation to the Board as to the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K or any other filings with the Commission.
- Consider the integrity of the Company's financial reporting process and controls in consultation with management, the independent public accountants and in the internal auditors. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent public accountants and the internal audit department together with management's responses including the status of previous recommendations.
- Review with financial management and the independent auditors the Company's quarterly financial results prior to the release of earnings and/or the Company's quarterly financial statements prior to filing or distribution of the Form 10-Q.
- Review with the Company's independent auditors any audit problems, disputes, or difficulties, and management's response thereto, encountered in the course of the audit work, including any restriction on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management, and, if applicable, also including any accounting adjustments that were noted or proposed by the auditors but were "passed" (including similar adjustments that were passed because individually they were not material); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company, and all other material written communications between the independent auditors and the management of the Company.
- Review and discuss any complaints received regarding the company's accounting, internal accounting controls and auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters including any related matters raised through the Company's "whistleblowing" policies and procedures.

Independent Auditors

- The Committee shall have the ultimate authority and responsibility to select, appoint, evaluate, oversee the work of, and replace the Company's independent public accountants (or to recommend such retention or replacement for shareholder approval in any proxy statement, if applicable). This Committee's authority and responsibility shall apply to the resolution of any disagreements between the auditor and the Company's management regarding financial reporting and shall apply to all activities of the auditor in preparing or issuing audit reports or related work. The selection and retention of auditors shall comply with applicable legal and regulatory requirements and Nasdaq listing standards. The independent public accountants shall be ultimately accountable to the Committee, on behalf of the board, and shall report directly to the Committee. The Committee shall instruct the independent auditors that the Board and the Committee are the auditors' clients.

- On an annual basis, obtain formal assurance from the independent public accountants that they have timely reported to the Audit Committee (i) all critical accounting policies and practices used in preparing or auditing the Company's financial statements; (ii) all alternative treatments of financial information with GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor; and (iii) other material written communications between the auditor and the management of the Company. This Committee's authority and responsibility shall apply to the resolution of any disagreements between the auditor and the Company's management regarding financial reporting and shall apply to all activities of the auditors in preparing or issuing audit reports or related work.

- On an annual basis, obtain formal written confirmation from the independent public accountant of the eligibility of its lead audit partner to serve in accordance with all applicable statutory, regulatory and other requirements (including under applicable Nasdaq rule rotation requirements.)

- On an annual basis, consider whether to rotate the audit firm itself.

- On an annual basis, receive from the independent public accountants and review a formal written statement describing: the auditors' internal quality-control procedures; any material issues raised by the most recent internal quality-control review or peer review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (to assess the auditors' independence) all relationships between the outside auditors and the Company, including each non-audit service provided to the Company and the matters set forth in Independence Standards Board Standard No. 1. The Committee actively and regularly shall engage in a dialogue with the independent public accountants as to any disclosed relationships or services that may impact the objectivity or independence of the audits. The Committee shall take, or recommend that the Board take, appropriate action to oversee the independence of the independent public accountants.

- On an annual basis, discuss with representatives of the independent public accountants the matters required to be discussed by Statement on Auditing Standards ("SAS") 61, as it may be modified or supplemented.

- Review the independent public accountants audit plan and engagement letter which discusses the scope, staffing, locations, reliance upon management and internal audit and general audit approach. Also, review the scope of non-audit services performed for the Company by the independent auditors and approve any significant non-audit relationship with the independent auditors.

- Consider and discuss with management and the independent auditors any difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information and any significant disagreements with management.

Funding

- The Committee must provide for and secure appropriate funding for, in advance, as determined by the Committee, the payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work; (ii) compensation to any advisers employed by the Committee; and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

- The Committee must pre-approve (i) the fees and other compensation to be paid to the independent public accountants for audit services and (ii) the fees and the extent which any Nasdaq permissible non-audit services may be performed by the auditor. The authority to grant pre-approvals may be delegated to any member of the Committee, however, the decision of any Audit Committee member to whom authority is delegated to pre-approve a non-audit service shall be presented to the full Committee at the next scheduled meeting. Any such approval of non-audit services shall be publicly disclosed in accordance with the applicable requirements of Nasdaq and the Commission.

Internal Audit Department and Legal Compliance

- Review the budget, plan, changes in plan, activities, organizational structure and qualifications of the internal audit department, as needed.

- Review significant reports prepared by the internal audit department together with management's response and follow-up to these reports.

- On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

- Immediately report any material noncompliance of charter mandates or NASD Rule 4350 to the Board of directors and the CEO.

Additional Powers

- The Committee may require any officer or employee of the company or the company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Independent Counsel and Other Advisers

- The Committee shall have the authority and responsibility to engage, evaluate and replace independent counsel and other advisers, as it determines necessary to carry out its duties. The selection and retention of such counsel and advisors should comply with applicable legal and regulatory requirements and Nasdaq listing standards. The Committee shall approve the fees and other compensation to be paid to such counsel and advisors. Committee counsel and advisors shall be ultimately accountable to the Board and the Committee.

Other Audit Committee Responsibilities

- Annually prepare a report to shareholders for inclusion in the Company's annual proxy statement. The report of the Committee shall (1) confirm that the Company has a formal, documented Committee charter setting forth the Committee's duties, (2) state whether the Committee satisfied its obligations under the charter during the previous year, and (3) cover all other matters required by rules of the Securities and Exchange Commission. The proxy statement shall include the full text of the charter at least once every three years and after any significant modification is approved by the Board.

- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submissions by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.

- Annually prepare a written affirmation to The Nasdaq Stock Market, Inc. regarding the Committee's compliance with respect to independence, financial literacy, determination of at least one Committee member having accounting or financial management expertise and annual review and assessment of this charter.

- Discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

- Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

- Discuss guidelines and policies governing the process by which senior management of the Company and the relevant departments of the Company assess and manage the Company's exposure to risk, and discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

- Establish hiring policies for employees or former employees of the independent auditors.

- Review and approve all related-party transactions.

- Meet with the CEO and CFO, prior to their certification of each annual or quarterly report filed by the Company with the SEC, and receive those officers' disclosures of (a) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company's ability to record, process, summarize, and report financial data, or to identify any material weakness in internal controls, and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

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APPENDIX B

INVERESK RESEARCH GROUP, INC.

2002 STOCK OPTION AND INCENTIVE COMPENSATION PLAN
as Amended and Restated as of May 4, 2004

Inveresk Research Group, Inc., a Delaware corporation (the "Company"), wishes to attract officers, employees and consultants to the Company and its Subsidiaries and to induce officers, employees and consultants to remain with the Company and its Subsidiaries, to encourage those persons to increase their efforts to make the Company's business more successful, whether directly or through its Subsidiaries, and to align their interests with the interests of the Company's stockholders.

The Plan as originally adopted provided that in connection with the transaction pursuant to which Inveresk Research Group Limited became a wholly-owned subsidiary of the Company, the Company would issue Options (to purchase shares of the Company's Common Stock) to holders of options to purchase capital stock of Inveresk Research Group Limited in consideration for the cancellation of the options issued by Inveresk Research Group Limited.

Amendments to the Plan were adopted in 2004 for the purpose of providing for awards of equity-based compensation other than stock options, as hereinafter set forth.

1. Definitions

Whenever used herein, the following terms shall have the meanings set forth below:

"Amendment Date" means May 4, 2004.

"Award" means an Option, Performance Stock Award, Restricted Stock Award, Performance Restricted Stock Award, Cash Performance Award, Stock Unit Award or Stock Appreciation Right (SAR) awarded under this Plan.

"Award Agreement" means a written agreement entered into pursuant to this Plan by the Company and a Participant with respect to an Award.

"Board" means the Board of Directors of the Company.

"Cause" means, with respect to any Participant, unless otherwise provided in the Participant Award Agreement, conduct that is determined by the Board in good faith to fall within one or more of the following categories: (i) engaging in willful or gross misconduct or neglect in the conduct of the Participant's employment obligations, (ii) repeatedly failing to adhere to the directions of superiors or the Board or the written policies and practices of the Company or its Subsidiaries or its affiliates, (iii) the commission of a felony or a crime of moral turpitude, or any crime involving the Company or its Subsidiaries, or any affiliate thereof, (iv) fraud, misappropriation or embezzlement, (v) a material breach of the Participant's employment agreement (if any) with the Company or its Subsidiaries or its affiliates, (vi) acts or omissions constituting a material failure to perform substantially and adequately the duties assigned to the Participant or (vii) any illegal act detrimental to the Company or its Subsidiaries or affiliates.

"Cash Performance Award" means a right to receive cash based on the attainment of pre-established Performance Goals.

"Change in Control" means the occurrence of any of the following:

(i) any "person," including a "group" (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding the Company, any entity, controlled by or under common control with the Company, any employee benefit plan of the Company or any such entity, and, with respect to any particular Participant, the Participant and any "group" (as that term is used in Section 13(d)(3) of the Exchange Act) of which the Participant is a member), becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing a majority of either (A) the combined voting power of the Company's then outstanding securities or (B) the Shares then outstanding (in either such case other than as a result of an acquisition of securities directly from the Company); provided, however, that, in no event shall a Change in Control be deemed to have occurred (x) by reason of an increase in the percentage beneficial ownership of any person or group that results from a reduction in the number of outstanding Shares or (y) by reason of an increase in the beneficial ownership of a person or group of less than 5% per year or (z) by reason of any increase in the beneficial ownership of a person or group that on the date the Company first became subject to the periodic reporting obligations imposed under the Exchange Act was the beneficial owner of the Shares then outstanding; or

(ii) any consolidation or merger of the Company in which the stockholders of the Company immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any); or

(iii) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least a majority of the combined voting power of the voting securities of which are owned by persons in substantially the same proportion as their ownership of the Company immediately prior to such sale, or the approval by the Company's stockholders, in accordance with the requirements of applicable law, of any plan or proposal for the liquidation or dissolution of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the committee appointed by the Board pursuant to Section 3, or as the context requires, any subcommittee thereof appointed for the purposes of the Plan.

"Common Stock" means the Company's Common Stock, par value $.01, either currently existing or authorized hereafter.

"Company" means Inveresk Research Group, Inc., a Delaware corporation.

"Disability" means, unless otherwise provided by the Committee in the Participant's Award Agreement, a disability which renders the Participant incapable of performing all of his or her material duties for a period of at least 180 consecutive or non-consecutive days during any consecutive twelve-month period.

"Effective Date" means June 27, 2002.

"Embedded Value" means, with respect to any Option, as of any date, the excess of (i) the Option Price then in effect over (ii) the Fair Market Value on that date.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Options" means all Options granted as described in Section 4(a) of the Plan.

"Fair Market Value" means, as of any date, the value of a Share determined as follows: (i) if the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, the Fair Market Value of each Share shall be the closing sales price for such stock (or the closing bid, if no sales were reported) on such exchange or system on the last trading day preceding the date of determination, as reported in The *Wall Street Journal* or such other source as the Committee deems reliable; (ii) if the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Common

Stock on the day of determination, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; and (iii) in the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Committee.

"Incentive Stock Option" means an "incentive stock option" within the meaning of Section 422(b) of the Code.

"Non-Qualified Stock Option" means an Option which is not an Incentive Stock Option.

"Old Inveresk Option" means each option to subscribe for ordinary shares or B ordinary shares of Inveresk Research Group Limited that is outstanding immediately prior to the time Inveresk Research Group Limited becomes a wholly-owned subsidiary of the Company.

"Old Inveresk Optionee" means each person who is a holder of Old Inveresk Options immediately prior to the time Inveresk Research Group Limited becomes a wholly-owned subsidiary of the Company.

"Option" means the right to purchase, at a price and for the term fixed by the Committee in accordance with the Plan, and subject to such other limitations and restrictions in the Plan and the applicable Award Agreement, a number of Shares determined by the Committee.

"Optionee" means a person to whom an Option is granted pursuant to the provisions of this Plan and, except where the context requires otherwise, includes, the Successors of any such person.

"Option Price" means, with respect to any Option, the exercise price per Share.

"Participant" means an officer, employee or consultant who has received an Award under the Plan.

"Performance Goals" means for the purposes of an Award, including any Award that is intended to qualify as performance-based compensation under Section 162(m), any one or more of the following: revenue, profits, net income, pre-tax income, operating income, earnings per share, total shareholder return, return on equity, return on capital, cash flow, stock price, operating margin, pretax margin, and net income margin. These performance criteria can be used individually or in any combination, can be measured annually or cumulatively, can be measured on an absolute basis or relative basis, compared to other companies or indices, and can apply to the entire Company or a business unit.

"Performance Stock Award" means a right to receive Shares, subject to performance and other conditions specified in the applicable Award Agreement, but does not include an Option.

"Performance Option" means an Option that is subject to performance goals specified in the applicable Award Agreement.

"Performance Restricted Stock Award" means a right to receive Shares, subject to performance and other limitations and restrictions specified in the Plan and the applicable Award Agreement, but does not include an Option.

"Plan" means this 2002 Stock Option and Incentive Compensation Plan, as amended and restated as of May 4, 2004 and as it and may from time to time be further amended.

"Restricted Stock Award" means a right to receive Shares, subject to limitations and restrictions specified in the Plan and the applicable Award Agreement.

"Retirement" means, unless otherwise provided by the Committee in the applicable Award Agreement, the voluntary termination of employment (or other termination of service, in the case of a consultant) of a Participant on or after the Participant's attainment of age 65.

"Securities Act" means the Securities Act of 1933, as amended.

"Shares" means shares of Common Stock of the Company.

"Stock Appreciation Rights" or "SARs" means the right to receive payment in cash, Shares or a combination of both, in an amount equal to the product of (x) the number of Shares specified in the applicable Award Agreement and (y) the excess of the Fair Market Value at the time of exercise over the exercise (or "strike") price as specified in the applicable Award Agreement.

"Stock Unit" means a right to receive Shares, subject to limitations and restrictions specified in the Plan and the Applicable Award Agreement.

"Subsidiary" means any corporation (other than the Company) that is a "subsidiary corporation" with respect to the Company under Section 424(f) of the Code. In the event the Company becomes a subsidiary of another company, the provisions hereof applicable to subsidiaries shall, unless otherwise determined by the Committee, also be applicable to any company that is a "parent corporation" with respect to the Company under Section 424(e) of the Code.

"Successor" means, with respect to any Participant who has died, the legal representative of the estate of the person or persons who acquire the right to exercise an Option by bequest or inheritance or otherwise by operation of law.

2. Approval; Effective Date; Termination

The 2002 Stock Option Plan was effective on the Effective Date. The Plan was amended and restated as of May 4, 2004. The Plan shall terminate on, and no Option shall be granted hereunder on or after, the tenth anniversary of the Effective Date of the Plan; provided, however, that the Board may terminate the Plan at any time prior to that date.

3. Administration of Plan

The Plan shall be administered by the Committee appointed by the Board. The Committee shall consist of at least two individuals, each of whom shall be a "non-employee director" as defined in Rule 16b-3 promulgated by the Securities and Exchange Commission ("Rule 16b-3") under the Exchange Act and shall, at such times as the Company is subject to Section 162(m) of the Code (to the extent relief from the limitation of Section 162(m) of the Code is sought with respect to Awards), qualify as "outside directors" for purposes of Section 162(m) of the Code. The Committee may appoint any appropriate subcommittee consisting solely of two or more directors who qualify as "outside directors" and "non-employee directors" and delegate any of its authority to such subcommittee. The acts of a majority of the members present at any meeting of the Committee at which a quorum is present, or acts approved in writing by a majority of the entire Committee, shall be the acts of the Committee for purposes of the Plan. If and to the extent applicable, no member of the Committee may act as to matters under the Plan specifically relating to such member. If no Committee is designated by the Board to act for these purposes, the Board shall have the rights and responsibilities of the Committee hereunder and under the Award Agreements.

4. Eligibility and Grant of Awards; Committee Authority.

(a) Following the Effective Date, the Company granted Options to each Old Inveresk Optionee, against and in consideration of the cancellation of all Old Inveresk Options held by such Old Inveresk Optionee. The Exchange Options so granted are intended in the aggregate to confer on the Old Inveresk Optionee, to the extent reasonably practicable in the circumstances, substantially the same economic and other rights as were provided under the Old Inveresk Options that are so cancelled.

(b) Subject to the provisions of the Plan, the Committee may, in its discretion as reflected by the terms of the Award Agreements: (i) cause the Company to grant Awards to employees, officers and consultants of the Company and its Subsidiaries; (ii) determine and designate from time to time those employees, officers and consultants of the Company and its Subsidiaries to whom Awards are to be granted and the number of Shares to be included in or covered by such Awards; and (iii) determine and impose such other terms and conditions in respect of each Award as it shall deem appropriate.

(c) In determining the eligibility of an employee, officer or consultant to receive an Award, as well as in determining the terms of the Award, the Committee may consider the position and responsibilities of the employee, officer or consultant, the nature and value to the Company of the employee's, officer's or consultant's services and accomplishments whether directly or through its Subsidiaries, the employee's, officer's or consultant's present and potential contribution to the success of the Company whether directly or through its Subsidiaries and such other factors as the Committee may deem relevant. The Award Agreement shall contain such other terms, provisions and conditions not inconsistent herewith as shall be determined by the Committee. The Committee may require as a condition to the grant of any Award that a Participant shall take whatever additional actions and execute whatever additional documents the Committee may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Participant pursuant to the express provisions of the Plan and the Award Agreement, and the Participant by accepting the Award subject to such a condition shall be deemed to have accepted those obligations. If any Award Agreement or Award provides (without regard to this sentence) for the obligation of the Company or any affiliate thereof to purchase or repurchase Shares from a Participant or any other person, then, notwithstanding the provisions of the Award Agreement or such other agreement, such obligation shall not apply to the extent that the purchase or repurchase would not be permitted under Delaware law.

5. Number of Shares Subject to Awards.

(a) Subject to the provisions of Section 16, Awards with respect to an aggregate of no more than 5,365,589 Shares may be granted under the Plan; provided, however, that if when an Award expires, terminates or is forfeited, any Shares covered by the Award have not been issued or transferred to the Participant (and are not required to be so issued or transferred), those Shares shall not be counted against the foregoing limitation and may be the subject of further Awards. For purposes of the foregoing limitation, each Share covered by a Performance Stock Award or a Restricted Stock Award shall be treated as an Award covering three Shares.

(b) Subject to the requirements of applicable law, Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares or treasury shares. The certificates for Shares issued hereunder may include any legend which the Committee deems appropriate to reflect any restrictions on transfer hereunder or under the Award Agreement, or as the Committee otherwise may deem appropriate.

(c) The aggregate Fair Market Value, determined as of the date an Option is granted, of the Common Stock for which any Participant may be awarded Incentive Stock Options which are first exercisable by the Participant during any calendar year under the Plan (or any other stock option plan required to be taken into account under Section 422(d) of the Code) shall not exceed $100,000.

(d) Following the Amendment Date and until the tenth anniversary of the Effective Date, no Participant may be granted as an average per year over any three consecutive calendar years Awards of (i) Restricted Stock, Stock Units, Performance Stock or Performance Restricted Stock with respect to more than 100,000 Shares or (ii) Stock Options or Stock Appreciation Rights with respect to more than 300,000 Shares or (iii) Cash Performance Awards of more than $3 million.

6. Types of Awards.

(a) Options may be granted at the discretion of the Committee. The Option Price in respect of each Option shall be determined by the Committee at the time of grant and reflected in the Award Agreement in respect of that Option, as amended from time to time; provided, however, that except for (i) the Exchange Options; (ii) actions taken by the Committee pursuant to Section 16 of the Plan and (iii) as determined by the Committee in respect of options granted in connection with business combination transactions, the Option Price with respect any particular Award shall in no event be less than 100% of the Fair Market Value of a Share on the day the Option is granted. Any particular Award Agreement may provide for different exercise prices for specified amounts of Shares subject to the Option. The Option Price with respect to each Incentive Stock Option shall not be less than 100% (or 110%, in the case of an individual described in Section 422(b)(6) of the Code (relating to certain 10% owners)) of the Fair Market Value of a Share on the day the Option is granted. For each Award of Options, the Committee shall specify whether the Options are intended to be Incentive Stock Options, Non-Qualified Stock Options, or both. To the extent that any Option does not qualify as an Incentive Stock Option, it shall constitute a separate Non-Qualified Stock Option. Incentive Stock Options may be granted only to employees. Notwithstanding anything to the contrary in the Plan, Options shall not be granted to consultants in the United Kingdom unless the Committee expressly determines otherwise.

(b) Performance Stock Awards may be granted at the discretion of the Committee. Each Performance Stock Award shall consist of an award of Shares, the grant, issuance and vesting of which shall be subject to Performance Goals and such other conditions as the Committee shall specify at the time of grant. An Award shall specify the maximum number of Shares subject to the Performance Stock Award and its terms and conditions. The Committee shall set the Performance Goals and the period within which they must be achieved, in its discretion. Subject to the terms of the applicable Award Agreement, as soon as practicable following the time the Performance Goals and other conditions are met, Shares shall be paid to the Participant. The Performance Goals may be used to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code and to the extent any particular Performance Stock Award is intended by the Committee to comply with Section 162(m), the Performance Goals shall be deemed satisfied only when the Committee (or an applicable subcommittee thereof) so certifies.

(c) Restricted Stock Awards may be granted at the discretion of the Committee. Shares may be issued pursuant to a Restricted Stock Award subject to such conditions on forfeiture, restrictions on sale or transfer and other terms and conditions as the Committee shall specify at the time of grant. Unless otherwise determined by the Committee, a Participant who has received a Restricted Stock Award shall have all the rights and privileges of a stockholder with respect to the Shares covered by the Award during the period in which the Participant's rights in respect of the Shares remain subject to restrictions, but all of the Participant's rights in respect of those Shares shall terminate if the Restricted Stock Award is forfeited or terminated in accordance with its terms before those restrictions expire.

(d) Performance Restricted Stock Awards may be granted at the discretion of the Committee. The rights of a Participant in the Shares covered by a Performance Restricted Stock Award shall be subject to Performance Goals and such conditions on forfeiture, restrictions on sale or transfer and other terms and conditions as the Committee shall specify at the time of grant. Unless otherwise determined by the Committee, a Participant who has received a Performance Restricted Stock Award shall have all the rights and privileges of a stockholder with respect to the Shares covered by the Award during the period in which the Participant's rights in respect of the Shares remain subject to restrictions, but all of the Participant's rights shall terminate if the Performance Restricted Stock Award is forfeited or terminated in accordance with its terms before those restrictions expire. The Performance Goals specified in the terms of the Award may be used to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code and to the extent any particular Performance Restricted Stock Award is intended by the Committee to comply with Section 162(m), the Performance Goals shall be deemed satisfied only when the Committee (or an applicable subcommittee thereof) so certifies.

(e) Cash Performance Awards may be granted at the discretion of the Committee. The rights of a Participant in respect of a Cash Performance Award shall be subject to Performance Goals and such other conditions and terms as the Committee shall specify at the time of grant. The Committee shall specify as to each Cash Performance Award the maximum cash amount payable, the Performance Goals, the period within which the Performance Goals must be achieved, and such other terms and conditions as the Committee shall determine. As soon as practicable following the time the Performance Goals are met, the applicable cash payment shall be made to the Participant or deferred to the extent permitted by the Committee. The Performance Goals specified in the terms of the Award may be used to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code and to the extent any particular Cash Performance Award is intended by the Committee to comply with Section 162(m), the Performance Goals shall be deemed satisfied only when the Committee (or an applicable subcommittee thereof) so certifies.

(f) Stock Appreciation Rights may be granted at the discretion of the Committee, either in tandem with an Award of an Option or as a "stand-alone" SAR. The exercise price per share of a tandem SAR shall be the Option Price of the related Option. The exercise price of a stand-alone SAR shall be an amount determined by the Committee, but in no event less than 100% of the Fair Market Value of a Share on the date the SAR is granted. SARs shall be exercisable and vest upon the terms and conditions determined by the Committee at the time of the grant. Unless earlier expired, forfeited, or otherwise terminated, each SAR shall expire on a date determined by the Committee at the time of grant, provided that the term of a tandem SAR shall not exceed the term of the related Option and the term of a stand-alone SAR shall not exceed 10 years. Upon exercise of a SAR, the Participant shall receive payment in cash, Shares or a combination of both, as determined by the Committee, in an amount equal to the excess of the Fair Market Value on the exercise date of the number of Shares covered by the SAR (or in the case of a partial exercise, of the number of Shares as to which the SAR us being exercised) over the aggregate exercise price. To the extent payment is made in Shares, unless otherwise specified by the Committee the Shares delivered in payment shall be valued for purposes of the payment at their Fair Market Value on the date of exercise.

(g) Performance Options may be granted at the discretion of the Committee. The rights of Participant in respect of a Performance Option shall be subject to Performance Goals and such other conditions and terms as the Committee shall specify at the time of grant. The exercise price per share for each Performance Option shall not be less than 100% of the Fair Market Value on the date of grant. Unless earlier expired, forfeited, or otherwise terminated, each Performance Option shall expire upon the tenth anniversary of the date of grant or on such other date as is specified in the applicable Award Agreement.

(h) Stock Units may be granted at the discretion of the Committee. Stock Units will constitute an unfunded commitment by the Company to transfer to the Participant the number of Shares specified by the Committee in the terms of the Award. Stock Unit Awards shall be subject to such conditions, limitations, and vesting requirements as the Committee shall specify at the time of grant. At the discretion of the Committee, and subject to the limitations on the number of Shares that may be granted under the Plan, the Company may credit to a hypothetical account an amount equal to any dividends or distributions declared by the Company, that would have been payable on the number of Shares payable to the Participant pursuant to such Award if those Shares had been outstanding on the record date established for the dividend or distribution.

7. Term of Awards; Vesting.

(a) Unless earlier expired, forfeited or otherwise terminated, each Award shall expire in its entirety upon the tenth anniversary of the date of grant or shall have such other term (which may be shorter, but not longer, in the case of Incentive Stock Options) as is set forth in the applicable Award Agreement (except that, in the case of an individual described in Section 422(b)(6) of the Code (relating to certain 10% owners) who is granted an Incentive Stock Option, the term of such Option shall be no more than five years from the date of grant). The Option shall also expire, be forfeited and terminate at such times and in such circumstances as otherwise provided hereunder or under the Award Agreement.

(b) Each Award, to the extent that there has been no termination of the Participant's employment (or other service, if applicable) and the Award has not otherwise lapsed, expired, terminated or been forfeited, shall first become exercisable according to the terms and conditions set forth in the Award Agreement, as determined by the Committee at the time of grant. Unless otherwise provided in the Award Agreement or herein, no Award (or portion thereof) shall ever be exercisable if the Participant's employment or other service with the Company and its Subsidiaries has terminated before the time at which such Award would otherwise have become exercisable, and any Award that would otherwise become exercisable after such termination shall not become exercisable and shall be forfeited upon such termination. Notwithstanding the foregoing provisions of this Section 7(b), Awards exercisable pursuant to the schedule set forth by the Committee at the time of grant may be fully or more rapidly exercisable or otherwise vested at any time in the discretion of the Committee. Upon and after the death of a Participant, such Participant's Awards, if and to the extent otherwise exercisable hereunder or under the applicable Award Agreement after the Participant's death, may be exercised by the Successors of the Participant.

8. Exercisability Upon and After Termination of Participant.

(a) Unless otherwise provided in an Award Agreement, if the Participant's employment (or other service, if applicable) with the Company and its Subsidiaries is terminated other than (i) by voluntary resignation of the Participant, (ii) by termination by the Company for Cause, or (iii) by termination by reason of death, Retirement or Disability, an Option or other Award subject to the Participant's exercise may be exercised (but only to the extent the Award otherwise was exercisable on the date of termination) until the earlier of (i) three months from the date of termination of employment or (ii) the date on which the term of the Award expires in accordance with the provisions of the applicable Award Agreement and this Plan.

(b) Unless otherwise provided in the applicable Award Agreement, if the Participant's employment with the Company and its Subsidiaries terminates due to the death, Retirement or Disability of the Participant, any Option or other Award that remains subject to exercise by the Participant on the date of termination may be exercised (but only to the extent the Award otherwise was exercisable on the date of termination) until the earlier of (i) one year from the date of termination of employment (or other service, if applicable) of the Participant, or (ii) the date on which the term of the Award expires in accordance with the provisions of the applicable Award Agreement and this Plan.

(c) Notwithstanding any other provision of this Plan, unless otherwise specifically provided in an Award Agreement, if (i) the Participant's employment is terminated by the Company or any of its Subsidiaries for Cause or (ii) the Participant terminates his employment with the Company and its Subsidiaries (other than on account of death, Retirement or Disability) the Participant's Awards, to the extent then unexercised, unvested or unpaid, shall thereupon cease to be exercisable or otherwise payable and shall be deemed immediately cancelled.

9. Exercise of Awards.

(a) Subject to vesting, other restrictions on exercisability and other restrictions provided for hereunder or otherwise imposed in accordance herewith, an Award that is subject to exercise by a Participant may be exercised, and payment by a Participant made only by written notice (in the form prescribed by the Committee) to the Company specifying the number of Shares with respect to which the Award shall be exercised.

(b) Without limiting the scope of the Committee's discretion hereunder, the Committee may impose such other restrictions on the exercise of Options and other Awards (whether or not in the nature of the foregoing restrictions) as it may deem necessary or appropriate.

(c) If Shares acquired upon exercise of an Incentive Stock Option are disposed of in a disqualifying disposition within the meaning of Section 422 of the Code by a Participant prior to the expiration of either two years from the date of grant of such Option or one year from the transfer of Shares to the Participant pursuant to the exercise of such Option, or in any other disqualifying disposition within the meaning of Section 422 of the Code, such Participant shall notify the Company in writing as soon as practicable thereafter of the date and terms of such disposition and, if the Company (or any affiliate thereof) thereupon has a tax-withholding obligation, shall pay to the Company (or such affiliate) an amount equal to any withholding tax the Company (or affiliate) is required to pay as a result of the disqualifying disposition.

(d) The aggregate Option Price shall be paid in full upon the exercise of an Option. Payment must be made by one of the following methods:

(i) a certified or bank cashier's check;

(ii) the proceeds of a Company loan program or third-party sale program or a notice acceptable to the Committee given as consideration under such a program, in each case if permitted by the Committee in its discretion, if such a program has been established and provided the Participant is eligible to participate therein;

(iii) if approved by the Committee in its discretion, Shares of previously owned Common Stock having an aggregate Fair Market Value on the date of exercise equal to the aggregate Option Price, which Common Stock was owned by the Participant at least six months prior to such delivery;

(iv) if approved by the Committee in its discretion, through the written election of the Participant to have Shares withheld by the Company from the Shares otherwise to be received, with such withheld Shares having an aggregate Fair Market Value on the date of exercise equal to the aggregate Option Price;

(v) if approved by the Committee, by surrendering Options in exchange for Shares having an aggregate Fair Market Value on the date of the surrender equal to the aggregate Embedded Value on that date of the Options so surrendered; or

(vi) by any combination of such methods of payment or any other method as the Committee in its discretion may approve.

(e) The Committee, in its discretion, may also permit the Participant to elect to exercise an Option by delivering to the Company a combination of Shares and cash with an aggregate Fair Market Value equal to the applicable Option Price, as determined as of the day the Option is exercised.

(f) Except in the case of Options exercised by certified or bank cashier's check, the Committee may impose limitations and prohibitions on the exercise of Options as it deems appropriate, including, without limitation, any limitation or prohibition designed to avoid accounting consequences which may result from the use of Common Stock as payment upon exercise of an Option.

(g) The Committee may provide that no Option may be exercised with respect to any fractional Share. Any fractional Shares resulting from an Optionee's exercise that is accepted by the Company shall in the discretion of the Committee be paid in cash.

10. Tax Withholding.

The Committee may, in its discretion, require a Participant to pay to the Company at the time of exercise of any Option or SAR, or vesting of any Performance Stock Award or Restricted Stock Award or payment under any other Award the amount that the Committee deems necessary to satisfy the Company's obligation to withhold federal, state or local income or other taxes incurred by reason of the exercise or other income recognition event. The Committee may in its discretion elect to withhold issuance of Shares pursuant to Performance Stock Awards or Restricted Stock Awards in amounts sufficient to cover any withholding tax obligation. Upon exercise of an Option, the Optionee may, if approved by the Committee in its discretion, make a written election to have Shares then issued withheld by the Company from the Shares otherwise to be received, or to deliver previously owned Shares, in order to satisfy the liability for such withholding taxes. In the event of any withholding of Shares in respect of the withholding, the number of Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of exercise sufficient to satisfy the applicable withholding taxes. Where the exercise or vesting of an Award does not give rise to an obligation by the Company to withhold federal, state or local income or other taxes on the date of exercise, but may give rise to such an obligation in the future, the Committee may, in its discretion, make such arrangements and impose such requirements as it deems necessary or appropriate. Notwithstanding anything contained in the Plan or the Award Agreement to the contrary, the Participant's satisfaction of any tax-withholding requirements imposed by the Committee in its discretion shall be a condition precedent to the Company's obligation, as may otherwise be provided hereunder, to provide Shares or other benefits to the Participant, and the failure of the Participant to satisfy such requirements with respect to any Award shall cause such Award to be forfeited.

11. Exercise by Successors.

An Award may be exercised by the Successors of the Optionee only by written notice (in the form prescribed by the Committee) to the Company specifying terms and manner of the exercise.

12. Nontransferability of Option.

Each Award granted under the Plan shall be nontransferable by the Optionee except by will or the laws of descent and distribution of the state wherein the Participant is domiciled at the time of his death; provided, however, that the Committee may (but need not) permit other transfers, where the Committee concludes that such transferability (i) does not result in accelerated income taxation, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be described in Section 422(b) of the Code, and (iii) is otherwise appropriate and desirable.

13. Regulations and Approvals.

(a) The obligation of the Company to issue, transfer or sell Shares with respect to Awards granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

(b) The Committee may make such changes to the Plan as may be necessary or appropriate to comply with the rules and regulations of any government authority or to obtain tax benefits applicable to stock options.

(c) Each Award is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Shares, no Awards shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions in a manner acceptable to the Committee.

(d) In the event that the disposition of stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required under the Securities Act and any other applicable law, and the Committee may require any individual receiving Shares pursuant to the Plan, as a condition precedent to receipt of such Shares, to represent to the Company in writing that the Shares acquired by such individual are acquired for investment only and not with a view to distribution and that such Shares will be disposed of only if registered for sale under the Securities Act or if there is an available exemption for such disposition.

14. Administrative Rules; Interpretation.

The Committee may make such rules and regulations and establish such procedures for the administration of the Plan as it deems appropriate. Without limiting the generality of the foregoing, the Committee may (i) determine (A) the conditions under which a Participant will be considered to have retired or become disabled and (B) whether any Participant has done so; (ii) establish or assist in the establishment of a program (which need not be administered in a nondiscriminatory or uniform manner) under which the Company or a third party may make bona-fide loans on arm's-length terms to any or all Participants to assist such Participants with the satisfaction of any or all of the obligations that such Participants may have hereunder and under any Award Agreement or under which third-party sales may be made for such purpose (including, without limitation, but subject to any limitations or prohibitions imposed under applicable law, a loan program under which the Company or a third party would advance to a holder of an Option the aggregate Option Price payable under the Option and be repaid with Option Shares or the proceeds thereof and a sale program under which funds to pay for Option Shares are delivered by a third party upon the third party's receipt from the Company of stock certificates); (iii) determine the extent, if any, to which Awards or Shares issued or issuable pursuant to any Award shall be forfeited (whether or not such forfeiture is expressly contemplated hereunder); (iv) interpret the Plan and the Award Agreements hereunder, with such interpretations to be conclusive and binding on all persons and otherwise accorded the maximum deference permitted by law, and (v) take any other actions and make any other determinations or decisions that it deems necessary or appropriate in connection with the Plan or the administration or interpretation thereof. In the event of any dispute or disagreement as to the interpretation of the Plan or of any rule, regulation or procedure, or as to any question, right or obligation arising from or related to the Plan, the decision of the Committee shall be final and binding upon all persons. Unless otherwise expressly provided hereunder, the Committee, with respect to any Award, may exercise its discretion hereunder at the time of the Award or thereafter.

15. Amendments.

The Board may amend the Plan as it shall deem advisable, except that no amendment may adversely affect a Participant with respect to Awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that the Board may not make any amendment in the Plan that would, if such amendment were not approved by the holders of the Common Stock, cause the Plan to fail to comply with any requirement of applicable law or regulation, unless and until the approval of the holders of such Common Stock is obtained. Without limiting the generality of the foregoing, the Committee may (subject to such considerations as may arise under Section 15 of the Exchange Act, or under other corporate, securities or tax laws) take any steps it deems appropriate, that are not inconsistent with the purposes and intent of the Plan, to take into account the provisions of Section 162(m) of the Code.

16. Changes in Capital Structure.

(a) If (i) the Company shall at any time be involved in a merger, consolidation, dissolution, liquidation, reorganization, exchange of shares, sale of all or substantially all of the assets or stock of the Company or a transaction similar thereto, (ii) any stock dividend, stock split, reverse stock split, stock combination, reclassification, recapitalization or other similar change in the capital structure of the Company, or any distribution to holders of Common Stock other than cash dividends, shall occur or (iii) any other event shall occur which in the judgment of the Committee necessitates action by way of adjusting the terms of the outstanding Awards, then the Committee may forthwith take any such action as in its judgment shall be necessary to maintain the Participants' rights hereunder (including under the Award Agreements) so that they are substantially proportionate to the rights existing prior to such event, and to maintain the continuing availability of Shares under Section 5 (if Shares are otherwise then available) in a manner consistent with the intent hereof, including, without limitation, adjustments in (x) the number and kind of shares or other property subject to Awards, (y) the Option Price (if applicable), and (z) the number and kind of shares available under Section 5. To the extent that such action shall include an increase or decrease in the number of Shares (or units of other property then available) subject to outstanding Awards, the number of Shares (or units) available under Section 5 shall be increased or decreased, as the case may be, proportionately, as may be provided by Committee in its discretion.

(b) If a Change in Control shall occur, then the Committee as constituted immediately before the Change in Control may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the Change in Control (including, without limitation, the substitution of stock, cash or other property for the Shares otherwise issuable on exercise of Awards, the acceleration of the exercisability of Awards or substitution of cash or other property for any Award).

(c) The judgment of the Committee with respect to any matter referred to in this Section 16 shall be conclusive and binding upon each Optionee without the need for any amendment to the Plan.

17. Notices.

All notices under the Plan shall be in writing, and if to the Company, shall be delivered to the Board or mailed to its principal office, addressed to the attention of the Board; and if to the Participant, shall be delivered personally, sent by facsimile transmission or mailed to the Participant at the address appearing in the records of the Company. Such addresses may be changed at any time by written notice to the other party given in accordance with this Section 17.

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Officers

Dr. Walter S. Nimmo
President and Chief Executive Officer

Mr. D. J. Paul E. Cowan
Chief Financial Officer, Treasurer and Secretary

Mr. Michael F. Ankcorn
President, CTBR

Dr. Brian Bathgate
President, Pre-Clinical Europe

Mr. Nicholas J. Thornton
Vice President, Corporate Development

Mr. Alastair S. McEwan
Vice President, Global Clinical

Board of Directors

Dr. Ian P. Sword
Chairman

Dr. Walter S. Nimmo
President and Chief Executive Officer

Dr. John Urquhart
Vice Chairman

Dr. John T. Henderson
Director

Ms. S. Louise McCrary
Director

Ms. Vanessa C. L. Chang
Director

Corporate Information

Headquarters
Inveresk Research Group, Inc.
11000 Weston Parkway
Cary, North Carolina 27513
Telephone: 1 919 460-9005

Geographic and Principal Subsidiary Operations

USA
Inveresk Research Group, Inc.
11000 Weston Parkway
Cary, North Carolina 27513
Telephone: 1 919 460-9005

United Kingdom
Inveresk Research Group Limited
Elphinstone Research Centre,
Edinburgh EH33 2NE
Scotland
Telephone: +44 1875 614545

Canada
CTBR Bio-Research Inc.
87 Senneville Road
Senneville (Montreal)
Quebec, H9X 3R3
Telephone: 1 514 630-8200

Stockholder Information

Investor Information
Current and prospective Inveresk Research investors can receive the annual report, proxy statement, 10-K, earnings announcements, 10-Qs and other publications of interest by accessing our website at: www.inveresk.com.

Transfer Agent and Registrar
Questions concerning stock certificates, transfer of ownership or other matters pertaining to stock accounts should be directed to the transfer agent of Inveresk Research at the telephone number or address listed below:

Continental Stock Transfer & Trust Company
17 Battery Place
New York
NY 10004
Telephone: (212) 509-4000

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock began trading on the Nasdaq Stock Market's National Market on June 28, 2002 under the symbol "IRGI". The following table sets forth the high and low sales prices of our common stock as reported by the Nasdaq Stock Market for the periods indicated.

	High	Low
2004		
First quarter (through February 17, 2004)	$ 28.90	$ 23.25
2003		
First quarter	$ 21.65	$ 11.50
Second quarter	$ 19.53	$ 12.85
Third quarter	$ 21.73	$ 15.00
Fourth quarter	$ 25.85	$ 19.75
2002		
Second quarter (from June 28, 2002)	$ 13.15	$ 12.96
Third quarter	$ 19.05	$ 8.67
Fourth quarter	$ 22.12	$ 16.55

Stockholders
As of February 17, 2004, there were approximately 17 holders of record of our shares of common stock. This does not include persons who hold our common stock in accounts with brokers or banks.

Dividends
We have not paid any dividends in the past and currently we do not expect to pay cash dividends or make any other distributions in the foreseeable future.

Inveresk Research Group, Inc.

Corporate Headquarters
... Weston Parkway
Cary, North Carolina
USA, 27513
+1 919 460 9005
+1 919 462 2400
info@inveresk.com
www.inveresk.com

European Headquarters
Elphinstone Research Centre
Edinburgh, EH33 2NE
SCOTLAND
+44 1875 614545
+44 1875 614555
info@inveresk.com
www.inveresk.com

CTBR
87 Senneville Road
Senneville (Montreal)
Quebec
CANADA, H9X 3R3
+1 514 630 8200
+1 514 630 8230
marketing@ctbr.com
www.ctbr.com



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